
13001815

Limitedbrands

Proxy Statement for the
2013 Annual Meeting of Stockholders
and 2012 Annual Report

Dear Partner –

2012 was a good year. We did get better. Comparable store sales increased 6 percent, on top of 10 percent in 2011. Inventories were well managed and controlled, and ended the year up 4 percent per square foot. Adjusted operating income was $1.7 billion, compared to $1.5 billion last year, or up 10 percent. We ended the year with a record adjusted operating income rate of 16.3 percent – we're hoping a new base line of performance – and record adjusted earnings per share of $2.92 versus $2.60 in 2011.

Over the last three, five and 10 years, our total return to shareholders significantly exceeded most retailers, as well as the S&P 500 and the S&P retail indexes. In 2012 we returned more than $2 billion through repurchases and dividends. Returning value to our shareholders is simply the right and smart thing to do … our ability to do so – and do so consistently – is a key measure of our success.

As for the state of our business, I believe all of our vital signs are excellent. Inventory, expenses and real estate are carefully and conservatively managed. Improved in-store execution in key markets has increased volume and productivity. And because that focus on getting better at the fundamentals is delivering results, we can focus forward and think about what's next and how to grow faster.

We have a clear opportunity to double the business in the next five years. Why? We simply have the world's best brands. Over the last 10 years, we have evolved from a business of multiple specialty retailers to an enterprise of some of the world's most emotionally compelling brands, concentrating on the high-margin, high-loyalty categories of lingerie, beauty and personal care that delight customers around the globe.

Bath & Body Works is the world's leading personal care brand in specialty retail. Period. Victoria's Secret, PINK and La Senza are the top three lingerie brands in the world. Period. The best brands and all focused on getting even better.

There will be incremental growth as we add square footage and sustainable, profitable growth in North America as well as internationally as we expand our global potential … but that's not the most important focus. Doubling the business means doubling volume and profitability in every store. I believe we can double our volume through store productivity in North America alone. We have excellent real estate and generate great store productivity, and yet there is opportunity. We've become faster, increasing speed and decreasing cycle times. We're even more focused and thinking and acting frugally. It's that simple, and that simple formula leads to core growth.

And with growth comes the opportunity to get better at doing good … better at improving people's lives – ours and all of those who have a stake in our business. We improve the lives of our customers through the merchandise we sell. When we grow, we improve the lives of our associates and partners by creating jobs and growing careers. When we do well, we can improve lives in our communities around the world.

So once again we are raising the bar. We did get better and are among the best, but if we want to be recognized as "the best-performing retailer in the world," we must do even better. To be the best in the world, we have to be at our best all the time … as individuals and teams, taking accountability for our performance and working together to get results.

Thank you,



Leslie H. Wexner
Chairman and CEO

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Notice of Annual Meeting of Stockholders and Proxy Statement

May 23, 2013

Proxy Statement

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 23, 2013: The proxy statement and annual report to stockholders are available at ***http://www.proxyvote.com.***

April 12, 2013

DEAR STOCKHOLDER:

You are cordially invited to attend our 2013 annual meeting of stockholders to be held at **8:30 a.m., Eastern Time**, on May 23, 2013, at our offices located at Three Limited Parkway, Columbus, Ohio 43230. Our Investor Relations telephone number is 614-415-6400 should you require assistance in finding the location of the meeting. The formal Notice of Annual Meeting of Stockholders and proxy statement are attached. If you plan to attend, please bring the Admittance Slip located at the back of this booklet and a picture I.D., and review the attendance information provided. I hope that you will be able to attend and participate in the meeting, at which time I will have the opportunity to review the business and operations of our company.

The matters to be acted upon by our stockholders are discussed in the Notice of Annual Meeting of Stockholders. It is important that your shares be represented and voted at the meeting. Accordingly, after reading the attached proxy statement, would you kindly sign, date and return the enclosed proxy card or vote by telephone or via the Internet as described on the enclosed proxy card. Your vote is important regardless of the number of shares you own.

Sincerely yours,



Leslie H. Wexner
Chairman of the Board

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 23, 2013

April 12, 2013

TO THE STOCKHOLDERS OF L BRANDS, INC. (FORMERLY KNOWN AS LIMITED BRANDS, INC.):

We are pleased to invite you to attend our 2013 annual meeting of stockholders to:

- Elect the four nominees proposed by the Board of Directors as directors to serve for a three-year term.
- Ratify the appointment of our independent registered public accountants.
- Hold an advisory vote to approve named executive officer compensation.
- Vote on a proposal to amend the Certificate of Incorporation to provide for the annual election of directors.
- Vote on the stockholder proposal described in the accompanying proxy statement, if properly presented at the meeting.
- Transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on April 3, 2013 may vote at the meeting. **If you plan to attend, please bring the Admittance Slip located at the back of this booklet and a picture I.D., and review the attendance information provided.**

Your vote is important. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to attend the meeting, please vote by telephone or via the Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting in person.

By Order of the Board of Directors,



Leslie H. Wexner
Chairman of the Board

PROXY STATEMENT TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

The Board of Directors is soliciting your proxy to vote at our 2013 annual meeting of stockholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting. In this proxy statement, "we," "our," and the "Company" refer to L Brands, Inc.

We began mailing this proxy statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials (the "Notice"), on or about April 12, 2013 to all stockholders entitled to vote. The Company's 2012 Annual Report on Form 10-K, which includes our financial statements, is being sent with this proxy statement and is available in paper copy by request or in electronic form.

Date, Time and Place of Meeting

Date: May 23, 2013

Time: **8:30 a.m., Eastern Time**

Place: Three Limited Parkway, Columbus, Ohio 43230

Attending the Meeting

Stockholders who plan to attend the meeting in person must bring photo identification and the Admittance Slip located at the back of this booklet. Because of necessary security precautions, bags, purses and briefcases may be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. Cameras, camcorders or video taping equipment are not allowed.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned Company common stock (which we refer to throughout this proxy statement as "Common Stock") at the close of business on the record date, April 3, 2013. As of the record date, there were 289,175,722 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting Your Shares

Whether or not you plan to attend the annual meeting, we urge you to vote. Stockholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. If you are voting by mail, please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or via the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares in the following manner:

- "FOR" the election of the Board's four nominees for director (as described on pages 4 and 5);

- "FOR" the ratification of the appointment of our independent registered public accountants (as described on page 12);
- "FOR" on the advisory vote to approve named executive officer compensation (as described on pages 13 and 14);
- "FOR" the proposal to amend the Certificate of Incorporation to provide for the annual election of directors (as described on pages 15 and 16), in recognition of the vote at the Company's 2012 annual meeting on a stockholder proposal addressing the same topic.
- "AGAINST" the stockholder proposal (as described on pages 17 through 19).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement went to press, we knew of no other matters to be acted on at the meeting. See "Vote Necessary to Approve Proposals" for a discussion of the votes required to approve these items.

Certain stockholders received a Notice containing instructions on how to access this proxy statement and our Annual Report on Form 10-K via the Internet. Those stockholders should refer to the Notice for instructions on how to vote.

Revoking Your Proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet);
- notifying our Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, in writing before the meeting that you have revoked your proxy; or
- voting in person at the meeting.

Voting in Person

If you plan to vote in person, a ballot will be available when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 3, 2013, the record date for voting, as well as a proxy, executed in your favor, from the nominee.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. Either you or that authorized individual must present the proxy card at the meeting.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing at least one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

- Pursuant to the Company's Bylaws, each director will be elected by a majority of the votes cast with respect to such director. A majority of the votes cast means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Any "against" votes will count as a vote cast, but "abstentions" will not count as a vote cast with respect to that director's election. Under Delaware law, if the director is not elected at the annual meeting, the director will continue to serve on the Board as a "holdover director." As required by the Company's Bylaws, each director has submitted an irrevocable letter of resignation as director that becomes effective if he or she does not receive a majority of votes cast in an election and the Board accepts the resignation. If a director is not elected, the Nominating & Governance Committee will consider the director's resignation and recommend to the Board whether to accept or reject the resignation.

- The ratification of Ernst & Young LLP as our independent registered public accountants requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.
- The advisory vote to approve named executive officer compensation requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.
- The proposal to amend the Certificate of Incorporation to provide for the annual election of directors requires the affirmative vote of at least 75% of the outstanding shares entitled to vote at the annual meeting.
- The stockholder proposal requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.

Impact of Abstentions and Broker Non-Votes

You may "abstain" from voting for any nominee in the election of directors and on the other proposals, and your abstention will not count as a vote cast. However, abstentions with respect to the proposal to amend the Certificate of Incorporation to provide for the annual election of directors will have the same effect as a vote against the proposal. Abstentions with respect to the election of directors and on the other proposals will be excluded entirely from the vote and will have no effect.

In addition, under New York Stock Exchange ("NYSE") rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on the proposal to ratify Ernst & Young LLP as our independent registered public accountant, even if it did not receive voting instructions from you. Your broker may not vote your shares on any of the other matters without specific instruction. A "broker non-vote" occurs when a broker submits a proxy but refrains from voting. Shares represented by broker non-votes are counted as present or represented for purposes of determining the presence of a quorum but are not counted as otherwise present or represented.

Obtaining Additional Copies of the Proxy Materials

We have adopted a procedure called "householding." Under this procedure, stockholders who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies. Stockholders who participate in householding continue to receive separate control numbers for voting. Householding does not in any way affect dividend check mailings.

If you hold Company Common Stock and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from the Company, or if you are sharing an address with another stockholder and would like to consent to householding, you may revoke or grant your consent to householding as appropriate at any time by calling toll-free at 1-800-579-1639 or notifying our Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230.

A number of brokerages and other institutional holders of record have implemented householding. If you hold your shares beneficially in street name, please contact your broker or other intermediary holder of record to request information about householding.

PROPOSAL 1: ELECTION OF DIRECTORS

The Board of Directors has nominated four directors for election at the annual meeting. If you elect the four nominees, they will hold office for a three-year term expiring at the 2016 annual meeting or until their successors have been elected. All nominees are currently serving on our Board of Directors.

We believe that our Board as a whole possesses the right diversity of experience, qualifications and skills to oversee and address the key issues facing our Company. In addition, we believe that each of our directors possesses key attributes that we seek in a director, including strong and effective decision-making, communication and leadership skills. Set forth below is additional information about the experience and qualifications of each of the nominees for director, as well as each of the current members of the Board, that led the Nominating & Governance Committee and Board of Directors to conclude, at the time each individual was nominated to serve on the Board of Directors, that he or she would provide valuable insight and guidance as a member of the Board of Directors.

Your proxy will vote for each of the nominees unless you specify otherwise. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board of Directors. We do not know of any nominee of the Board of Directors who would be unable to serve as a director if elected.

The Board of Directors Recommends a Vote FOR the Election of All of the Following Nominees of the Board of Directors:

Nominees and Directors

Nominees of the Board of Directors at the 2013 Annual Meeting

Dennis S. Hersch *Director since 2006* *Age 66*

Mr. Hersch is President of N.A. Property, Inc., through which he acts as a business advisor to Mr. and Mrs. Wexner, and has done so since February 2008. He also serves as a trustee of several trusts established by Mr. and Mrs. Wexner. He was a Managing Director of JPMorgan Securities Inc., an investment bank, from December 2005 through January 2008, where he served as the Global Chairman of its Mergers & Acquisitions Department. Mr. Hersch was a partner of Davis Polk & Wardwell LLP, a New York law firm, from 1978 until December 2005. Mr. Hersch has been a director of Clearwire Corporation, a wireless, high-speed Internet service provider, since November 2008, and a director at Sprout Foods, Inc., a producer of organic baby food, since 2009. Mr. Hersch's nomination was supported by his legal and financial expertise, as well as his considerable experience with corporate governance matters, strategic issues and corporate transactions.

David T. Kollat *Director since 1976* *Age 74*

Dr. Kollat has been Chairman of 22, Inc., a management consulting firm, since 1987. He has served as director of Select Comfort Corporation, a designer, manufacturer and retailer of premium beds and bedding accessories, since 1994, and Wolverine World Wide, Inc., a global footwear, athletic apparel and accessories designer, manufacturer and retailer, since 1992. Dr. Kollat also served as director of Big Lots, Inc., a retailer, from 1990 until 2012. In addition to his broad business experience (including service on several boards of directors) and marketing expertise, Dr. Kollat's nomination was supported by his particular experience in the retail, apparel and other related industries, both at the management and board levels.

William R. Loomis, Jr. *Director since 2005* *Age 65*

Mr. Loomis serves as Senior Advisor to China International Capital Corporation, an investment bank, and to Lazard LLC, an investment bank. He has also been an independent financial advisor since January 2009. Mr. Loomis has served as a director (and member of the Audit Committee) of Pacific Capital Bancorp, a banking and financial services firm, since 2010, and Phillips 66 Company, a producer of petrochemicals, since 2012.

Mr. Loomis was a General Partner or Managing Director of Lazard Freres & Co., an investment bank, from 1984 to 2002. After the formation of Lazard LLC in 2000, he became the Chief Executive Officer of the new entity. Mr. Loomis became a Limited Managing Director of Lazard LLC in 2002 and resigned from that position in March 2004. Until 2005, Mr. Loomis was a member of the Board of Directors of Alcan, Inc., a manufacturer and distributor of aluminum. Mr. Loomis's nomination was supported by his executive experience, financial expertise and substantial history as a senior strategic advisor to complex businesses and multiple executives.

Leslie H. Wexner *Director since 1963* *Age 75*

Mr. Wexner has been Chief Executive Officer of the Company since he founded the Company in 1963, and Chairman of the Board for more than forty years. Mr. Wexner is the husband of Abigail S. Wexner. Mr. Wexner's nomination was supported by his effective leadership of the Company since its inception.

Directors Whose Terms Continue until the 2014 Annual Meeting

Donna A. James *Director since 2003* *Age 55*

In April 2006, Ms. James established Lardon & Associates LLC, a business and executive advisory services firm, where she is Managing Director. Ms. James served as the President of Nationwide Strategic Investments, a division of Nationwide Mutual Insurance Company ("Nationwide"), from 2003 through March 31, 2006. Ms. James served as Executive Vice President and Chief Administrative Officer of Nationwide and National Financial Services from 2000 until 2003. Ms. James is a director of Time Warner Cable Inc., a provider of video, data and voice services, and Marathon Petroleum Corp., a transportation fuels refiner. Ms. James also served as Chairman of Financial Settlement Services Agency, Inc. from 2005 through 2006, and as director of Coca-Cola Enterprises Inc., a nonalcoholic beverages company from 2005 to 2012. She currently serves on the Audit Committee of Marathon Petroleum Corp. and as the Chairperson of the Audit Committee of Time Warner Cable Inc. Ms. James's nomination was supported by her executive experience, financial expertise, service on several boards of directors and experience with respect to corporate diversity and related issues.

Jeffrey H. Miro *Director since 2006* *Age 70*

Mr. Miro has been a senior partner of the Honigman Miller Schwartz and Cohn LLP law firm since November 2004. He was a partner and Chairman of the law firm of Miro Weiner & Kramer from 1981 until November 2004. He is an Adjunct Professor of Law at The University of Michigan Law School, teaching courses in taxation and corporate governance. Mr. Miro was a director of M/I Homes, Inc., a national home building company, until December 2012, and was a director of Sotheby's Holdings, Inc., an auctioneer of art, jewelry, and collectibles, until May 2006. Mr. Miro's nomination was supported by his legal expertise, particularly with respect to corporate governance and real estate matters.

Michael G. Morris *Director since 2012* *Age 66*

Mr. Morris serves as the Chairman of the Board of American Electric Power Company, Inc., one of the largest electric utilities in the United States. From January 2004 until November 2011, Mr. Morris served as the President, Chief Executive Officer and Chairman of American Electric Power. From 1997 until 2003, he served as the Chief Executive Officer of Northeast Utilities, the largest electric utility in New England. Mr. Morris also currently serves as a director of The Hartford Financial Services Group, Inc., an investment and insurance company, and Alcoa Inc., a leading producer of aluminum. Mr. Morris's nomination is supported by his broad business experience and management expertise.

Raymond Zimmerman *Director since 1984* *Age 80*

Mr. Zimmerman is the Chief Executive Officer of Service Merchandise LLC, a retail company. Mr. Zimmerman was Chairman of the Board and Chief Executive Officer of 99¢ Stuff, LLC from 1999 to 2003 and the Chairman of the Board and Chief Executive Officer of 99¢ Stuff, Inc. from 2003 to 2008. In January 2007, 99¢ Stuff, Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code, and in October 2007, 99¢ Stuff, Inc. emerged from bankruptcy. Mr. Zimmerman's nomination was supported by his financial expertise and broad business experience, particularly in the retail sector.

Directors Whose Terms Continue until the 2015 Annual Meeting

E. Gordon Gee	*Director since 2012*	*Age 72*

Dr. Gee has served as the president of The Ohio State University, one of the nation's largest public research institutions, since 2007. Prior to his current service at Ohio State, he led several other major universities, including Vanderbilt University (2000-2007), Brown University (1998-2000), The Ohio State University (1990-1998), the University of Colorado (1985-1990) and West Virginia University (1981-1985). Dr. Gee also currently serves as a director of Bob Evans Farms, Inc., an owner and operator of family restaurants, the Rock and Roll Hall of Fame and Museum, Inc. and the National 4-H Council. He previously served as a director of the Company from 1992 to 2008. Dr. Gee's nomination is supported by his extensive executive and management experience, as well as his legal expertise and knowledge of the Company gained through his prior service as a director.

Allan R. Tessler	*Director since 1987*	*Age 76*

Mr. Tessler has been Chairman of the Board and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm, since 1987. He has been Chairman of the Board of Epoch Investment Partners, Inc., an investment management company and formerly J Net Enterprises, since 2004. He was Chief Executive Officer and Chairman of the Board of J Net Enterprises from 2000 to 2004. Mr. Tessler was Chairman of the Board of InterWorld Corporation from 2001 to 2004. Mr. Tessler was Chairman of Checker Holdings Corp. IV from 1997 to 2009. Mr. Tessler has served as a director of TD Ameritrade, a securities brokerage company, since November 2006. Mr. Tessler serves on TD Ameritrade's Audit Committee. He has served as a director of Steel Partners Holding GP, Inc., a general partner of a global diversified holding company, since 2010, and currently serves as Chairman of the Board of both Teton Financial Services, a financial services company, and Rocky Mountain Bank, a Wyoming bank. Mr. Tessler's nomination is supported by his broad business experience and financial expertise, together with his involvement in various public policy issues.

Abigail S. Wexner	*Director since 1997*	*Age 51*

Mrs. Wexner is a member and former Chair of the Boards of Directors of Nationwide Children's Hospital Inc. and Nationwide Children's Hospital, Founder and Chair of the Boards of The Center for Family Safety & Healing (f/k/a Columbus Coalition Against Family Violence) and KidsOhio.org, Vice Chair of the Board of KIPP Journey Academy, and a Trustee of The Wexner Center Foundation and the United States Equestrian Team Foundation. Mrs. Wexner is the wife of Leslie H. Wexner. Mrs. Wexner's nomination is supported by her executive and legal experience, as well as her expertise with respect to a wide range of diversity, philanthropic and public policy issues.

Retiring Director

James L. Heskett has informed the Company that he will retire from the Board of Directors effective May 23, 2013, at the conclusion of our annual meeting.

Director Independence

The Board has determined that each of the individuals nominated to serve on the Board of Directors, together with each of the members of the Board who will continue to serve after the 2013 annual meeting of stockholders (except for E. Gordon Gee, Dennis S. Hersch, Abigail S. Wexner and Leslie H. Wexner), has no material relationship with the Company other than in his or her capacity as a director of the Company and that each is "independent" in accordance with applicable NYSE standards. Following the annual meeting of stockholders, if all director nominees are elected to serve as our directors, independent directors will constitute approximately two-thirds of our Board.

In making these determinations, the Board took into account all factors and circumstances that it considered relevant, including, where applicable, the existence of any employment relationship between the director (or nominee) or a member of the director's (or nominee's) immediate family and the Company; whether within the past three years the director (or nominee) has served as an executive officer of the Company; whether the director (or nominee) or a member of the director's (or nominee's) immediate family has received, during any twelve-month period within the last three years, direct compensation from the Company in excess of $120,000; whether the director (or nominee) or a member of the director's (or nominee's) immediate family has been, within the last three years, a partner or an employee of the Company's internal or external auditors; and whether the director (or nominee) or a member of the director's (or nominee's) immediate family is employed by an entity that is engaged in business dealings with the Company. The Board has not adopted categorical standards with respect to director independence. The Board believes that it is more appropriate to make independence determinations on a case-by-case basis in light of all relevant factors.

Board Leadership Structure

Mr. Leslie H. Wexner serves as Chairman of the Board and Chief Executive Officer of the Company. Mr. Wexner is the founder of the Company and has served as its Chairman and Chief Executive Officer for over forty years. Mr. Wexner (through his personal holdings and associated trusts) is also the Company's largest stockholder. The Board believes that Mr. Wexner's experience and expertise in the Company's business and operations is unrivaled and that he is uniquely qualified to lead the Company. Accordingly, the Company believes that Mr. Wexner's service as both Chairman of the Board and Chief Executive Officer is a significant benefit to the Company and provides more effective leadership than could be achieved in another leadership structure.

Allan R. Tessler currently serves as the lead independent director. In July 2012, the Board determined that the lead independent director should be appointed solely by the independent directors, as they deem appropriate, and Mr. Tessler was subsequently reappointed as the lead independent director by them. As lead independent director, Mr. Tessler has the authority to call meetings of the independent directors, at which he serves as the chairman. Mr. Tessler also approves information sent to the Board, including the agenda for Board meetings, and is responsible for approving meeting schedules in order to assure that there is sufficient time for discussion of all agenda items.

The Company believes that the lead independent director structure, including Mr. Tessler's service as lead independent director, offers independent oversight of the Company's management to complement the leadership that Mr. Wexner provides to the Board as its Chairman.

Risk Oversight; Certain Compensation Matters

The Company's Board of Directors, directly and through the Audit Committee and other Committees of the Board, takes an active role in the oversight of the Company's policies with respect to the assessment and management of enterprise risk. Among other things, the Board has policies in place for identifying the senior executive responsible for key risks as well as the Board Committees with oversight responsibility for particular key risks. In a number of cases, oversight is conducted by the full Board.

Among other things, the Company, including the Compensation Committee of the Board, has evaluated the Company's compensation structure from the perspective of enterprise risk. The Company, including the Compensation Committee, believes that the Company's compensation structures are appropriate and do not incentivize inappropriate taking of business risks.

Information Concerning the Board of Directors

Meeting Attendance

Our Board of Directors held 6 meetings in fiscal year 2012. During fiscal year 2012, all of the directors attended 75% or more of the total number of meetings of the Board and of the committees of the Board on which they served (which were held during the period in which they served).

Committees of the Board of Directors

Audit Committee

The Audit Committee of the Board is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function. The current members of the Audit Committee are Ms. James (Chair), Dr. Kollat and Messrs. Tessler and Zimmerman. The Board has determined that each of the Audit Committee members meets the independence, expertise and experience standards established by the NYSE and the Securities and Exchange Commission (the "Commission") for service on the Audit Committee of the Company's Board of Directors and for designation as an "audit committee financial expert" within the meaning of the regulations promulgated by the Commission.

The Report of the Audit Committee can be found on page 58 of this proxy statement. The Audit Committee held 12 meetings in fiscal year 2012.

Compensation Committee

The Compensation Committee of the Board (i) oversees the Company's compensation and benefits philosophy and policies generally, (ii) evaluates the Chief Executive Officer's (the "CEO") performance and oversees and sets compensation for the CEO, (iii) oversees the evaluation process and compensation structure for other members of the Company's senior management and (iv) fulfills the other responsibilities set forth in its charter. The current members of the Compensation Committee are Mr. Heskett (Chair), Dr. Kollat and Messrs. Miro and Morris. However, Mr. Heskett will not serve on the Compensation Committee past May 23, 2013, the date that his retirement becomes effective. The Board has determined that each of the current Compensation Committee members is "independent" in accordance with applicable NYSE standards.

The Report of the Compensation Committee can be found on page 53 of this proxy statement. The Compensation Committee held 8 meetings in fiscal year 2012.

Nominating & Governance Committee

The Nominating & Governance Committee of the Board identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees. The Nominating & Governance Committee considers and reviews the qualifications of any individual nominated for election to the Board by stockholders. It also proposes a slate of candidates for election as directors at each annual meeting of stockholders. The Nominating & Governance Committee also develops and recommends to the Board, and reviews from time to time, a set of corporate governance principles for the Company and monitors compliance with those principles. The current members of the Nominating & Governance Committee are Mr. Tessler (Chair), Mr. Heskett, Ms. James and Mr. Miro. However, Mr. Heskett will not serve on the Nominating & Governance Committee past May 23, 2013, the date that his retirement becomes effective. The Board has determined that each of the current Nominating & Governance Committee members is "independent" in accordance with applicable NYSE standards.

The Nominating & Governance Committee develops and recommends to the Board criteria and procedures for the selection and evaluation of new individuals to serve as directors and committee members. It also reviews and periodically makes recommendations to the Board regarding the composition, size, structure, practices, policies and activities of the Board and its committees. In making its assessment and in identifying and evaluating director nominees, the Nominating & Governance Committee takes into account the qualifications of existing directors for continuing service or re-nomination, which may be affected by, among other things, the quality of their contributions, their attendance records, changes in their primary employment or other business affiliations, the number of boards of publicly held companies on which they serve, or other competing demands on their time and attention. While the Board has not established any specific minimum qualifications for director nominees, as indicated in the Company's corporate governance principles, the directors and any potential nominees should be individuals of diverse backgrounds who possess the integrity, judgment, skills, experience and other characteristics that are deemed necessary or desirable for the effective performance of the Board's oversight function. Certain of the skills, qualifications and particular areas of expertise considered with respect to the members of the Board of Directors at the time each Director was nominated are summarized in the director biographies found on pages 4 through 6 of this proxy statement. Although the Nominating & Governance Committee considers diversity as a factor in the selection of Board nominees, the Committee does not use formal quantitative or similar criteria with regard to diversity in its selection process.

The Nominating & Governance Committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The Board believes that it is more appropriate to provide the Nominating & Governance Committee flexibility in evaluating stockholder recommendations. In the event that a director nominee is recommended by a stockholder, the Nominating & Governance Committee will give due consideration to the director nominee and will use the same criteria used for evaluating Board director nominees, in addition to considering the information relating to the director nominee provided by the stockholder.

To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential director nominees, although the Company reserves the right in the future to retain a third-party search firm, if appropriate.

The Nominating & Governance Committee held 4 meetings in fiscal year 2012.

Executive Committee

The Executive Committee of the Board may exercise, to the fullest extent permitted by law, all of the powers and authority granted to the Board. Among other things, the Executive Committee may declare dividends, authorize the issuance of stock and authorize the seal of the Company to be affixed to papers that require it. The current members of the Executive Committee are Messrs. Wexner (Chair) and Tessler.

Finance Committee

The Finance Committee of the Board periodically reviews the Company's financial position and financial arrangements with banks and other financial institutions. The Finance Committee also makes recommendations on financial matters that it believes are necessary, advisable or appropriate. The current members of the Finance Committee are Mr. Tessler (Chair), Mr. Hersch, Dr. Kollat, Mr. Loomis, Mrs. Wexner and Mr. Zimmerman.

Inclusion Committee

The Inclusion Committee of the Board is instrumental in the Board's fulfillment of its oversight responsibilities relating to, among other things, (i) the Company's commitment to diversity and inclusion and (ii) the performance of the Company's Office of Inclusion. The current members of the Inclusion Committee are Mrs. Wexner (Chair), Ms. James and Dr. Gee. As appropriate, Mr. Alex Shumate, a former director of the Board, also participates in the Committee's work.

Meetings of the Company's Non-Management Directors

The non-management directors of the Board meet in executive session in connection with each regularly scheduled Board meeting. Mr. Tessler serves as the chair of those meetings, which neither Mr. Wexner nor Mrs. Wexner attends.

Communications with the Board

The Board provides a process for interested parties to send communications to the full Board, the non-management members of the Board, the lead independent director, and the members of the Audit Committee. Any director may be contacted by writing to him or her c/o L Brands, Inc., Three Limited Parkway, Columbus, Ohio 43230 or emailing at *boardofdirectors@limitedbrands.com*. Any stockholder wishing to contact non-management directors or Audit Committee members may send an email to *nonmanagementdirectors@limitedbrands.com* or *auditcommittee@limitedbrands.com*, respectively. Communications that are not related to a director's duties and responsibilities as a Board member, a non-management director or an Audit Committee member may be excluded by the Office of the General Counsel, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and any other material that is determined to be illegal or otherwise inappropriate. The directors to whom any substantive information is addressed are informed that the information has been removed and that it will be made available to such directors upon request.

Attendance at Annual Meetings

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. However, it encourages directors to attend and historically nearly all have done so. All of the then-current Board members attended the 2012 annual meeting, except for Mr. Tessler. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the Board and the committees of which he or she is a member.

Code of Conduct and Related Person Transaction Policy

The Company has a code of conduct that is applicable to all employees of the Company, including the Company's CEO and Chief Financial Officer, and to members of the Board of Directors. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to stockholders through posting on the Company's website at *http://www.limitedbrands.com*.

The Board has adopted the Company's Related Person Transaction Policy (the "Related Person Transaction Policy"). Under the Related Person Transaction Policy, subject to certain exceptions, directors and executive officers of the Company are required to notify the Company of the existence or potential existence of any financial or commercial transaction, agreement or relationship involving the Company in which a director or executive officer or his or her immediate family members has a direct or indirect material interest. Each such transaction must be approved by the Board or a committee consisting solely of independent directors after consideration of all material facts and circumstances.

The Company is engaged in several projects designed to increase our speed and agility in producing products that satisfy our customers. As part of these efforts, the Company has sought opportunities to co-locate facilities and operations with appropriate suppliers. In the case of its personal care and beauty businesses, the development of supplier facilities in close proximity to our headquarters and distribution facilities in Columbus, Ohio, is considered to be highly desirable. The New Albany Company, a business beneficially owned by affiliates of Mr. Wexner, our Chairman and Chief Executive Officer, is in the business of developing real estate, including industrial parks, and has sold land (and may in the future sell land) to certain vendors or third party developers in that connection. This matter was evaluated by the Audit Committee of the Board of Directors, which concluded that the underlying transactions were in the best interests of the Company and its stockholders. The Audit Committee continues to monitor the matter on an ongoing basis.

Copies of the Company's Code of Conduct, Corporate Governance Principles, Related Person Transaction Policy and Committee Charters

The Company's code of conduct, corporate governance principles, Related Person Transaction Policy, as well as the charters of the Audit Committee, Compensation Committee and Nominating & Governance Committee of the Board of Directors, are available on the Company's website at *http://www.limitedbrands.com*. Stockholders may also request a copy of any such document from: L Brands, Inc., Attention: Investor Relations, Three Limited Parkway, Columbus, Ohio 43230.

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accountants for the fiscal year ending February 1, 2014. We are asking you to ratify this appointment, although your ratification is not required. A representative of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Additional information concerning the Company's engagement of Ernst & Young LLP is included on page 59.

The Board of Directors Recommends a Vote FOR the Ratification of the Appointment of Ernst & Young LLP as the Company's Independent Registered Public Accountants.

PROPOSAL 3: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to provide an advisory stockholder vote to approve the compensation of the Company's named executive officers, as such compensation is disclosed pursuant to the disclosure rules of the Securities and Exchange Commission. After the Company's 2011 annual meeting, the Board determined to hold this advisory "say-on-pay" vote every year. Accordingly, the Company is providing its stockholders with the opportunity to cast an advisory vote on the fiscal 2012 compensation of our named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis (the "CD&A"), the compensation tables and other narrative executive compensation disclosures.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve the compensation of the Company's executive officers named in the Summary Compensation Table, as disclosed pursuant to Item 402 of Regulation S-K (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."


Proxy Statement

The Company's executive compensation program is designed to ensure that the interests of our executive officers are closely aligned with those of our stockholders. Our program continues to be effective in allowing us to attract, motivate and retain highly qualified senior talent who can successfully deliver outstanding business performance, and we compensate them accordingly. Our executives are in high demand from our competitors, including some of the world's leading retailers. Ensuring the development and retention of our core leadership team is fundamental to our success.

In fiscal 2012, the Company performed extremely well despite continued economic challenges, achieving record-setting sales and profitability performance for our major brands for the third straight year. Our strong performance allowed us to provide significant returns to our stockholders, including an increase in our stock price of 14% and a total return for stockholders of 26%. Our returns to stockholders over the last several years have consistently outperformed our peer companies, the S&P Retailing Index, and the S&P 500 Index:

	Total Stockholder Return		
	One Year	Three Year	Five Year
The Company	26%	242%	280%
Our Peer Companies Median	14%	71%	56%
S&P Retailing Index Median	17%	93%	84%
S&P 500 Index Median	16%	56%	35%

We believe in paying for performance, and we believe our performance-based compensation policies provide incentive for the superior performance which contributes to the Company's success. Our strong performance results for fiscal 2012 resulted in actual compensation that was above targeted levels.

With the goal of providing incentive for continued superior performance, the Compensation Committee of the Board took the following actions during fiscal 2012:

- Increased short-term performance-based incentive compensation target percentages for each of the named executive officers.
- Established short-term incentive compensation targets that required significant growth in operating income over the record setting results we achieved in fiscal 2011.
- Awarded special performance-based restricted stock units designed to incent and retain leaders who are critical to the accomplishment of our financial and strategic goals over the next five years.
- Established a rigorous performance metric that must be achieved before the named executive officers vest in restricted stock units.

Although the Company achieved strong performance for the 2012 fiscal year, Mr. Wexner's total direct compensation remained flat relative to fiscal 2011. While the Company achieved increases in sales, operating income and adjusted earnings per share in fiscal 2012 over fiscal 2011, Mr. Wexner's compensation did not change significantly because of the rigorous performance requirements of our fiscal 2012 long-term and short-term performance-based incentive programs. The chart below shows how the increase in stockholder return (calculated based on the appreciation in value of $100 invested at the beginning of the period, including reinvested dividends) exceeded the rate of increase in CEO pay (as disclosed in further detail in the CD&A) over the last five years:



Indexed TSR
$900
$750
$600
$450
$300
$150
$0
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
CEO Pay
2008
2009
2010
2011
2012
CEO Pay
Indexed TSR

Although the advisory stockholder vote on executive compensation is non-binding, the Compensation Committee has considered and will continue to consider the outcome of the vote and feedback received from stockholders when making compensation decisions for named executive officers. We have a policy of robust engagement with stockholders, including continuing outreach to and dialogue with all of our major institutional stockholders. For example, in response to investor feedback received in fiscal year 2011, we have made a number of changes to our compensation program, including:

- Removing existing tax gross-up provisions contained in employment agreements so that no agreements with any of our named executive officers contain such a provision.
- Establishing a rigorous performance metric for long term equity incentive awards to drive future performance and further align executive and stockholder interests.
- Adopted a policy providing that the Company will not issue single trigger equity awards to any of its directors, employees, advisors, consultants or other service providers in the future.

These changes, along with our continued strong performance, were important factors in achieving 93% stockholder support for our 2012 advisory vote on executive compensation. Given the strong support for our executive compensation programs, the Compensation Committee has concluded that a large majority of our stockholders support our existing compensation program.

In summary, fiscal year 2012 was a year of continued strong financial and operational performance for our Company. Our total return to stockholders for fiscal 2012 was 26% and, despite continued economic challenges, we achieved record-setting sales and profitability performance for our major brands. Our performance-based compensation policies incentivized superior performance, which delivered exceptional returns to and created long-term value for our stockholders.

Please refer to the CD&A for a detailed discussion of the Company's executive compensation principles and practices and the fiscal 2012 compensation of our named executive officers.

The Board Recommends a Vote FOR this Proposal.

PROPOSAL 4: PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

Background; Governance Considerations

This proposal is being submitted to the Company's stockholders following a vote at the Company's 2012 annual meeting on a stockholder proposal addressing the same topic. While last year's stockholder proposal did not receive sufficient votes to implement the change, it did receive a majority vote. Accordingly, consistent with its strong commitment to the careful consideration of stockholder views and recognizing that there are different perspectives on board classification, the Board of Directors has elected to submit the proposal described below to a stockholder vote.

The Board has evaluated the Company's classified board structure on numerous occasions to ensure that it is consistent with the best interests of the Company and its stockholders. It also previously submitted a similar amendment for stockholder consideration at the 2009 annual meeting, which did not receive enough support to pass. The Board has consistently determined that a classified board structure provides stability by ensuring that, at any given time, a majority of the directors serving on the Board have substantial knowledge of the Company, its business and its strategic goals. The Board believes that directors who have experience with the Company and deep knowledge about its business and affairs are best positioned to make the fundamental decisions that are key to the Company and its stockholders.

The Board has also concluded that the classified board structure safeguards the Company against the efforts of third parties intent on quickly taking control of, and not paying fair value for, the business and assets of the Company. The classified board structure allows the Board the flexibility, time and leverage to evaluate takeover proposals and negotiate with third parties in order to obtain maximum value for our stockholders.

Indeed, some of our significant stockholders have expressed support for the Company's classified Board structure. By way of example, on December 14, 2012, the Company received a letter from the United Brotherhood of Carpenters and Joiners of America urging the Company to oppose proposals that would eliminate its classified board and noting that "the Company's combination of majority voting in uncontested elections and a classified board establishes a governance structure that advances board and management accountability, while protecting long-term corporate and investor value."

Nevertheless, the Board is aware that other stockholders disagree with this view. These stockholders generally argue that having directors stand for elections annually has the potential to make directors more accountable to stockholders and increase firm value. This proposal reflects the Board's determination to respect that difference in perspective.

Proposed Amendment

If approved, the proposal would amend the Company's Certificate of Incorporation (the "Charter") to provide for the annual election of all directors (the "Amendment").

The Company's current Charter divides the Board into three classes that are elected for staggered, three-year terms. If the proposed Amendment is adopted, each director elected or appointed at or before the 2013 annual meeting would continue to serve out his or her three-year terms, but each of the directors elected by stockholders at or after the 2014 annual meeting will be elected to a one-year term. Accordingly, if the Amendment is approved, all directors will be elected on an annual basis beginning at the 2016 annual meeting.

Furthermore, the Company's current Charter provides that directors may be removed only for cause, and then upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon. However, Delaware law provides that the directors of a corporation without a classified board may be removed with or without cause. In order to conform to Delaware law, the proposed Amendment provides that all directors may be removed with or without cause upon the affirmative vote of 75% of the Company's stockholders entitled to vote thereon, beginning at the 2016 annual meeting.

The text of the proposed Amendment, which would replace Article SIXTH and Article TENTH of the Company's Charter in their entirety, is attached as Appendix A to this proxy statement.

Required Vote

For the Amendment to become effective, this proposal must receive the affirmative vote of at least 75% of the outstanding shares entitled to vote at this meeting. If the proposal is approved by the required stockholder vote, the Board will take the necessary steps to amend the Company's Charter as set forth in Appendix A. If the Amendment does not receive this level of stockholder approval, the Amendment will not be implemented and the Company's current classified board structure will remain in place.

Board Recommendation

The Board continues to believe that the retention of the Company's classified board structure ensures that its directors maintain a deep knowledge of the Company's business and affairs and provides directors with leverage to negotiate with third parties regarding takeover offers in order to ensure that they obtain maximum value for the Company's stockholders. Nevertheless, the Board recognizes that a number of significant stockholders and institutions disagree and also believes that responsiveness to this perspective is an important matter of corporate governance. Accordingly, after careful consideration of the issue in accordance with its fiduciary duties, the Board has determined, in recognition of last year's vote, to recommend a vote to approve the Amendment.

While the Board believes there is a strong argument to the contrary, the Board has elected to recommend that stockholders vote "FOR" the proposed Amendment in recognition of the stockholder vote at the Company's 2012 annual meeting.

PROPOSAL 5: STOCKHOLDER PROPOSAL REGARDING ACCELERATED VESTING OF EQUITY AWARDS

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of 388 shares of the Company's Common Stock, has notified the Company that he intends to submit the following proposal at this year's meeting:

Proposal 5—Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had continuously rated our company "D" since 2004! with "High Governance Risk." Also "Very High Concern" for our director qualifications and "High Concern" regarding our Executive Pay – $19 million for Leslie Wexner and we are not a $100 billion company.

We gave 68% support to the 2011 shareholder proposal to eliminate our regressive 75% voting thresholds to make key improvements to our corporate governance like adopting one-year terms for our directors. Then our management disingenuously put the proposal topic to eliminate the 75% thresholds on our 2012 ballot as a binding proposal and then voted their shares against it so it could not possibly get the 75% vote of all shares outstanding needed for adoption.

Six of our directors each had 10 to 49 years long-tenure and 5 directors were age 73 to 79—succession planning concern. Plus a director at age 79 can now be elected for a 3-year term. Director independence erodes after 10-years. GMI said long-tenure hinders director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

GMI said Mr. Wexner received $4.9 million in short-term incentive pay based on six-month operating seasons. Short-term pay should be based on at least one-year periods; anything less may force our highest paid executives to focus on extreme short-term growth. Moreover, despite his ownership, Mr. Wexner continued to receive time-vesting equity in the form of market-priced stock options. Finally, Mr. Wexner had a potential $51 million entitlement under a change in control.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay—Proposal 5

Our Response—Statement in Opposition to Stockholder Proposal Regarding Accelerated Vesting of Equity Awards

The Board has carefully considered the above proposal and believes that it is not in the best interests of our stockholders. Consequently, the Board recommends a vote AGAINST the proposal.

The Company no longer grants "single trigger" equity awards.

The Compensation Committee of the Board of Directors, which is comprised entirely of independent directors, periodically considers the optimal structure for the Company's equity incentive programs, including the treatment of equity awards following a change in control of the Company. While prior equity awards included a "single trigger" feature, such that the awards would accelerate upon a change in control, in 2011 the Compensation Committee adopted, and the Company's stockholders subsequently approved, the 2011 Stock Option and Performance Incentive Plan (the "2011 Plan"), which eliminated this feature. This change reflected the view of the Compensation Committee as to the proper manner of addressing this issue in light of, among other things, evolving market practice and the related corporate governance landscape, and is also consistent with the feedback received from many of the Company's significant stockholders. In furtherance of this view, on January 31, 2013, the Compensation Committee adopted a policy providing that the Company will not issue "single trigger" equity awards to any of its officers, directors, employees, advisors, consultants or other service providers in the future. Accordingly, the Company does not now, and, pursuant to the aforementioned policy, will not in the future, issue "single trigger" equity awards.

The Company believes that the current structure of its equity incentive program is optimal.

The Compensation Committee has determined, and the full Board of Directors concurs, that the current structure of the Company's equity incentive program—which does not allow for "single trigger" acceleration, but retains the flexibility to provide for accelerated vesting after a change in control under certain circumstances—is optimal and consistent with the best interests of the Company and its stockholders. For example, the 2011 Plan provides for the issuance of equity awards that automatically vest if the applicable participant is terminated without cause or resigns for good reason within 24 months of a change in control (i.e., it provides for the issuance of equity awards having a "double trigger" vesting condition). The Compensation Committee believes that these limited accelerated vesting provisions further the objectives of our equity incentive program by eliminating the potential misalignment of interest that would occur if our executives were presented with a potential change in control transaction that may be in the best interests of the Company and its stockholders, but which could result in some of our executives being terminated for reasons unrelated to their performance and their unvested equity awards being forfeited. These provisions ensure that our executives will not risk losing their unvested equity awards, and thereby face financial penalty, if they were to pursue such a change in control transaction on behalf of the Company.

The limited accelerated vesting provisions authorized by the 2011 Plan are also important for attracting and retaining key executives. In particular, if these provisions were not present, our senior executives might have less incentive to remain with the Company immediately prior to a potential change in control transaction that could result in such executives being terminated without cause. The departure of senior executives prior to the completion of a potential change in control transaction would deprive the Board of management's objective input during the transaction, and would severely and adversely affect the Company's business and operations if the transaction were not completed.

We also believe that the vast majority of our stockholders are in accord. We note that the 2011 Plan adopted by the Compensation Committee was approved by 88.7% of the Company's stockholders who voted at the 2011 annual meeting, and the compensation awarded to the Company's named executive officers was approved, on an advisory basis, by 93.3% of the Company's stockholders who voted at the 2012 annual meeting.

The Compensation Committee should not be restricted from developing a compensation program that reflects market conditions and serves the best interests of the Company and its stockholders.

The Board of Directors believes that the Compensation Committee needs to continue to be in position to develop executive compensation principles and practices that reflect market conditions and which attract, retain and properly incentivize our key executives. A rigid policy such as the one advocated by the proposal would limit the Committee's ability to design effective and competitive compensation programs that serve the best interests of the Company and its stockholders.

The Board also believes that it should be noted that the proposal contains a number of statements about the Company's corporate governance and executive compensation practices that are irrelevant to the proposal under consideration. Certain of these statements are misleading, and we urge stockholders to consult the sections entitled "Proposal 1: Election of Directors" and "Compensation-Related Matters" for more information about these topics.

The Board Recommends a Vote AGAINST the Stockholder Proposal Regarding Accelerated Vesting of Equity Awards

COMPENSATION-RELATED MATTERS

Compensation Discussion and Analysis

Executive Summary

The Company's executive compensation program is designed to ensure that the interests of our named executive officers are closely aligned with those of our stockholders. Our program continues to be effective in allowing us to attract, motivate and retain highly qualified senior talent who can successfully deliver outstanding business performance. This effectiveness is demonstrated by the close alignment of our pay and performance. Our challenging performance targets require outstanding performance, including significant growth in operating income year over year. When our named executive officers successfully perform against these targets, we compensate them accordingly.

In fiscal 2012, we delivered strong operating performance and generated a total shareholder return of 26%. Our performance reflects the third straight year of record-setting sales and profitability performance for our major brands, and exceptional returns for our stockholders. Our performance generated substantial free cash flow which allowed us to return $6.1 billion to stockholders since February 2009, including the payment of $11.00 per share in special dividends and $2.0 billion in share repurchases, demonstrating our commitment to return excess cash to stockholders. This return of cash to stockholders is in addition to the 14% increase in our stock price over the last fiscal year.

An important objective of our compensation program is the retention of executives who are critical to the achievement of our goals. Because of our success, our executives are in high demand from our competitors, including some of the world's leading retailers. Ensuring the development and retention of our core leadership team is fundamental to our success.

2012: A Year of Continued Strong Performance

The table below shows our sustained strong performance in a challenging and uncertain economic environment:

	FY 2010	FY 2011	FY 2012	Percent Increase	
	($ in millions, except per share amounts)			2 Year	1 Year
Net sales	$9,613	$10,364	$10,459	9%	1%
Comparable Store Sales	9%	10%	6%		
Operating Income (as reported)	$1,284	$ 1,238	$ 1,573	23%	27%
Operating Income (adjusted)[1]	$1,284	$ 1,546	$ 1,707	33%	10%
Earnings per Share (as reported)	$ 2.42	$ 2.70	$ 2.54	5%	-6%
Earnings per Share (adjusted)[1]	$ 2.06	$ 2.60	$ 2.92	42%	12%
Dividends per Share	$ 4.60	$ 3.80	$ 5.00	9%	32%
Stock Price at fiscal year end	$28.91	$ 41.46	$ 47.25	63%	14%
Total Shareholder Return	76%	58%	26%		

1 Adjusted operating income and adjusted earnings per share are non-GAAP measurements which present operating income and earnings per share in 2012, 2011 and 2010 on an adjusted basis which removes certain special items that are not indicative of ongoing operations due to their non-recurring and extraordinary nature. The Company uses adjusted financial information as a key performance measure of results for purposes of evaluating performance internally. (Please see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's 2012 Annual Report on Form 10-K, which is being sent with this proxy statement, for reconciliation to measures determined in accordance with GAAP).

In addition to our solid performance on a year-over-year basis, our performance exceeds that of other retailers and general industry. Our returns to stockholders over the last three years have consistently outperformed our peer companies (listed on page 25), the S&P Retailing Index, and the S&P 500 Index:

	Total Shareholder Return		
	One Year	Three Year	Five Year
The Company	26%	242%	280%
Our Peer Companies Median	14%	71%	56%
S&P Retailing Index Median	17%	93%	84%
S&P 500 Index Median	16%	56%	35%

Our compensation program provides incentive for our named executive officers to deliver this exceptional performance.

Proxy Statement

The Relationship between Performance and Pay

For fiscal 2012, our named executive officers' total direct compensation at target, including base salary, short-term performance-based incentive compensation and equity-based incentives, was strategically positioned above the median when compared to our peer group. Actual performance results for fiscal 2012 were above targeted levels and, as a result, actual compensation was above targeted levels.

The chart below shows how the increase in stockholder return (calculated based on the appreciation in value of $100 invested at the beginning of the period, including reinvested dividends) exceeded the rate of increase in CEO pay (as disclosed in the Summary Compensation Table):


Indexed TSR
$900
$750
$600
$450
$300
$150
$0
CEO Pay
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2008
2009
2010
2011
2012
CEO Pay
Indexed TSR

Although there is no formal policy for a specific allocation between short- and long-term, fixed and at-risk, or between cash and non-cash compensation, the Compensation Committee seeks a pay mix that places greater emphasis on performance-based and equity compensation than on base salary. Increased emphasis on short-term, performance-based incentive compensation contributed to the Company's strong financial performance in fiscal 2012.

The charts below illustrate the fixed and variable compensation components that make up the total direct compensation at target for our CEO and other named executive officers.


CEO
14%
28%
58%
Base Salary
Short-Term Performance-Based Incentive Compensation
Long-Term Performance-Based Equity Compensation
Other NEO Average
20%
29%
51%
Base Salary
Short-Term Performance-Based Incentive Compensation
Long-Term Performance-Based Equity Compensation

With the goal of incenting continued superior performance, the Compensation Committee of the Board took the following actions during fiscal 2012:

- Increased short-term performance-based incentive compensation target percentages for each of the named executive officers.
- Established short-term incentive compensation targets that required significant growth in operating income over the record setting results we achieved in fiscal 2011.
- Awarded special performance-based restricted stock units designed to incent and retain leaders who are critical to the accomplishment of our financial and strategic goals over the next five years.
- Established a rigorous performance metric that must be achieved before the named executive officers vest in restricted stock units.

At the Compensation Committee's request, Towers Watson performed an analysis of our performance-based (i) long-term equity and (ii) short-term cash compensation for our named executive officers. We evaluated these two pay components and financial performance across four key measures (operating income, earnings per share, total stockholder return and return on invested capital) relative to our peer group over the relevant time period.

This analysis found that both our long-term equity compensation and long-term financial performance ranked above the 75th percentile of our peer group and both our short-term cash compensation and short-term performance ranked above the 75th percentile of our peer group. Based on these results, the Compensation Committee has determined that the long-term and short-term incentive compensation realized by our named executive officers are aligned with performance and are appropriate based on the competitive market, achievement of performance goals and total returns delivered to our stockholders.

The Role of Stockholder Advisory Vote on Executive Compensation

Although the advisory stockholder vote on executive compensation is non-binding, the Compensation Committee has considered and will continue to consider the outcome of the vote and feedback received from stockholders when making compensation decisions for named executive officers. We have a policy of robust engagement with stockholders, including continuing outreach to and dialogue with our major institutional investors.

In response to investor feedback in fiscal 2011 and fiscal 2012, we made a number of changes to our compensation programs including:

- Removed existing tax gross-up provisions contained in employment agreements so that no agreements with any of our named executive officers contain such a provision.
- Added the following provisions to our stock plan:
  - Require a three-year minimum vesting period for full value awards that are based on the passage of time;
  - Require a one-year minimum vesting period for full value awards that are based on performance;
  - Provide that accelerated vesting of awards upon a change in control will no longer be single trigger but will only occur if there is also a termination of employment (double trigger); and
  - Provide for the clawback of outstanding or settled awards in certain circumstances.
- Adopted a policy providing that the Company will not issue single trigger equity awards to any of its directors, employees, advisors, consultants or other service providers in the future.
- Strengthened a policy prohibiting directors and officers from engaging in hedging transactions.
- Significantly expanded disclosure of the considerations, criteria and processes employed by the Compensation Committee to determine the components of CEO compensation.
- Established a rigorous performance metric for long-term equity incentive awards for our CEO to drive future performance and further align executive and stockholder interests.

These changes, along with performance that resulted in 58% total shareholder return for 2011, were important factors in achieving 93% shareholder support for our 2012 advisory vote on executive compensation. Given the strong support for our executive compensation programs, the Compensation Committee has concluded that a large majority of our stockholders support our existing compensation program. Based on this result and other investor feedback, the one significant change was the extension of the rigorous performance metric for long-term equity incentive awards to now include all restricted stock unit awards to all of our named executive officers.

The Board has adopted a policy of seeking a stockholder advisory vote on executive compensation on an annual basis.

Executive Compensation Philosophy

The Compensation Committee believes that executive compensation programs should be built on a philosophy reflected in clearly articulated guiding principles.

Philosophical Element	Guiding Principles
Pay Level	• Pay competitively and equitably. • Recognize depth and scope of accountability and complexity of responsibility. • Attract and retain superior leaders.
Pay Mix	• Structure total compensation such that a smaller proportion is fixed compensation and a larger proportion is performance-contingent and/or equity-based.
Pay for Performance Orientation	• Recognize and reward Company, brand and individual performance. • Incent achievement of Spring and Fall seasonal goals, reflecting the short-cycle nature of our business by setting targets and paying bonuses twice a year. • Create long-term value for stockholders through the consistent achievement of ever present short-term goals. • Reward past performance and achieve retention through long-term equity incentive awards. • Create wealth-building opportunity over time. • Align executive interests with stockholder interests. • Require executives to own a significant level of the Company's Common Stock.

The Market for Talent

Our review of compensation market practice consists of a comparison of the target and actual compensation for each of our named executive officers to publicly available data on base salary, bonus and long-term incentive compensation for executives from our peer group which includes specialty and department store retail organizations and companies with innovative and aspirational brands that have strong emotional content.

Our peer group companies are chosen because of their general similarity to the Company in total revenue, market capitalization, geographic location, business and merchandise focus and/or their competition with the Company for executive talent. It is important that we benchmark our compensation practices primarily against companies with innovative and aspirational brands that have emotional content because our success depends on the unique skills and talent required to create an emotional experience for our customers.

With the assistance of Towers Watson, we review our peer group annually to ensure that it remains appropriate. During our review in 2012, we determined that it was appropriate to remove Fifth and Pacific (formerly Liz Claiborne) from our list of peers due to the significant changes to their business model and reduced size. Below is a list of our peer companies.

Abercrombie & Fitch Co.
Aeropostale, Inc.
American Eagle Outfitters, Inc.
ANN INC.
Avon Products, Inc.
Coach, Inc.
DSW, Inc.
The Estee Lauder Companies Inc.
The Gap, Inc.
J. C. Penney Company, Inc.
Kohl's Corporation
Macy's, Inc.
NIKE, Inc.
Nordstrom, Inc.
Ralph Lauren Corporation
Starbucks Corporation
Target Corporation
The TJX Companies, Inc.
Williams-Sonoma, Inc.

Based on 2011 fiscal year results, the Company ranked between the 50th and 60th percentile of this peer group in terms of revenue, net income and market capitalization.

Overview of CEO Pay

Mr. Wexner holds a unique position as the founder of our Company fifty years ago and the creative talent behind our long record of successful brand-building. As the beneficial owner of approximately 17.5% of our outstanding Common Stock, Mr. Wexner is by far the largest single stockholder of the Company. Unlike the typical managerial CEO, his executive compensation is dwarfed by his ownership of the Company's Common Stock. In addition, Mr. Wexner has never utilized a special voting class of shares to represent his interests. Therefore, in all governance as well as economic respects his interests are in full alignment with those of other stockholders.

Mr. Wexner is a recognized innovator and leader in the retail industry. He expanded the Company's business portfolio through both invention and acquisition, becoming a leading U.S. retailer with numerous powerful brands and brand extensions. The retail concepts he has created continue to flourish even under the most challenging of environments. His long record of success in leading the Company is unmatched in scope and duration by any other retailer. The Compensation Committee has determined that his significant contributions as the Company's CEO deserve to be fully reflected in his compensation. For fiscal 2012, the components of the CEO's pay were as follows:

Element of Compensation	2012 Target	% of Total Direct Compensation	2012 Actual	% of Total Direct Compensation	2011 Actual	% Change (Actual FY 2011 to FY 2012)
Base Salary	$ 1,924,000	14%	$ 1,924,000	11%	$ 1,924,000	0%
Short-Term Performance Based Incentive	3,655,600	28%	4,970,885	27%	4,899,158	1%
Long-Term Equity-Based Incentive	7,696,000	58%	11,287,587	62%	11,418,236	-1%
Total Direct Compensation	13,275,600	100%	18,182,472	100%	18,241,394	0%

Although the Company achieved strong performance for the 2012 fiscal year, Mr. Wexner's total direct compensation remained flat relative to fiscal 2011. While the Company achieved increases in sales, operating income and adjusted earnings per share in fiscal 2012 over fiscal 2011, Mr. Wexner's compensation did not change significantly because of the rigorous performance requirements of our fiscal 2012 long-term and short-term performance-based incentive programs.

The largest component of Mr. Wexner's compensation is long-term performance-based equity that vests over time assuming performance conditions are met. Therefore, equity compensation is not realizable on an annual basis. Further, the value of Mr. Wexner's long-term equity is dependent on two performance components. The first consists of both qualitative and quantitative financial performance criteria used by the Compensation Committee to determine the size of the award. The second is a forward looking performance objective, achievement of which is required for the award to ultimately vest. More information is provided under the heading "CEO Equity Award Determination" below.

Components of Compensation

The principal elements of our executive compensation programs are base salary, short-term performance-based cash incentive compensation and long-term equity-based incentive compensation. The Compensation Committee continually reviews our executive compensation programs to ensure they reflect our compensation philosophy. The programs are reviewed in relation to market practice considering the scope of each named executive officer's role and performance.

The Compensation Committee annually reviews a three-year history of all of the components of the named executive officers' compensation, including salary, short-term incentive compensation, realized and unrealized gains on stock options and restricted stock units, the cost to the Company of all perquisites, benefits earned and accrued under the Company's non-qualified deferred compensation plan and supplemental executive retirement plan and potential payouts under several potential severance and change-in-control scenarios. Tally sheets including all of the above components were reviewed by the Compensation Committee to assess the reasonableness of the compensation of the named executive officers. Based on this review, the Compensation Committee concluded that compensation levels are reasonable and in the best interests of the Company and its stockholders.

Each component of named executive officer compensation for fiscal 2012 was set in March of 2012 with consideration given to the following accomplishments in fiscal 2011:

- Increased adjusted operating income (excluding special items) by $262 million to $1.546 billion driven by the strength of our assortments and store selling efforts, coupled with continued disciplined inventory and expense management.
- Substantially increased operating margins for our brands through increased sales productivity, merchandise margin expansion and expense control.
  - At Victoria's Secret, sales increased 11% and operating income increased 22%.
  - At Bath & Body Works, sales increased 6% and operating income increased 11%.
- Managed inventory, ending 2011 down 3% compared to 2010 and our inventory per selling square foot ended 2011 flat compared to 2010.
- Continued expansion of our brands internationally:
  - Company-owned Victoria's Secret stores in the United Kingdom;
  - Company-owned Bath & Body Works and Victoria's Secret stores in Canada;
  - Franchise expansion of Bath & Body Works stores in the Middle East; and
  - Expansion of Victoria's Secret Beauty and Accessories stores throughout the world.
- Divested 51% of our third-party apparel sourcing business for pre-tax cash proceeds of $124 million.
- Generated cash flow from operations of $1.266 billion in 2011 and ended the year with $935 million in cash.
- Returned over $2.3 billion to our shareholders through special dividends, share repurchases and our ongoing regular dividends and increased in our first quarter 2012 common stock dividend from $0.20 to $0.25 per share.

Base Salary

The Compensation Committee oversees the evaluation process and compensation structure, including the base salary for named executive officers other than Mr. Wexner (whose compensation is set by the Compensation Committee). In determining base salary adjustments, the Compensation Committee considers the scope and responsibility of the officer's position, total Company and brand performance, the officer's overall performance and future potential and the level of overall compensation paid by competitors for comparable positions. Individual performance is measured against the following factors: seasonal and annual business goals; brand strategy execution and business growth goals; recruitment and development of leadership talent; and commitment to living the values of the Company. These factors are considered subjectively in the aggregate, and none of these factors is assigned a formula weight.

For the fourth straight year no change was made to the base salary for Mr. Wexner. Each of the other named executive officers received base salary increases in recognition of their contributions to the continued success of the Company.

	2012 Base Salary ($)	2011 Base Salary ($)	% Increase
Mr. Wexner	1,924,000	1,924,000	0.0%
Ms. Turney	1,400,000	1,300,000	7.7%
Mr. McGuigan	950,000	900,000	5.5%
Mr. Coe	825,000	800,000	3.1%
Mr. Burgdoerfer	800,000	750,000	6.7%

Proxy Statement

Short-Term Performance-Based Incentive Compensation

Our short-term performance-based incentive compensation program for named executive officers provides for incentive payments for each six-month operating season, reflecting the seasonal nature of our business. These incentive payments are based on the attainment of pre-established objective financial goals and are intended to motivate executives to work effectively to achieve financial performance objectives and reward them when objectives are met and results warrant. It is our belief and experience that by achieving our short-term goals season after season, we create long-term value for our stockholders. These incentive payments are paid in cash, unless the executive elects to defer a portion and/or to receive a portion in Common Stock as discussed below.

The target short-term performance-based incentive compensation opportunity for each eligible executive is set at a percentage of base salary. The amount earned can range from zero to double the target incentive, based upon the extent to which the pre-established financial goals are achieved or exceeded. Consistent with our focus on performance-based compensation, for fiscal 2012, the Compensation Committee approved an increase in the short-term performance-based incentive compensation target percentages for each of the named executive officers:

	Fiscal 2012 Target Incentive	Fiscal 2011 Target Incentive
Mr. Wexner	190%	185%
Ms. Turney	180%	170%
Mr. McGuigan	125%	110%
Mr. Coe	110%	90%
Mr. Burgdoerfer	125%	120%

The pre-established objective financial targets under this program for fiscal 2012 were based on operating income, subject to adjustments for extraordinary items pursuant to the 2011 Cash Incentive Compensation Performance Plan and approved by the Compensation Committee. Operating income is used because it is a performance measure over which executives can have significant impact and is also directly linked to the Company's long-range growth plan and to performance that drives stockholder value.

For executives that have enterprise-wide responsibility, targets are based 80% on a weighted average of the percentage achievement of major brand operating income targets and 20% on total Company operating income.

Named Executive Officer	Short-Term Performance Incentive Target Weighting and Metric
Mr. Wexner Mr. Burgdoerfer Mr. McGuigan (Fall season)	80% weighted average of major brand performance: 65% Victoria's Secret operating income 25% Bath & Body Works operating income 10% Mast Global and International operating income 20% total Company operating income
Mr. McGuigan (Spring season)	65% Mast Global operating income 35% weighted average of major brand performance
Ms. Turney	100% Victoria's Secret operating income
Mr. Coe	100% Bath & Body Works operating income

The Compensation Committee sets operating income targets at the beginning of each six-month season based on an analysis of historical performance, income expectations for that brand, financial results of other comparable businesses and progress toward achieving our strategic plan.

In fiscal 2012, the Compensation Committee set targets that challenged our named executive officers to achieve outstanding performance in an uncertain economic environment and provided incentive to maximize sales and manage expenses. These targets represented significant growth in operating income over the record setting results we achieved in fiscal 2011. The targets were designed to reflect stretch performance that was achievable based on operating plans and to not encourage our named executive officers to take inappropriate risks.

	Fiscal 2012 Spring Season		Fiscal 2012 Fall Season[2]	
	Operating Income Target	Actual Performance[1]	Operating Income Target	Actual Performance[1]
Total Company	$546 million	$602 million	$1,044 million	$1,104 million
Victoria's Secret	522 million	542 million	683 million	655 million
Bath & Body Works	133 million	149 million	428 million	457 million
Mast Global	56 million	73 million	105 million	126 million

[1] Actual performance presents operating income on an adjusted basis which removes certain special items which are not indicative of Company ongoing operations due to their non-recurring and extraordinary nature. The Company uses adjusted financial information as key performance measures of results for purposes of evaluating performance internally, which may not correspond to amounts reported externally.

[2] Fall season reflects operating income over 27 weeks

Threshold performance levels are set ranging from approximately 85% to 90% of target. Maximum performance levels are set ranging from approximately 105% to 120% of target.

Actual payouts based on the above performance for fiscal 2012 are set forth below and in the "Non-Equity Incentive Plan Compensation" column of the 2012 Summary Compensation Table.

				Total Fiscal 2012 Incentive Payout	
	Fiscal 2012 Target Incentive	Fiscal 2012 Spring Incentive Payout	Fiscal 2012 Fall Incentive Payout	Total Payout	% of Target
Mr. Wexner	$3,655,600	$2,270,859	$2,700,026	$4,970,885	136%
Ms. Turney	2,520,000	1,333,584	1,094,688	2,428,272	96%
Mr. McGuigan	1,187,500	875,900	877,088	1,752,988	148%
Mr. Coe	907,500	726,000	953,420	1,679,420	185%
Mr. Burgdoerfer	1,000,000	621,200	738,600	1,359,800	136%

Executives who elect to receive up to 25% of their short-term performance-based incentive compensation in the form of our Common Stock will also receive a matching restricted stock unit grant of 25% of the amount the executive elected to receive in Common Stock, (i.e. a match of up to 6.25%), which will cliff vest in full at the end of three years, subject to continued employment.

Long-Term Performance-Based Incentive Compensation

Our equity-based long-term performance incentive program rewards past performance and encourages future performance with a challenging performance requirement. In addition, our long-term performance-based incentive program is designed to directly create stockholder value as the ultimate value realized of equity awards is determined by the stock price upon exercise or vesting. Furthermore, the time and performance vesting requirements of our long-term equity compensation substantially increase the likelihood that we will be able to retain top performers.

In determining the size of each named executive officer's fiscal 2012 equity award, the Compensation Committee considers individual performance, each officer's contribution to the success of the 2011 fiscal year while also taking into account competitive practice, the Company's overall budget for equity compensation expense and stockholder dilution.

In fiscal 2012, the Compensation Committee determined that is was in the best interest of the Company and our stockholders to grant one-time, performance-based and time-vested restricted stock unit awards to each of the named executive officers, other than Mr. Wexner. This decision was based on an evaluation of the retentive value of unvested, outstanding stock awards and the criticality of each executive's role in the achievement of our aggressive sales, operating income and earnings per share growth goals. The performance-based aspect of these awards will be earned only if the rigorous performance criteria described below are attained. Because these awards are intended to enhance retention and incent long-term performance, the Compensation Committee considers them compensation over the five-year vesting period and not a recurring part of each named executive officer's annual compensation for fiscal 2012.

Below is a summary of the one-time and annual performance-based restricted stock unit awards and stock options awarded in fiscal 2012:

	Value of One-Time Performance-Based Restricted Stock Unit Award	Value of Annual Performance-Based Restricted Stock Unit Award	Value of Annual Stock Option Award	Total FY 2012 Equity Award Value
Mr. Wexner	$ —	$8,605,824	$2,681,763	$11,287,587
Ms. Turney	16,378,077	3,343,861	1,161,964	20,883,902
Mr. McGuigan	3,025,366	1,350,446	450,553	4,826,365
Mr. Coe	1,501,255	562,980	195,622	2,259,857
Mr. Burgdoerfer	2,001,713	1,091,818	379,407	3,472,938

Note: The equity award for Mr. Wexner is determined on a different basis than that of our other named executive officers. Mr. Wexner's award is described in detail below.

Stock Options

Stock options generally comprise 25% of the value of each executive's annual equity-based long-term incentive opportunity award. Stock options are awarded to align executive interests with stockholder interests by creating a direct link between compensation and stockholder return and to help retain executives. Stock options granted to each named executive officer vest over five years, subject to continued employment. The exercise price for these options is equal to the closing price of the underlying Common Stock on the grant date.

Performance-Based Restricted Stock Units

Performance-based restricted stock units generally comprise 75% of the value of each executive's annual equity-based long-term incentive opportunity award. Performance-based restricted stock units are awarded to provide incentive for achievement of key performance metrics (through the performance requirement), align executive rewards with those realized by stockholders (through the market value of our stock), retain superior executive talent (through the time vesting requirements) and reward exceptional individual performance (through the annual determination of the size of the award).

In order for both the annual and one-time performance-based restricted stock units to vest, the Company's cumulative adjusted operating income, as a percentage of cumulative sales, must be in the top one-third of the S&P Retailing Index (also determined on a cumulative and adjusted basis) beginning with the fiscal year of the award through the fiscal year immediately preceding each vest date. To the extent any tranche of the award that is eligible for vesting based on Company performance does not vest in any fiscal year, such tranche may vest in future years, subject to satisfaction of the prescribed cumulative performance measure.

Performance-based restricted stock units granted to our named executive officers are eligible to vest over five years, with 20% eligible to vest on each of the second and third anniversaries of the grant date, and 30% on each of the fourth and fifth anniversaries, in each case subject to the performance measures being satisfied and continued employment.

Time-vested restricted stock units are awarded to executives as a match upon an executive's election to receive a portion the executive's short-term performance-based incentive compensation in Common Stock, rather than cash, and as deemed appropriate by the Compensation Committee. Such awards typically vest after three years.

Equity Award Mechanics

Equity awards are dated effective the date of grant unless the grant occurs before the hire or other relevant effective date, in which case, the later date applies.

In connection with the payment to stockholders of extraordinary cash dividends on September 7, 2012 and December 26, 2012, pursuant to the terms of our equity plan, we equitably adjusted (i) the number of shares available for grant under the 2011 Stock Option and Performance Incentive Plan (2011 Plan) as well as (ii) outstanding awards under the 1993 Stock Option and Performance Incentive Plan (1993 Plan) and the 2011 Plan (which, in the case of options, included adjustments to both the number of shares of Common Stock covered by the option as well as the exercise price).

CEO Equity Award Determination

Beginning with the 2010 fiscal year, the Compensation Committee implemented an annual process in which Mr. Wexner's equity grant would be a "split grant" delivered in two parts—one in March at the same time other senior executives receive equity grants, and one in the following January when Mr. Wexner's and company performance can be substantially determined for the fiscal year. Mr. Wexner's total annual equity grant value, including both the March and January grants, is targeted at 4.0 times his base salary, and the value can range between 1.6 times to 8.0 times his base salary, depending on individual and Company performance.

The total value of the equity compensation awarded to Mr. Wexner is based on pre-established Company and individual performance factors described below and is designed to further align with stockholder interests. The Compensation Committee seeks to ensure that the objective performance measures for both the March and January performance-based restricted stock units satisfy the requirements for tax deductibility under Code Section 162(m) while the performance considerations described below determine the size of the overall grant.

The table below outlines the split of Mr. Wexner's equity grant and its timing of delivery:

	Award Guideline as a Multiple of Base Salary	Award Structure	Considerations
March	1.6	• 75% Performance-based RSUs • 25% Stock Options Each of the above vests over five years	• A "baseline award". • Below market competitiveness. • Performance metric designed to provide incentive to maximize operating income and outperform other retailing companies.
January	0 to 6.4	• 75% Performance-based RSUs • 25% Stock Options • Each of the above vests over five years	• Size of the award determined based on qualitative as well as financial measurements. • Target value is 2.4 times base salary based on performance at the "Meets Objectives" level. When combined with the March grant, total value at target is 4.0 times base salary. • Performance metric designed to provide incentive to maximize operating income and outperform other retailing companies.

The composition of each award—March and January—is described further below.

March 2012 Award

The value of the March equity grant is set below the competitive market at a value of approximately 1.6 times Mr. Wexner's base salary. This grant is intended to provide a baseline award. The Compensation Committee awarded Mr. Wexner an equity grant in March 2012 with a value of $2.8 million. This award was delivered 75% in the form of performance-based restricted stock units and 25% in the form of stock options.

The performance measure applicable to Mr. Wexner's restricted stock unit grant requires that the Company's cumulative adjusted operating income, as a percentage of cumulative sales, must be in the top one-third of the S&P Retailing Index (also determined on a cumulative and adjusted basis) beginning with the year of the award through the fiscal year immediately preceding each vest date. The outcome of such performance measure will be subject to review by an independent registered public accounting firm. To the extent any tranche of the award that is eligible for vesting based on Company performance does not vest in any fiscal year, such tranche may vest in future years, subject to satisfaction of the prescribed performance measure.

Performance-based restricted stock units are eligible to vest over five years, with 20% eligible to vest on the second and third anniversaries of the grant date, and 30% on the fourth and fifth anniversaries, in each case subject to the performance measures being satisfied and continued employment. Stock options vest on the same five year schedule as restricted stock units and are also subject to continued employment.

January 2013 Award

The January equity grant is intended to recognize financial, strategic and operational performance for the fiscal year with a value ranging from zero to a multiple of 6.4 times Mr. Wexner's base salary, as determined by the Compensation Committee based on the performance considerations outlined below. These objectives were established as a component of management's and Mr. Wexner's annual performance scorecard. As the fiscal year draws to a close, the Compensation Committee carefully and thoroughly assesses both Mr. Wexner's performance and the Company's performance, considering these objectives, and if deemed appropriate following such assessment, awards Mr. Wexner a performance-based equity grant in January.

The range in values for the January grant, if any, is determined based on a benchmark of equity grant values of CEOs in our peer group. The top of the range (a multiple of 6.4 times base salary) has been strategically positioned so that if all qualitative, objective and financial performance targets for the year are exceeded, Mr. Wexner's equity grant value would be at the top of our peer competitors. Conversely, if performance is below targeted levels, Mr. Wexner's equity grant value would be below the median of the peer group. At the "Meets Objectives" level Mr. Wexner's equity award would generally reflect the median of our peers. Factors other than performance against financial targets are considered by the Compensation Committee in determining the size of Mr. Wexner's long-term equity grant. Such factors include leadership talent development, the identification and development of new business opportunities, and success in fostering a productive culture. These non-financial performance factors are used to adjust the base provided by financial performance to determine the size of the grant. In addition, once the size of the grant is determined, the Compensation Committee imposes rigorous performance metrics that the Company must achieve over the vesting period in order for Mr. Wexner to vest in the grant.

Performance Considerations	**Value of January Equity Grant**
Income, strategic business and personal objectives not met	No equity grant
Income objectives met at target for both the spring and fall seasons, achievement of strategic business objectives, personal, leadership development and recruiting and retention objectives met	2.4 times base salary
Income objectives exceeded for both the spring and fall seasons, strategic business objectives exceeded, personal, leadership development and recruiting and retention objectives exceeded	Up to 6.4 times base salary

In January 2013, the Compensation Committee awarded Mr. Wexner an equity grant with a reported value of $8.5 million based on the performance of the Company and his role and leadership in its accomplishments for the current fiscal year (with no particular weighting or formula), including:

- Maximizing the profitability of our core brands through increased sales, careful inventory management and improved execution;
- Expansion of company owned operations outside the United States;
- Accomplishment of talent and cultural objectives;
- Implementation of infrastructure and systems to enhance productivity and enable future growth; and
- Optimization of capital structure.

The January award was delivered 75% in the form of performance-based restricted stock units and 25% in the form of stock options. The performance measure applicable to Mr. Wexner's January 2013 restricted stock unit grant is similar to the measure described above for Mr. Wexner's March award beginning with the 2013 fiscal year.

As previously noted, the largest component of Mr. Wexner's compensation is long-term performance-based equity that vests over time, assuming performance conditions are met, and, therefore, is not realizable on an annual basis. Further, the ultimate value, if any, is dependent on future performance.

Retirement and Other Post-Employment Benefits

The Compensation Committee has determined that, in addition to short- and long-term compensation, it is important to provide our named executive officers with competitive post-employment benefits. Post-employment benefits consist of two main types—qualified and non-qualified defined contribution retirement plan benefits and termination benefits. Retirement plan benefits and termination benefits are important components in a well-structured named executive officer compensation package, and the Compensation Committee seeks to ensure that the combined package is competitive at the time the package is negotiated with each named executive officer.

Retirement Plan Benefits

The Company sponsors both a tax-qualified defined contribution retirement plan and an unfunded non-qualified defined contribution supplemental retirement plan. Participation in the qualified plan is available to associates who meet certain age and service requirements. Participation in the non-qualified plan is made available to associates who meet certain age, service, job level and compensation requirements. Our named executive officers participate in both plans.

The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Code. The Company matches associates' contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associates' contributions and Company matching contributions to the qualified plan vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service.

The non-qualified plan is an unfunded plan which provides benefits beyond the Code limits for qualified defined contribution plans. The Company does not set aside assets in a trust or otherwise to fund liabilities of the non-qualified plan. Assets that may be used to satisfy such liabilities are general assets of the Company, subject to the claims of the Company's creditors.

The non-qualified plan permits participating associates to elect contributions up to a maximum percentage of eligible compensation. The Company matches associates' contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible compensation and years of service. These Company contributions are taxable for Medicare and certain local taxes. The Company provides reimbursement payments to all plan participants, including the named executive officers, to offset this liability. Payments are not grossed up and are taxable to the participant. The value of this benefit, to the extent utilized by our named executive officers, is disclosed below in footnote (6) to the 2012 Summary Compensation Table. The plan also permits participating associates to defer additional compensation up to a maximum amount which the Company does not match.

Associates' contributions to the non-qualified plan and the related interest accruals vest immediately. Company contributions and credits to the non-qualified plan and the related interest are subject to vesting based on years of service. Associates generally may elect in-service distributions for the unmatched deferred compensation component only. The remaining vested portion of associates' accounts in the plan will be distributed upon termination of employment in either a lump sum or in equal annual installments with interest over a period of up to 10 years, as elected by the associate.

Associates' accounts are credited with interest using a rate determined annually based on the long-term Applicable Federal Rate published by the Internal Revenue Service. In general, the rate is set at what is considered "above market" as defined by SEC guidelines. This rate is appropriate based on the fact that unfunded associate contributions to the plan reduce the borrowing needs of the Company, and this rate is lower than the interest rate which the Company would pay to borrow long-term debt.

Termination Benefits: Severance Agreements and Change in Control Agreements

The Compensation Committee believes that severance and change in control arrangements have value as part of a comprehensive compensation philosophy. For example, severance agreements provide protection for prospective executives who may forego significant bonuses and equity awards at the companies they are leaving or who face relocation expenses and family disruption. Generally, executives are not willing to accept such risks and costs without protection in the event their employment is terminated due to unanticipated changes, including a change in control. Additionally, executives often look to severance agreements to provide protection for lost professional opportunities in the event of a change in control and consequently assign significant value to them.

Due to his unique role as the founder of the Company, Mr. Wexner is not covered by a severance or change in control agreement. However, consistent with the treatment for all stock plan participants under the terms of both our 1993 Plan and our 2011 Plan, all of Mr. Wexner's unvested stock options and restricted stock units will become vested upon death. Subject to the achievement of pre-established performance conditions, upon retirement or disability, restricted stock units will vest pro-rata based on the fraction of whole months worked from the grant date over the full vesting period (i.e., one-third will vest if twelve full months are completed from the grant date for a grant that would otherwise vest 100% three years from the grant date). In the event of a change in control, all awards granted under the 1993 Plan will become vested and awards granted under the 2011 Plan will become vested if Mr. Wexner's employment is terminated other than for cause within 24 months of the change in control.

We have entered into severance and change in control agreements with all of our named executive officers other than Mr. Wexner as noted above. The benefits payable under these arrangements in certain circumstances are disclosed below under the heading "Estimated Post-Employment Payments and Benefits." These agreements generally provide that, if we fail to extend the executive's agreement or terminate the executive's employment without cause, or if the executive terminates his or her employment for good reason, the executive will continue to receive his or her base salary for one year after the termination date. If the executive agrees to a general release of claims against the Company, the executive will also be entitled to receive an additional year of salary continuation, the amount of incentive compensation that the executive would have otherwise received during the first year after termination and, subject to the achievement of pre-established performance conditions, pro-rata vesting of unvested restricted stock units.

In connection with a change in control of the Company, in the event that the executive's employment is terminated either by us without cause or by the executive for good reason, subject to the executive's execution of a general release of claims against us, the executive would be entitled to a severance benefit equal to two times the executive's base salary, plus an amount equal to the sum of the executive's four previous semi-annual payouts under our short-term performance-based incentive compensation plan, together with a pro-rata amount for the short-term incentive compensation performance period in which the executive's employment terminated. In addition, awards granted under the 1993 Plan will become vested and awards granted under the 2011 Plan will become vested if the executive's employment is terminated other than for cause within 24 months of the change in control. During fiscal 2011, Ms. Turney's and Mr. Burgdoerfer's employment agreements were amended to remove the provision for tax reimbursement payments in the event any "parachute" excise tax is imposed on payments made in connection with a change in control. Consequently, none of our named executive officers is entitled to a tax gross-up upon a change in control. It is the Company's policy not to enter into any new arrangements providing for change in control excise tax gross-up payments.

Additional tabular disclosure of certain termination benefits is set forth below under the heading "Retirement and Other Post-Employment Benefits."

Perquisites

We provide our named executive officers with minimal perquisites that the Compensation Committee has determined are reasonable and in the best interests of the Company and its stockholders. These perquisites include the reimbursement of financial planning costs of up to $15,000 and payment of life insurance policy premiums for Ms. Turney. We do not provide "gross-up" payments in the event of a change in control.

The Board of Directors has approved a security program (the "Security Program") that provides security services to Mr. Wexner and his family. These security measures are required for the benefit of the Company and are appropriate given the risks associated with Mr. Wexner's position. We periodically hire a third party to review our Security Program to verify that a bona fide business oriented security concern exists and that the Security Program costs are reasonable and consistent with these concerns. The Security Program requires Mr. Wexner to use corporate provided aircraft, or private aircraft that is in compliance with the Security Program, whether the purpose of the travel is business or personal.

The cost of security services which are not business related have been reimbursed to the Company by Mr. Wexner. In addition, to the extent that corporate provided aircraft is used by Mr. Wexner or any executive officer for personal purposes, he or she has reimbursed the Company based on the greater of the amount established by the IRS as reasonable for personal use or the aggregate incremental cost associated with the personal use of the corporate owned aircraft as determined by an independent, third party aircraft costing service.

Common Stock Ownership Guidelines

The Compensation Committee strongly encourages stock ownership of shares of Common Stock by the Company's named executive officers. Our named executive officers are subject to minimum stockholding guidelines. Any individual promoted or hired into a position subject to these guidelines will have a five-year period in which to meet the stock ownership requirements. The stockholding requirements reflect the value of Common Stock held and can be met through direct or beneficial ownership of Common Stock, including shares of Common Stock held through the Company's stock and retirement plans. In addition to aligning the interests of our named executive officers with those of our stockholders, the stock ownership guidelines promote a long-term focus and discourage inappropriate risk-taking.

The minimum guideline for the CEO is ownership of Common Stock with a value of five times his base salary. As the beneficial owner of 17.5% of the Company's Common Stock, Mr. Wexner's ownership far exceeds this minimum requirement.

The minimum guideline for the other named executive officers is ownership of Common Stock with a value of three times his or her base salary. All of the named executive officers have a beneficial ownership interest in shares of Common Stock with a value in excess of the ownership guidelines as of the end of the 2012 fiscal year.

In addition to stock ownership guidelines for executives, after four years of membership on the Board, members of our Board of Directors must maintain ownership of at least the number of shares of Common Stock received as Board compensation over the previous four years. All members of our Board are in compliance with this policy or are on track to meet this requirement within four years of membership on the Board.

Recovery of Compensation Awards

We would seek to recover, under the relevant provisions of the Sarbanes-Oxley Act, previously awarded bonuses or equity-based compensation or profits in the event of a restatement of financial or other performance results.

Tax Deductibility

The Compensation Committee generally seeks to structure executive compensation in a tax efficient manner. The 2011 Cash Incentive Compensation Performance Plan and the 2011 Plan are intended to qualify payments under the Company's performance-based cash incentive compensation program and equity-based incentive program, respectively, for tax deductibility under Code Section 162(m). The Compensation Committee has not elected to adopt a policy requiring all compensation to be tax deductible to maintain flexibility in structuring executive compensation to attract highly qualified executive talent and to further our business goals and compensation philosophy.

Compensation Governance

Our executive compensation program is overseen by the Compensation Committee of the Board. Compensation Committee members are appointed by our Board and meet the independence and other requirements of the NYSE and other applicable laws and regulations. Compensation Committee members are selected based on their knowledge and experience in compensation matters from their professional roles and their roles on other boards.

As part of its self-evaluation process, the Compensation Committee considers best practices and compliance with the highest governance standards. During fiscal 2012, the Compensation Committee continued its work to enhance communication with the Board and maximize its effectiveness. The role of the Compensation Committee and information about its meetings are set forth elsewhere in this proxy statement.

The Compensation Committee participated in the preparation of the Compensation Discussion and Analysis and recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee's charter is available on our website at http://www.limitedbrands.com.

Committee Meetings and Delegation

Company management, including the Executive Vice President of Human Resources and the Senior Vice President of Talent Management and Total Rewards, generally prepare the materials for and attend Compensation Committee meetings, along with the Corporate Secretary who records the minutes of the meeting, the General Counsel and the Chief Financial Officer. Management, including the CEO, do not play a role in recommending CEO compensation. The Compensation Committee regularly meets in executive session without management present.

The Compensation Committee may delegate its authority to subcommittees or the Chair of the Compensation Committee when it deems appropriate and in the best interests of the Company. In accordance with its charter, the Compensation Committee has delegated to our Executive Vice President of Human Resources the authority to make stock awards in accordance with the Company's stock incentive plan with a value up to $400,000 in any year to any associate who is not a Section 16 officer of the Company or a senior leadership team member.

Compensation Consultant

As permitted by its charter, the Compensation Committee retained Towers Watson as its independent executive compensation consultant to assist in its evaluation of CEO and executive officer compensation levels, severance arrangements and program design. The Compensation Committee, considering recommendations from our management team, determines the work to be performed by the consultant. The consultant works with management to gather data required in preparing analyses for Compensation Committee review.

Specifically, the consultant provides the Compensation Committee with the following services, including but not limited to:

- market trend information allowing the Committee to stay abreast of changing market practices;
- data and recommendations to enable the Compensation Committee to make informed decisions;
- program design assistance, including the January 2013 stock award for Mr. Wexner;
- analysis on the alignment of pay and performance;
- consultation on our executive compensation strategy and peer group selection; and
- assistance in preparation of this disclosure.

In addition to the services provided at the request of the Compensation Committee, a separate division of Towers Watson provides a call center tracking system for which we pay quarterly software usage fees, aggregating less than $120,000 annually. The Compensation Committee has determined that the provision of this work by Towers Watson is not material and does not impair the independence and objectivity of advice provided to the Compensation Committee on executive compensation matters.

The Compensation Committee has the sole authority to retain and terminate any independent executive compensation consultant. To that end, it periodically evaluates the performance and independence of Towers Watson. As part of its independence evaluation the Compensation Committee:

- Requires that the Company regularly inform the Compensation Committee of all work provided or to be provided by the consulting firm and its affiliates to the Company in addition to the executive compensation services provided to the Compensation Committee;
- Reviews all bills rendered by the Towers Watson to the Company for services provided to both the Company and the Compensation Committee, noting that such fees are insignificant relative to the firm's total revenue;
- Reviews Towers Watson's conflict of interest policy;
- Determines whether Towers Watson owns any Common Stock;
- Assesses whether there are any business or personal relationships between Towers Watson (or its employees who provides services to the Compensation Committee) and the members of the Compensation Committee or the executive officers of the Company that may create a conflict of interest; and
- Considers any other factors that may be relevant to determining whether Towers Watson is subject to a conflict of interest.

Based on this evaluation, the Compensation Committee believes that there are no conflicts of interest that could impair Towers Watson's ability to provide independent, objective advice to the Compensation Committee regarding executive compensation matters.

Conclusion

In summary, fiscal 2012 was a year of continued strong financial and operational performance for our Company. We continue to deliver exceptional returns and are committed to creating long-term value for our stockholders. As we have demonstrated in the above disclosure, our pay levels and programs are highly aligned with the performance of the Company. Our expectations for outstanding performance were reflected in challenging performance targets that required significant growth in operating income over the record setting results we achieved in fiscal 2011 and when we deliver above target results, our executives receive above target compensation.

Based on the above, we recommend stockholders vote "FOR" our executive compensation program.

2012 Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers during the fiscal year ended February 2, 2013 (the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($) (1)(2)(3) (4)(5)(6)
Leslie H. Wexner	2012	$1,924,000	$0	$ 8,605,824	$2,681,763	$4,970,885	$372,927	$677,571	$19,232,970
Chairman of the Board, CEO	2011	$1,924,000	0	8,822,133	2,596,103	4,899,158	339,918	649,172	19,230,484
	2010	1,924,000	0	8,658,055	2,988,313	6,302,351	323,871	311,900	20,508,490
Sharen J. Turney	2012	1,380,769	0	19,721,938	1,161,964	2,428,272	207,645	717,109	25,617,697
President/CEO, Victoria's Secret	2011	1,290,385	0	3,266,112	1,075,458	3,051,568	181,168	730,224	9,594,915
	2010	1,250,000	0	870,856	299,939	3,998,400	163,204	485,799	7,068,198
Charles C. McGuigan(7)	2012	940,385	0	4,375,812	450,553	1,752,988	45,755	387,911	7,953,404
President/CEO, Mast Global	2011	891,923	0	2,027,810	638,175	1,800,018	31,624	347,252	5,736,802
Nicholas Coe(7)	2012	820,192	0	2,064,235	195,622	1,679,420	748	54,516	4,814,733
President/CEO, Bath & Body Works									
Stuart B. Burgdoerfer	2012	790,385	0	3,093,531	379,407	1,359,800	25,621	312,913	5,961,657
Executive Vice President,	2011	745,192	0	1,076,722	354,534	1,238,760	18,119	313,011	3,746,338
Chief Financial Officer	2010	725,000	0	548,145	173,964	1,492,761	11,708	232,541	3,184,119

(1) Performance-based incentive compensation bonuses are disclosed in this table under the Non-Equity Incentive Plan Compensation column. None of our named executive officers received a nonperformance-based award in fiscal 2012.

(2) The value of stock and option awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification ("ASC") Topic 718 Compensation—Stock Compensation, for each award. Stock options are valued using the Black-Scholes option pricing model. See Note 20 to the Company's financial statements filed in the Company's 2012 Annual Report on Form 10-K for the related assumptions for stock options granted during the 2012, 2011 and 2010 fiscal years and for a discussion of our assumptions in determining the aggregate grant date fair value of these awards. Awards vest over time and, therefore, are not realizable on an annual basis nor is the ultimate value determinable without reference to future performance.

(3) Stock and option awards were granted to each named executive officer under the Company's amended and restated 1993 Plan and the 2011 Plan. Awards are long-term compensation, vesting over periods from three to five years and are not realizable on an annual basis.

(4) Represents the aggregate of the non-equity performance-based incentive compensation for the applicable fiscal Spring and Fall selling seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of operating income results. The following table illustrates the amount of the compensation paid in cash, stock and voluntarily deferred:

	Paid in Cash ($)	Paid in Stock ($)	Deferred Cash ($)	Deferred Stock ($)	Total ($)
Mr. Wexner	$4,889,884	$0	$81,001	$0	$4,970,885
Ms. Turney	2,355,424	0	72,848	0	2,428,272
Mr. McGuigan	1,698,952	0	54,036	0	1,752,988
Mr. Coe	1,630,389	0	49,031	0	1,679,420
Mr. Burgdoerfer	1,317,994	0	41,806	0	1,359,800

(5) The Company does not sponsor any tax-qualified or non-qualified defined benefit retirement plans. For fiscal 2011, the amounts shown represent the amount by which earnings, at a rate equivalent to 5.55% compounded monthly on each named executive officer's non-qualified deferred compensation account balance, exceeds 120% of the applicable federal long-term rate.

(6) The following table details all other compensation paid to each named executive officer during our last fiscal year:

	Financial planning services provided to executive ($)	Life insurance premiums paid on executive's behalf ($)	Cash payout of fractional shares due to special dividend stock award adjustment ($)	Company contributions to the executive's qualified and non-qualified retirement plan account ($)(a)	Total ($)
Mr. Wexner	$ 0	$ 0	$798	$676,773	$677,571
Ms. Turney	9,500	7,730	483	699,396	717,109
Mr. McGuigan	3,391	0	462	384,058	387,911
Mr. Coe	0	0	115	54,401	54,516
Mr. Burgdoerfer	9,500	0	427	302,986	312,913

(a) Includes payment to offset Medicare and certain local taxes on the Company's contributions to the non-qualified retirement plan account in the amount of $25,872, $29,785, $13,938, $1,091 and $10,783 for Mr. Wexner, Ms. Turney, Messrs. McGuigan, Coe and Burgdoerfer, respectively. These payments are fully taxable to the named executive officer and are not grossed-up.

(7) Mr. McGuigan was not a named executive officer for fiscal 2010 and Mr. Coe was not a named executive officer for fiscal 2010 or fiscal 2011, therefore their compensation is not disclosed for those years.

Grants of Plan-Based Awards for Fiscal 2012

The following table provides information relating to plan-based awards and opportunities granted to the named executive officers during the fiscal year ended February 2, 2013.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	(#)(4)	($/Sh)	($)(5)
Leslie H. Wexner	3/30/2012				0	0	0	0	52,113	$44.30	$ 728,019
	3/30/2012					52,113			0	0	2,100,717
	1/31/2013				0	0	0	0	151,500	48.02	1,953,744
	1/31/2013					151,500					6,505,107
		$731,120	$3,655,600	$7,311,200							
Sharen J. Turney	3/30/2012				0	0	0	0	82,950	44.30	1,161,964
	3/30/2012					82,952			0	0	3,343,861
	3/30/2012					406,295			0	0	16,378,077
		504,000	2,520,000	5,040,000							
Charles C. McGuigan	3/2/2012				0	0	0	1,350			53,890
	3/30/2012				0	0	0	0	32,164	44.30	450,553
	3/30/2012				0	32,164	0		0	0	1,296,556
	3/30/2012				0	75,051	0		0	0	3,025,366
		237,500	1,187,500	2,375,000							
Nicholas Coe	3/30/2012				0	0	0	0	13,965	44.30	195,622
	3/30/2012				0	13,966	0		0	0	562,980
	3/30/2012				0	37,242	0		0	0	1,501,255
		181,500	907,500	1,815,000							
Stuart B. Burgdoerfer	3/30/2012				0	0	0	0	27,085	44.30	379,407
	3/30/2012					27,085			0	0	1,091,818
	3/30/2012					49,657			0	0	2,001,713
		200,000	1,000,000	2,000,000							

(1) Non-Equity Incentive Plan Awards represent the Threshold, Target and Maximum opportunities under the Company's 2011 Cash Incentive Compensation Performance Plan for the 2012 Spring and Fall seasons. The actual amount earned under this plan is disclosed in the 2012 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) Equity Incentive Plan Awards represent the Threshold, Target and Maximum payments of performance-based restricted stock units for the 2012 fiscal year.

Stock Awards granted on March 30, 2012 are subject to the Company's achievement of operating income as a percentage of sales ranking in the top 1/3 of the S&P Retailing Index in each of the 2012, 2013, 2014, 2015 and 2016 fiscal years, determined on a cumulative basis. Stock Awards granted to Mr. Wexner on January 31, 2013 are subject to the Company's achievement of operating income as a percentage of sales ranking in the top 1/3 of the S&P Retailing Index in each of the 2013, 2014, 2015, 2016 and 2017 fiscal years, determined on a cumulative basis. If the performance condition is met, the restricted stock units will vest 20% on the second and third anniversaries of the grant date and 30% on the fourth and fifth anniversaries of the grant date, subject to continued employment.

(3) Stock Awards were granted pursuant to the Company's amended and restated 2011 Plan.

The Stock Award granted on March 2, 2012 to Mr. McGuigan represents an award made in connection with his election to receive a portion of his cash-based incentive compensation bonus in shares of Common Stock. The award was made based on the Fall 2011 bonus paid on March 2, 2012. This award vests 100% three years from the grant date, dependent on Mr. McGuigan retaining the stock paid in lieu of cash.

In each case, the vesting of these awards is subject to continued employment.

Dividends are not paid or accrued on stock awards or stock units until such shares vest.

(4) Option Awards were granted pursuant to the Company's amended and restated 2011 Plan. Option grant dates were established on the date the grants were approved by the Compensation Committee of the Board and the exercise price is the closing price of Common Stock on the grant date.

Option Awards vest 20% on the second and third anniversaries of the grant date and 30% on the fourth and fifth anniversaries of the grant date.

In each case, the vesting of these awards is subject to continued employment.

(5) The value of stock and option awards reflects the grant date fair value under ASC Topic 718 Compensation—Stock Compensation, for each award. Options are valued using the Black-Scholes option pricing model with the following weighted average assumptions as set forth in the Company's financial statements filed in the Company's Form 10-K for the 2012 fiscal year: dividend yield of 2.7%, volatility of 47%, risk free interest rate of 1.0% and expected life of 4.8 years. Restricted stock units are valued based on the fair market value of a share of Common Stock on the date of grant, adjusted for anticipated dividend yields.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2012

The following table provides information relating to outstanding equity awards granted to the named executive officers as of fiscal year end, February 2, 2013.

	Option Awards						Restricted Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(24)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(23)
Leslie H. Wexner	2/2/2004	503,770	0	0	13.39	2/2/2014					
	3/31/2005	438,131	0	0	18.30	3/31/2015					
	3/31/2006	109,530	0	0	18.42	3/31/2016					
	3/30/2007	141,395	0	0	19.63	3/30/2017					
	3/31/2008	224,072	0	0	12.88	3/31/2018					
	3/31/2009	360,620	0	0	6.55	3/31/2019					
	3/31/2010	79,793	39,899(1)	0	19.29	3/31/2020					
	1/27/2011	57,240	228,978(2)	0	25.21	1/27/2021					
	3/31/2011	27,305	54,617(3)	0	28.18	3/31/2021					
	1/26/2012	0	189,459(4)	0	38.08	1/26/2022					
	3/30/2012	0	52,113(5)	0	44.30	3/30/2022					
	1/31/2013	0	151,500(6)	0	48.02	1/31/2023					
							3/31/2010	119,692(9)	5,655,447	0	0
							1/27/2011	228,968(10)	10,818,738	0	0
							3/31/2011	81,922(11)	3,870,815	0	0
							1/26/2012	0	0	189,459(13)	8,951,938
							3/30/2012	0	0	52,113(14)	2,462,339
							1/31/2013	0	0	151,500(15)	7,158,375
Sharen J. Turney	3/31/2008	27,397	0	0	12.88	3/31/2018					
	3/31/2009	60,993	0	0	6.55	3/31/2019					
	3/31/2010	32,398	16,199(1)	0	19.29	3/31/2020					
	3/31/2011	0	121,083(7)	0	28.18	3/31/2021					
	3/30/2012	0	82,950(5)	0	44.30	3/30/2022					
							3/31/2008	796,596(12)	37,639,161	0	0
							3/31/2010	48,601(9)	2,296,397	0	0
							3/31/2011	121,085(16)	5,721,266	0	0
							3/30/2012	0	0	82,952(14)	3,919,482
							3/30/2012	0	0	406,295(14)	19,197,439
Charles C. McGuigan	3/31/2010	0	3,889(1)	0	19.29	3/31/2020					
	3/31/2011	0	71,849(7)	0	28.18	3/31/2021					
	3/30/2012	0	32,164(5)	0	44.30	3/30/2022					
							3/31/2010	11,673(9)	551,549	0	0
							9/3/2010	1,684(18)	79,569	0	0
							3/4/2011	1,876(19)	88,641	0	0
							3/31/2011	71,853(16)	3,395,054	0	0
							9/2/2011	1,267(20)	59,866	0	0
							3/2/2012	1,350(21)	63,788	0	0
							3/30/2012	0	0	32,164(14)	1,519,749
							3/30/2012	0	0	75,051(14)	3,546,160

	Option Awards						Restricted Stock Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(24)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(23)
Nicholas Coe	3/30/2012	0	13,965(5)	0	44.30	3/30/2022					
							7/4/2011	29,169(22)	1,378,235	0	0
							3/30/2012	0	0	13,966(14)	659,894
							3/30/2012	0	0	37,242(14)	1,759,685
Stuart B. Burgdoerfer	4/9/2007	4,143	0	0	20.23	4/9/2017					
	3/31/2008	10,550	0	0	12.88	3/31/2018					
	3/31/2009	35,338	0	0	6.55	3/31/2019					
	3/31/2010	9,393	9,395(1)	0	19.29	3/31/2020					
	3/31/2011	0	39,915(7)	0	28.18	3/31/2021					
	3/30/2012	0	27,085(5)	0	44.30	3/30/2022					
							3/5/2010	2,653(17)	125,354	0	0
							3/31/2010	28,189(9)	1,331,930	0	0
							3/31/2011	39,916(16)	1,886,031	0	0
							3/30/2012	0	0	27,085(14)	1,279,766
							3/30/2012	0	0	49,657(14)	2,346,293

(1) Options vest 100% on March 31, 2013.

(2) Options vest 25% on January 27, 2014, 37.5% on January 27, 2015 and 37.5% on January 27, 2016.

(3) Options vest 50% on March 31, 2013 and 50% on March 31, 2014.

(4) Options vest 20% on January 26, 2014, 20% on January 26, 2015, 30% on January 26, 2016 and 30% on January 26, 2017.

(5) Options vest 20% on March 30, 2014, 20% on March 30, 2015, 30% on March 30, 2016 and 30% on March 30, 2017.

(6) Options vest 20 % January 31, 2015, 20% on January 31, 2016, 30% on January 31, 2017, 30% on January 31, 2018.

(7) Options vest 20% on March 31, 2013, 20% on March 31, 2014, 30% on March 31, 2015 and 30% on March 31, 2016.

(8) Options vest 1/3rd on March 30, 2013, 1/3rd on March 30, 2014 and 1/3rd on March 30, 2015.

(9) Shares vest 100% on March 31, 2013.

(10) Shares vest 20% on January 27, 2014, 30% on January 27, 2015 and 30% on January 27, 2016.

(11) Shares vest 100% on March 31, 2014.

(12) Shares vest 1/3rd March 31, 2013, 1/3rd March 31, 2014, and 1/3rd March 31, 2015.

(13) Subject to achievement of a performance condition, shares vest 20% on January 26, 2014, 20% on January 26, 2015, 30% on January 26, 2016 and 30% on January 26, 2017.

(14) Subject to achievement of a performance condition, shares vest 20% on March 30, 2014, 20% March 30, 2015, 30% on March 30, 2016, 30% on March 30, 2017.

(15) Subject to achievement of a performance condition, shares vest 20% on January 31, 2015, 20% on January 31, 2016, 30% on January 31, 2017 and 30% on January 31, 2018.

(16) Shares vest 20% on March 31, 2013, 20% on March 31, 2014, 30% on March 31, 2015 and 30% on March 31, 2016.

(17) Shares vest 100% on March 5, 2013.

(18) Shares vest 100% on September 3, 2013.

(19) Shares vest 100% on March 4, 2014.

(20) Shares vest 100% on September 2, 2014.

(21) Shares vest 100% on March 2, 2015.

(22) Shares vest 20% on July 4, 2013, 20% on July 4, 2014, 30% on July 4, 2015, and 30% on July 4, 2016.

(23) Market value based on the $47.25 fair market value of a share of Common Stock on the last trading day of the fiscal year (February 1, 2013).

Option Exercises and Stock Vested Information for Fiscal 2012

The following table provides information relating to Option Awards exercised and Restricted Stock Unit Awards vested during the fiscal year ended February 2, 2013.

	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Leslie H. Wexner	991,035	$32,025,405	390,084	$18,740,059
Sharen J. Turney	0	0	659,044	31,634,112
Charles McGuigan	20,228	759,992	36,000	1,728,000
Nicholas Coe	0	0	0	0
Stuart B. Burgdoerfer	0	0	99,734	4,788,100

(1) Option Award Value Realized is calculated based on the difference between (a) the sale price and the option exercise price for shares that were sold upon exercise and (b) the closing price on the day prior to the date of exercise and the option exercise price for shares that were held upon exercise.

(2) Restricted Stock Award Value Realized is calculated based on the closing stock price on the date the restricted stock units vested.

Retirement and Other Post-Employment Benefits

Non-qualified Deferred Compensation for Fiscal 2012(1)

Name	Executive Contributions in Last FY ($)(2)	Registrant Contributions in Last FY ($)(3)	Aggregate Earnings in Last FY ($)(4)	Aggregate Withdrawals/ Distributions ($)(5)	Aggregate Balance at Last FYE ($)(6)
Leslie H. Wexner	$ 0	$635,573	$1,034,873	$0	$19,804,938
Sharen J. Turney	118,572	644,283	928,100	0	14,792,942
Charles C. McGuigan	185,020	344,792	126,970	0	2,584,369
Nicholas Coe	24,751	49,502	2,077	0	76,330
Stuart B. Burgdoerfer	53,459	266,875	51,099	0	1,446,701

(1) Amounts disclosed include non-qualified cash deferrals, Company matching contributions, retirement credits and earnings under the Company's Supplemental Retirement Plan (a non-qualified defined contribution plan) and stock deferrals and related reinvested dividend earnings under the Company's 1993 Plan and 2011 Plan. Executive Contributions and related matching Registrant Contributions represent 2012 calendar year deferrals and match on incentive compensation payments earned based on performance for the Fall 2011 season, which was paid in March 2012, and for the Spring 2012 season, which was paid in September 2012.

(2) All of the contributions are reported in the 2012 Summary Compensation Table under the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns.

(3) Reflects the Company's 200% match of associate contributions of up to 3% of base salary and bonus above the IRS qualified plan maximum compensation limit and the Company's retirement contribution of 6% for less than 5 years of service or 8% for 5 or more years of service of compensation above the IRS qualified plan maximum compensation limit. Associates become fully vested in these contributions after six years of service. These contributions are also included under the "All Other Compensation" column of the 2012 Summary Compensation Table.

(4) Non-qualified deferred cash compensation balances earn a fixed rate of interest determined prior to the beginning of each year. For fiscal 2012, the rate was 5.55%. The portion of the earnings on deferred cash compensation that exceeds 120% of the applicable federal long-term rate in the amount of $372,927, $207,645, $45,755, $748 and $18,414 for Mr. Wexner, Ms. Turney and Messrs. McGuigan, Coe and Burgdoerfer, respectively, is disclosed in the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column of the 2012 Summary Compensation Table.

Balance includes dividends earned on deferred stock and restricted stock unit balances in the amount of $351,886 for Ms. Turney. Dividends are reinvested into additional stock units based on the closing market price of the Company's Common Stock on the dividend payment date.

(5) Participants may elect to receive the funds in a lump sum or in up to ten annual installments following termination of employment, but generally may not make withdrawals during their employment. Deferrals under the Supplemental Retirement Plan, the 1993 Plan and the 2011 Plan are unfunded.

(6) Balance includes the value of deferred stock and restricted stock units at calendar year-end in the amount of $3,584,344 for Ms. Turney. Value is calculated based on a stock price of $47.25 per share of Common Stock on February 1, 2013.

Estimated Post-Employment Payments and Benefits

We have entered into certain agreements with our named executive officers that will require us to provide compensation in the event of a termination of employment, including a termination following a change in control of our Company. Mr. Wexner is not covered by such an agreement but is entitled to certain termination compensation under the terms of our benefit and stock plans. The following tables set forth the expected benefit to be received by each named executive officer in the event of his or her termination resulting from various scenarios, assuming a termination date of February 2, 2013 and a stock price of $47.25, the price of our Common Stock on February 1, 2013.

Assumptions and explanations of the numbers set forth in the tables below are set forth in additional text following the tables.[1]

Leslie H. Wexner

		Involuntary w/out Cause or Voluntary w/Good Reason					
	Voluntary Resignation ($)	w/out Release ($)	& Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Base Salary	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Bonus(2)	0	0	0	0	0	0	0
Gain of Accelerated Stock Options(3)	0	0	0	9,094,786	9,094,786	0	0
Value of Pro-rated or Accelerated Restricted Stock Units(3)	0	0	15,361,967	38,917,652	38,917,652	15,361,967	15,361,967
Benefits and Perquisites(4)	0	0	0	0	2,000,000	706,000	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$ 0	$15,361,967	$48,012,438	$50,012,438	$16,067,967	$15,361,967

Sharen J. Turney

		Involuntary w/out Cause or Voluntary w/Good Reason					
	Voluntary Resignation ($)	w/out Release ($)	& Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Base Salary	$ 0	$1,400,000	$ 2,800,000	$ 2,800,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	2,520,000	5,479,840	0	0	0
Gain of Accelerated Stock Options(3)	0	0	0	3,006,214	3,006,214	0	0
Value of Pro-rated or Accelerated Restricted Stock Units(3)	0	0	38,777,083	68,773,745	68,773,745	38,777,083	38,777,083
Benefits and Perquisites(4)	7,086	19,131	25,153	25,153	5,000,000	1,410,098	7,086
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$7,086	$1,419,131	$44,122,236	$80,084,952	$76,779,959	$40,187,181	$38,784,169

Proxy Statement

Charles C. McGuigan

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason		Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
		w/out Release ($)	& Signed Release ($)				
Base Salary	$ 0	$950,000	$1,900,000	$ 1,900,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	1,187,500	3,553,006	0	0	0
Gain of Accelerated Stock Options(3)	0	0	0	1,573,546	1,573,546	0	0
Value of Pro-rated or Accelerated Restricted Stock Units(3)	0	0	2,778,678	9,304,376	9,304,376	2,778,678	2,778,678
Benefits and Perquisites(4)	0	11,959	17,939	17,939	2,850,000	555,491	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$961,959	$5,884,117	$16,348,867	$13,727,922	$3,334,169	$2,778,678

Nicholas Coe

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason		Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
		w/out Release ($)	& Signed Release ($)				
Base Salary	$ 0	$825,000	$1,650,000	$1,650,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	907,500	2,157,500	0	0	0
Gain of Accelerated Stock Options(3)	0	0	0	41,159	41,159	0	0
Value of Pro-rated or Accelerated Restricted Stock Units(3)	0	0	839,727	3,797,814	3,797,814	839,727	0
Benefits and Perquisites(4)	0	11,336	17,005	17,005	1,690,709	564,793	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$836,336	$3,414,232	$7,663,478	$5,529,682	$1,404,520	$ 0

Stuart B. Burgdoerfer

	Voluntary Resignation ($)	Involuntary w/out Cause or Voluntary w/Good Reason — w/out Release ($)	Involuntary w/out Cause or Voluntary w/Good Reason — & Signed Release ($)	Involuntary w/out Cause following Change in Control ($)	Death ($)	Disability ($)	Retirement ($)
Base Salary	$ 0	$800,000	$1,600,000	$ 1,600,000	$ 0	$ 0	$ 0
Bonus(2)	0	0	1,000,000	2,598,560	0	0	0
Gain of Accelerated Stock Options(3)	0	0	0	1,103,615	1,103,615	0	0
Value of Pro-rated or Accelerated Restricted Stock Units(3)	0	0	2,675,673	6,969,374	6,969,374	2,675,673	0
Benefits and Perquisites(4)	0	11,740	17,610	17,610	1,600,000	427,936	0
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total	$ 0	$811,740	$5,293,283	$12,289,159	$9,672,989	$3,103,609	$ 0

(1) Assumes a termination date of February 2, 2013.

(2) Bonus amounts assumed at target. Under "Involuntary w/out Cause or Voluntary w/Good Reason" termination scenarios, actual bonus payments would be equal to the bonus payment the named executive officer would have received if he or she had remained employed with the Company for a period of one year after the termination date of February 2, 2013. Under an "Involuntary w/out Cause following Change in Control", bonus payments for Ms. Turney, Messrs. McGuigan, Coe and Burgdoerfer will be equal to the sum of the last four seasonal bonus payments received.

(3) Reflects the value of unvested restricted stock units and stock options that, subject to achievement of pre-established performance conditions, would become vested based on the $47.25 fair market value of a share of Common Stock on the last trading day of the fiscal year (February 1, 2013).

(4) Estimates for benefits and perquisites include the continuation of medical, dental and other insurance benefits. Under the "Death" and "Disability" scenarios, includes proceeds from life and disability insurance policies and the value of unvested retirement plan balances that would become vested.

Assumptions and Explanations of Numbers in Tables

The Compensation Committee retains discretion to provide, and in the past has provided, additional benefits to named executive officers upon termination or resignation if it determines the circumstances so warrant.

The tables do not include the payment of the aggregate balance of the named executive officers' non-qualified deferred compensation that is disclosed in the Non-qualified Deferred Compensation for Fiscal 2012 table above.

Confidentiality, Non-Competition and Non-Solicitation Agreements

As a condition to each named executive officer's entitlement to receive certain severance payments and equity vesting acceleration upon certain termination scenarios, the executive is required to execute a release of claims against us and shall be bound by the terms of certain restrictive covenants, including non-competition and non-solicitation agreements which prohibit the executive from soliciting or diverting any current or potential employee, customer, or supplier or competing with any of our businesses in which he or she has been employed for a period of one year from the date of termination.

Termination Provisions—Definitions of Cause and Good Reason

The employment agreements for all named executive officers other than Mr. Wexner, who does not have an employment agreement, contain customary definitions of cause and good reason. "Cause" generally means that the named executive officer (1) willfully failed to perform his or her duties with the Company (other than a failure resulting from the executive's incapacity due to physical or mental illness); (2) has plead "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; or (3) engaged in willful misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation.

"Good Reason" generally means (1) the failure to continue by the executive in a capacity originally contemplated in the executive's employment agreement; (2) the assignment to the executive of any duties materially inconsistent with the executive's position, duties, authority, responsibilities or reporting requirements, as set out in his or her employment agreement; (3) a reduction in or a material delay in payment of the executive's total cash compensation and benefits from those required to be provided; (4) the requirement that the executive be based outside of the United States, other than for travel that is reasonably required to carry out the executive's duties; or (5) the failure by the Company to obtain the assumption in writing of its obligation to perform the employment agreement by a successor.

Payments Upon a Termination in Connection with a Change in Control

A Change in Control of the Company will be deemed to have occurred upon the first to occur of any of the following events:

a) any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;

b) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board cease for any reason to constitute a majority of directors then constituting the Board;

c) a reorganization, merger or consolidation of the Company is consummated, unless more than 50% of the outstanding shares of Common Stock is beneficially owned by individuals and entities who owned Common Stock just prior to the such reorganization, merger or consolidation; or

d) the consummation of a complete liquidation or dissolution of the Company.

No Tax Gross-up

In the event of a termination following a Change in Control, none of our named executive officers is entitled to reimbursement or gross-up for any excise taxes that may be imposed under Code Section 280G.

Fiscal 2012 Director Compensation

The following table sets forth compensation earned by the individuals who served as directors of the Company during fiscal 2012.(1)

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
E. Gordon Gee	$ 27,092	$ 70,000	$ 97,092
Dennis S. Hersch	80,000	80,016	160,016
James L. Heskett	107,500	92,544	200,044
Donna A. James	117,500	102,528	220,028
David T. Kollat	101,016	92,544	193,560
William R. Loomis, Jr.	83,984	92,544	176,528
Jeffrey H. Miro	92,500	92,544	185,044
Michael G. Morris	27,615	70,000	97,615
Allan R. Tessler	142,500	122,544	265,044
Abigail S. Wexner	100,000	90,000	190,000
Raymond Zimmerman	92,500	92,544	185,044

(1) Directors who are also associates receive no additional compensation for their service as directors. Our current Board of Directors' compensation plan does not provide for stock option awards, non-equity incentive plan compensation, pension or non-qualified deferred compensation. At the end of four years of membership on the Board of Directors, each member must maintain ownership of Common Stock equal to the amount of Common Stock received as director compensation over the four-year period.

In January 2013, based on a review of market-based compensation for directors including the same peer companies used to evaluate executive compensation, the decision was made to increase director compensation in 2013. For further detail, see footnotes (2) and (3).

(2) Directors receive an annual cash retainer of $70,000; directors receive an additional annual cash retainer of $12,500 for membership on the Audit and Compensation Committees and $10,000 for all other committee memberships; committee chairs receive an additional $15,000 for the Audit and Compensation Committees and $10,000 for other committees; the lead independent director receives an additional cash retainer of $10,000.

Beginning in fiscal 2013, the directors' annual cash retainer will increase to $90,000, the Audit Committee chair retainer will increase to $20,000 and the cash retainer for the lead independent director will increase to $15,000.

(3) Directors receive an annual stock retainer worth $70,000; directors receive an additional annual stock grant worth $12,500 for membership on the Audit and Compensation Committees and worth $10,000 for other committee memberships; the lead independent director receives and additional stock retainer of $10,000. Stock retainers were granted under the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors. The number of shares issued is calculated based on the fair market value of Common Stock on the date the shares were issued. The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with ASC Topic 718 Compensation-Stock Compensation, for each award. See note 20 to the Company's financial statements filed in the Company's 2012 Annual Report on Form 10-K for a discussion of our assumptions in determining the aggregate grant date fair value of these awards.

Beginning in fiscal 2013, the directors' annual stock retainer will increase to $90,000 and the stock retainer for the lead independent director will increase to $15,000.

Equity Compensation Plan Information

The following table summarizes share and exercise price information about the Company's equity compensation plans as of February 2, 2013.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	15,924,441	$23.16(2)	16,722,074
Equity compensation plans not approved by security holders	0	0	0
Total	15,924,441	$23.16	16,722,074

(1) Includes the following plans: 2011 Stock Option and Performance Incentive Plan, 1993 Stock Option and Performance Incentive Plan (2009 Restatement), and 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors.

(2) Does not include outstanding rights to receive Common Stock upon the vesting of restricted stock unit awards or settlement of deferred stock units.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Company's Board of Directors is composed of four directors who are independent, as defined under the rules of the Commission and NYSE listing standards. Additionally, each member of the Compensation Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code and a "non-employee director" with the meaning of Section 16b-3 under the Exchange Act. The Compensation Committee reviews the Company's Compensation Discussion and Analysis on behalf of the Board of Directors.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K for the year ended February 2, 2013 and the Company's proxy statement.

Compensation Committee

James L. Heskett, Chair
David T. Kollat
Jeffrey H. Miro
Michael G. Morris

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows certain information about the securities ownership of all directors (and nominees) of the Company, the executive officers of the Company named in the "Summary Compensation Table" above and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(a)(b)	Percent of Class
Stuart B. Burgdoerfer	174,942(c)	*
Nicholas Coe	0	*
E. Gordon Gee	3,101(d)	*
Dennis S. Hersch	11,762,308(d)(f)	4.1%
James L. Heskett	85,689(d)	*
Donna A. James	45,109(d)	*
David T. Kollat	112,866	*
William R. Loomis, Jr.	75,900(d)	*
Charles McGuigan.	57,180(c)	*
Jeffrey H. Miro	83,160(d)	*
Michael G. Morris	10,666(d)	*
Allan R. Tessler	77,347	*
Sharen J. Turney	856,178(c)(e)	*
Abigail S. Wexner	11,272,191(g)	3.9%
Leslie H. Wexner	50,522,189(c)(h)(i)	17.5%
Raymond Zimmerman	110,777(d)(j)	*
All directors and executive officers as a group	52,469,051(c)-(j)	18.2%

* Less than 1%.

(a) Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. None of the listed shares have been pledged as security or otherwise deposited as collateral.

(b) Reflects beneficial ownership of shares of Common Stock, and shares outstanding, as of February 2, 2013.

(c) Includes the following number of shares issuable within 60 days of February 2, 2013, upon the exercise or vesting of outstanding stock awards: Mr. Burgdoerfer, 115,621; Mr. McGuigan, 44,297; Ms. Turney, 499,548; Mr. Wexner, 2,128,755; and all directors and executive officers as a group, 2,850,566.

(d) Includes the following number of deferred stock units credited to directors' accounts under the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors that could be convertible into Common Stock within 60 days after termination from the Board: Dr. Gee, 1,498; Mr. Hersch, 54,428; Mr. Heskett, 71,635; Ms. James, 27,193; Mr. Loomis, 73,576; Mr. Miro, 62,621; Mr. Morris, 556; Mr. Zimmerman, 78,021; and all directors as a group, 369,528. Mr. Morris has elected to receive pay-out of his deferred stock units over three years, and his total represents ⅓ of the units which he would be owed upon his termination from the Board.

(e) Includes the following number of deferred stock units credited to executives' accounts under the Company's Supplemental Retirement Plan that could be convertible into Common Stock within 60 days after termination of employment with the Company: Ms. Turney, 75,859; and all executives as a group, 95,586.

(f) Includes 11,705,880 shares held by The Linden Trust for which Mr. Hersch is trustee and shares voting and investment power with Mr. Wexner.

(g) Excludes 39,249,998 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership. Includes 478,115 shares held by The Wexner Children's Trust II; 2,000,000 shares held by The Wexner Family Charitable Fund; and 191,515 shares held by The Beech Trust, in each case, as to which Mrs. Wexner shares voting and investment power with Mr. Wexner. Includes 8,602,561 shares directly owned by Mrs. Wexner.

(h) Includes 1,819,465 shares held in the Savings and Retirement Plan (as of February 2, 2013), over which Mr. Wexner has investment but not voting power.

(i) Includes 478,115 shares held by The Wexner Children's Trust II; 2,000,000 shares held by The Wexner Family Charitable Fund; 11,705,880 shares held by The Linden Trust; and 191,515 shares held by the Beech Trust. Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Wexner Children's Trust II, The Wexner Family Charitable Fund and The Beech Trust, and shares voting and investment power with Mr. Hersch with respect to shares held by The Linden Trust. Includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer. Includes 8,602,561 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 18,703,290 shares directly owned by Mr. Wexner.

(j) Includes 2,400 shares which are Mr. Zimmerman's pro rata share of 7,200 shares owned by a corporation of which Mr. Zimmerman is president and a 33% stockholder.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, must file reports of ownership and changes in ownership of the Company's equity securities with the Commission. Copies of those reports must also be furnished to the Company. Based solely on a review of the copies of reports furnished to the Company and written representations of the Company's executive officers and directors that no other reports were required, we believe that during fiscal 2012 our executive officers, directors and greater than ten percent beneficial owners complied with these filing requirements.

SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth the names of all persons who, as of the dates indicated below, were known by the Company to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the shares of Common Stock.

Name and Address of Beneficial Owner	Amount Beneficially Owned	Percent of Class
Leslie H. Wexner (1) Three Limited Parkway P.O. Box 16000 Columbus, OH 43216	50,522,189	17.5%
Janus Capital Management LLC (2) 151 Detroit Street Denver, CO 80206	25,031,527	8.7%
FMR LLC (3) 82 Devonshire Street Boston, MA 02109	16,434,774	5.7%
PRIMECAP Management Company (4) 225 South Lake Ave., #400 Pasadena, CA 91101	15,951,343	5.5%

(1) As of February 2, 2013. For a description of Mr. Wexner's beneficial ownership, see "Security Ownership of Directors and Management" on pages 54 and 55.

(2) As of December 31, 2012, based on information set forth in the Schedule 13G filed February 14, 2013 by Janus Capital Management LLC. Janus Capital Management LLC has sole dispositive power over 22,897,563 shares and sole voting power over 22,897,563 shares, and has shared dispositive power over 2,133,964 shares and shared voting power over 2,133,964 shares.

(3) As of December 31, 2012, based on information set forth in the Schedule 13G filed February 14, 2013 by FMR LLC. FMR LLC has sole dispositive power over 343,476 shares and sole voting power over 16,434,774 shares.

(4) As of December 31, 2012, based on information set forth in the Schedule 13G filed February 14, 2013 by PRIMECAP Management Company. PRIMECAP Management Company has sole dispositive power over 15,951,343 shares and sole voting power over 7,564,441 shares.

REPORT OF THE AUDIT COMMITTEE

As provided in our written charter, the Audit Committee is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function. We have the sole authority to appoint, compensate, retain, oversee and terminate the Company's independent auditors. We pre-approve the audit services and non-audit services to be provided by the Company's independent auditors. In addition, we evaluate the independent auditors' qualifications, performance and independence and present our conclusions with respect to the independent auditors to the full Board on at least an annual basis.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Furthermore, while we are responsible for reviewing the Company's policies and practices with respect to risk assessment and management, it is the responsibility of the CEO and senior management to determine the appropriate level of the Company's exposure to risk.

We have reviewed and discussed the Company's audited financial statements as of and for the year ended February 2, 2013 and met with both management and our independent auditors to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with generally accepted accounting principles. We have reviewed with the internal auditors and independent auditors the overall scope and plans for their respective audits. We also met with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent auditors all matters required to be discussed with audit committees by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Company's independent auditors also provided to us the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence, and we discussed with the independent auditors their independence from the Company. We considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that the Company's audited financial statements be included in our annual report on Form 10-K for the year ended February 2, 2013 for filing with the Commission.

We have appointed Ernst & Young LLP as the Company's independent registered public accountants.

Audit Committee

Donna A. James, Chair
David T. Kollat
Allan R. Tessler
Raymond Zimmerman

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

During our 2012 fiscal year, Ernst & Young LLP served as the Company's independent registered public accountants and in that capacity rendered an opinion on our consolidated financial statements as of and for the fiscal year ended February 2, 2013. The Audit Committee annually reviews the selection of independent registered public accountants and has selected Ernst & Young LLP as the Company's independent registered public accountants for the current fiscal year.

Audit Fees

The aggregate audit fees payable to Ernst & Young LLP for the fiscal years ended 2012 and 2011 were approximately $4,174,000 and $4,240,000 respectively. These amounts include fees for professional services rendered by Ernst & Young LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultation regarding financial accounting and/or reporting standards. These amounts also include fees for services rendered in connection with the audit of our internal control over financial reporting and fees for services rendered in connection with statutory audits of our international subsidiaries' financial statements.

Audit Related Fees

The aggregate fees for assurance and related services rendered by Ernst & Young LLP that were reasonably related to the audit of our consolidated financial statements for the fiscal years ended 2012 and 2011 were approximately $148,000 and $173,000, respectively. The fees under this category are for assurance and related services that are traditionally performed by the independent auditor and include audits of employee benefit plans, agreed upon procedures and other attest engagements.

Tax Fees

The aggregate fees for tax services rendered by Ernst & Young LLP for the fiscal years ended 2012 and 2011 were approximately $745,000 and $550,000, respectively. Tax fees include tax compliance and advisory services.

All Other Fees

The aggregate fees for all other services rendered by Ernst & Young LLP for the fiscal years ended 2012 and 2011 were approximately $0 and $124,000, respectively. The fiscal year 2011 amount includes fees for due diligence services.

Pre-approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services to be provided by Ernst & Young LLP in a given fiscal year.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as a proxy intends to vote in accordance with his or her judgment on such matters.

STOCKHOLDER PROPOSALS FOR NEXT YEAR

Stockholder Proposals Pursuant to Rule 14a-8

Proposals submitted for inclusion in the proxy statement for the 2014 annual meeting must be received by the Secretary of the Company at our principal executive offices on or before the close of business on December 10, 2013.

Other Stockholder Proposals

If a stockholder intends to present a proposal or nominate a person for election as a director at the 2014 annual meeting other than as described above, the stockholder must comply with the requirements set forth in our Bylaws. The Bylaws require, among other things, that the Secretary receive written notice of the intent to present a proposal or nomination no earlier than February 22, 2014 and no later than March 24, 2014. The notice must contain the information required by the Bylaws.

SOLICITATION EXPENSES

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. Our directors or employees may solicit proxies by telephone, facsimile and personal solicitation, in addition to the use of the mail. We will, upon request, reimburse banks, brokerage houses and other institutions, nominees, and fiduciaries for their expenses in forwarding proxy materials to beneficial owners.

By Order of the Board of Directors,



Leslie H. Wexner
Chairman of the Board

L BRANDS, INC.

PROPOSED AMENDMENT TO THE CHARTER TO ELIMINATE THE CLASSIFICATION OF THE BOARD OF DIRECTORS

Article SIXTH is hereby removed in its entirety and replaced with the following:

SIXTH. Section 1. Election of Directors. Subject to the special right of the holders of any class or series of Preferred Stock, voting separately as a class, to elect one or more directors of the Corporation:

(a) From the effective date of this Certificate of Amendment until the election of directors at the 2016 annual meeting of stockholders, pursuant to Section 141(d) of the General Corporation Law of the State of Delaware, the Board shall remain classified and divided into three classes of directors, Class A, Class B and Class C (each class to be as nearly equal in number as possible), with the directors in Class B having a term expiring at the 2014 annual meeting, the directors in Class C having a term expiring at the 2015 annual meeting and the directors in Class A having a term expiring at the 2016 Annual Meeting.

(b) At each annual meeting commencing with the 2014 annual meeting, successors to the class of directors whose terms expire at that annual meeting shall be elected for a one-year term.

(c) From and after the election of directors at the 2016 annual meeting, the Board shall cease to be classified.

Section 2. Change in Number of Authorized Directorships. If prior to the 2016 annual meeting the authorized number of directors is increased, any newly created directorships resulting from such increase shall be apportioned among the classes such that each class is as nearly equal in number as possible, and any additional director chosen to fill any newly created directorship shall hold office for a term that coincides with the remaining terms of the class of directors in which such director was elected. From and after the 2016 annual meeting, any additional director elected to fill a newly created directorship resulting from an increase in the number of directors shall hold office for a term expiring at the next annual meeting. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Section 3. Term of Office. Each director elected at any annual meeting shall hold office until such director's successor shall have been elected and qualified, subject to prior death, resignation, retirement or removal.

Article TENTH is hereby removed in its entirety and replaced with the following:

TENTH. Any director may be removed at any annual meeting or special stockholders' meeting upon the affirmative vote of not less than 75 percent of the outstanding shares of voting stock of the Corporation at that time entitled to vote thereon; provided, however, that, until the 2016 annual meeting, each director may be removed only for cause and shall receive a copy of the charges against him, delivered to him personally or by mail at his last known address at least 10 days prior to the date of the stockholders' meeting. Notwithstanding the foregoing, directors who shall have been elected by the holders of a series or class of Preferred Stock, voting separately as a class, shall be removed only pursuant to the provisions establishing the rights of such series or class to elect such directors.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from to

Commission file number 1-8344

LIMITED BRANDS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**31-1029810**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Three Limited Parkway, P.O. Box 16000, Columbus, Ohio	**43216**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (614) 415-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 Par Value	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was: 11,340,755,842.

Number of shares outstanding of the registrant's Common Stock as of March 15, 2013: 288,193,641.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2013 Annual Meeting of Stockholders to be held on May 23, 2013, are incorporated by reference into Part II and Part III.

Form 10-K

Table of Contents

PART I

ITEM 1. BUSINESS.

General

We operate in the highly competitive specialty retail business. Founded in 1963 in Columbus, Ohio, we have evolved from an apparel-based specialty retailer to a segment leader focused on women's intimate and other apparel, personal care and beauty categories that make customers feel sexy, sophisticated and forever young. We sell our merchandise through company-owned specialty retail stores in the United States ("U.S."), Canada and the United Kingdom ("U.K."), which are primarily mall-based, and through websites, catalogue and international franchise, license and wholesale partners. We are committed to building a family of the world's best fashion retail brands, offering captivating customer experiences that drive long-term loyalty.

Victoria's Secret

Victoria's Secret, including Victoria's Secret Pink, is the leading specialty retailer of women's intimate and other apparel with fashion-inspired collections, prestige fragrances and cosmetics, celebrated supermodels and world-famous runway shows. We sell our Victoria's Secret products at more than 1,000 Victoria's Secret stores in the U.S., Canada and U.K., through the Victoria's Secret catalogue and online at *www.VictoriasSecret.com.* Additionally, Victoria's Secret brand products are also sold in stores operated by partners under a franchise or wholesale model throughout the world.

Bath & Body Works

Bath & Body Works is one of the leading specialty retailers of home fragrance and personal care products including shower gels, lotions, soaps and sanitizers. We sell our Bath & Body Works products at more than 1,600 Bath & Body Works stores in the U.S. and Canada and online at *www.BathandBodyWorks.com.* Additionally, Bath & Body Works brand products are available at franchise locations throughout the world.

Other Brands

La Senza is a specialty retailer of women's intimate apparel. We sell our La Senza products at more than 150 La Senza stores in Canada and online at *www.LaSenza.com.* Additionally, La Senza has more than 330 stores in 32 countries operating under franchise and licensing arrangements.

Henri Bendel sells upscale accessory products through our New York flagship and 28 other stores, as well as online at *www.HenriBendel.com.*

Acquisitions and Divestitures

Express

In July 2007, we completed the divestiture of 75% of our ownership interest in Express to affiliates of Golden Gate Capital. From May 2010 through July 2011, we sold 10.4 million shares of Express common stock and contributed our remaining 7.2 million shares of common stock to The Limited Brands Foundation.

Limited Stores

In August 2007, we completed the divestiture of 75% of our ownership interest in Limited Stores to affiliates of Sun Capital. In June 2010, we completed the divestiture of our remaining 25% ownership interest in Limited Stores.

Third-party Apparel Sourcing Business

On October 31, 2011, we divested 51% of our ownership interest in our third-party apparel sourcing business to affiliates of Sycamore Partners. We continue to retain a 49% interest which we account for as an equity method investee.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31. As used herein, "2012" refers to the 53-week period ending February 2, 2013. "2011", "2010", "2009" and "2008" refer to the 52-week periods ending January 28, 2012, January 29, 2011, January 30, 2010 and January 31, 2009, respectively.

Real Estate

Company-owned Retail Stores

Our company-owned retail stores are located in shopping malls, lifestyle centers and street locations in the U.S., Canada and U.K. As a result of our strong brand and established retail presence, we have been able to lease high-traffic locations in most retail centers in which we operate. Substantially all of our stores were profitable in 2012.

The following table provides the retail businesses and the number of our company-owned retail stores in operation for each business as of February 2, 2013 and January 28, 2012.

	February 2, 2013	January 28, 2012
Victoria's Secret Stores U.S.	1,019	1,017
Bath & Body Works U.S.	1,571	1,587
La Senza Canada (a)	158	230
Bath & Body Works Canada	71	69
Victoria's Secret Canada	26	19
Henri Bendel	29	19
Victoria's Secret U.K.	2	—
Total	2,876	2,941

(a) During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet. Under this program, we closed 38 underperforming stores. Of these stores, 12 were closed as of January 28, 2012. The remainder were closed during the first quarter of 2012. During the second quarter of 2012, we initiated a second restructuring program to close an additional 41 underperforming stores. Of these stores, 40 were closed as of February 2, 2013. The remaining store closed in February 2013. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following table provides the changes in the number of our company-owned retail stores operated for the past five fiscal years:

Fiscal Year	Beginning of Year	Opened	Closed	End of Year
2012	2,941	48	(113)	2,876
2011	2,968	40	(67)	2,941
2010	2,971	44	(47)	2,968
2009	3,014	59	(102)	2,971
2008	2,926	145	(57)	3,014

Franchise, License and Wholesale Agreements

In addition to our company-owned stores, our products are sold at hundreds of franchise and other locations throughout the world. We have agreements with unaffiliated partners to operate Victoria's Secret, Bath & Body Works and La Senza stores throughout the world. Under these agreements, third parties operate stores that sell our products under our brand names. We continue to increase the number of locations under these types of arrangements as part of our efforts to expand internationally.

Our Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competitors and will drive future growth:

Industry Leading Brands

We believe that our two flagship brands, Victoria's Secret and Bath & Body Works, are highly recognized and others, including Pink and La Senza, exhibit brand recognition which provides us with a competitive advantage. These brands are aspirational at accessible price points and have a loyal customer base. These brands allow us to target markets across the economic spectrum, across demographics and across the world.

- At Victoria's Secret, we market products to the college-age woman with Pink and then transition her into glamorous and sexy product lines, such as Angels, Very Sexy and Body by Victoria. While bras and panties are the core of what we do, these brands also give our customers choices in clothing, accessories, fragrances, personal care, swimwear and athletic attire.
- Bath & Body Works caters to our customers' entire well-being, providing shower gels and lotions, aromatherapy, soaps and sanitizers, home fragrance and personal care accessories.
- In Canada, La Senza is a leader in young women's intimate apparel. La Senza offerings include bras, panties, sleepwear, loungewear and accessories.

In-Store Experience and Store Operations

We view the customers' in-store experience as an important vehicle for communicating the image of each brand. We utilize visual presentation of merchandise, in-store marketing, music and our sales associates to reinforce the image represented by the brands.

Our in-store marketing is designed to convey the principal elements and personality of each brand. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a unique shopping experience. Every brand displays merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the company-wide merchandising strategy.

Our sales associates and managers are a central element in creating the atmosphere of the stores by providing a high level of customer service.

Product Development, Sourcing and Logistics

We believe a large part of our success comes from frequent and innovative product launches, which include bra launches at Victoria's Secret and La Senza and new fragrance launches at Bath & Body Works. Our merchant, design and sourcing teams have a long history of bringing innovative products to our customers. Additionally, we believe that our sourcing function (Mast Global) has a long and deep presence in the key sourcing markets including those in the United States and Asia, which helps us partner with the best manufacturers and get high quality products quickly.

Experienced and Committed Management Team

We were founded in 1963 and have been led since inception by Leslie H. Wexner. Our senior management team has a wealth of retail and business experience at Limited Brands and other companies such as Neiman Marcus, The Gap, Inc., The Home Depot, Land's End, Levi Strauss and Yum Brands. We believe that we have one of the most experienced management teams in retail.

Additional Information

Merchandise Suppliers

During 2012, we purchased merchandise from approximately 1,000 suppliers located throughout the world. No supplier provided 10% or more of our merchandise purchases.

Distribution and Merchandise Inventory

Most of the merchandise and related materials for our stores are shipped to our distribution centers in the Columbus, Ohio area. We use a variety of shipping terms that result in the transfer of title to the merchandise at either the point of origin or point of destination.

Our policy is to maintain sufficient quantities of inventories on hand in our retail stores and distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and take markdowns as required to keep merchandise fresh and current.

Information Systems

Our management information systems consist of a full range of retail, financial and merchandising systems. The systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management and support systems including human resources and finance. We continue to invest in technology to upgrade core systems to continue to improve our efficiency and accuracy in the production and delivery of merchandise to our stores.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, accounted for approximately one-third of our net sales for 2012, 2011 and 2010 and is typically our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our revolving credit facility is available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of customs regulations and international trade arrangements.

Trademarks and Patents

Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the United States Patent and Trademark Office and with the registries of many foreign countries and/or are protected by common law. We believe our products are identified by our intellectual property and, thus, our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Segment Information

We have two reportable segments: Victoria's Secret and Bath & Body Works. For the financial results of our reportable segments, see Note 21 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Other Information

For additional information about our business, including our net sales and profits for the last three years and selling square footage, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Competition

The sale of women's intimate and other apparel, personal care and beauty products and accessories through retail stores is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores and discount retailers. Brand image, marketing, design, price, service, assortment and quality are the principal competitive factors in retail store sales. Our direct response businesses compete with numerous national and regional direct response merchandisers. Image presentation, fulfillment and the factors affecting retail store sales discussed above are the principal competitive factors in direct response sales.

Associate Relations

As of February 2, 2013, we employed approximately 99,400 associates, 79,800 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the holiday season.

Executive Officers of Registrant

Set forth below is certain information regarding our executive officers.

Leslie H. Wexner, 75, has been our Chairman of the Board of Directors for more than thirty-five years and our Chief Executive Officer since our founding in 1963.

Charles C. McGuigan, 56, has been our Chief Operating Officer since May 2012 and our Chief Executive Officer and President of Mast Global since February 2011.

Stuart B. Burgdoerfer, 49, has been our Executive Vice President and Chief Financial Officer since April 2007.

Sharen J. Turney, 56, has been our Chief Executive Officer and President of Victoria's Secret since July 2006.

Nicholas P. M. Coe, 50, has been our Chief Executive Officer and President of Bath & Body Works since August 2011.

Jane L. Ramsey, 55, has been our Executive Vice President, Human Resources, since April 2006.

All of the above officers serve at the discretion of our Board of Directors and are members of our Executive Committee.

Available Information

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room
100 F Street NE
Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website at *www.LimitedBrands.com*.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Limited Brands, Inc.
Investor Relations Department
Three Limited Parkway, P.O. Box 16000
Columbus, Ohio 43216

ITEM 1A. RISK FACTORS.

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by our company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential" and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by our company or our management:

- general economic conditions, consumer confidence, consumer spending patterns and market disruptions including severe weather conditions, natural disasters, health hazards, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;
- the seasonality of our business;
- the dependence on a high volume of mall traffic and the possible lack of availability of suitable store locations on appropriate terms;
- our ability to grow through new store openings and existing store remodels and expansions;
- our ability to successfully expand into global markets and related risks;
- our relationships with independent licensees and franchisees;
- our direct channel businesses;
- our failure to protect our reputation and our brand images;

- our failure to protect our trade names, trademarks and patents;
- the highly competitive nature of the retail industry generally and the segments in which we operate particularly;
- consumer acceptance of our products and our ability to keep up with fashion trends, develop new merchandise and launch new product lines successfully;
- our ability to source, distribute and sell goods and materials on a global basis, including risks related to:
  - political instability;
  - duties, taxes and other charges;
  - legal and regulatory matters;
  - volatility in currency exchange rates;
  - local business practices and political issues;
  - potential delays or disruptions in shipping and transportation and related pricing impacts;
  - the disruption of production or distribution by labor disputes; and
  - changing expectations regarding product safety due to new legislation;
- stock price volatility;
- our failure to maintain our credit rating;
- our ability to service or refinance our debt;
- our ability to retain key personnel;
- our ability to attract, develop and retain qualified employees and manage labor costs;
- the inability of our manufacturers to deliver products in a timely manner and meet quality standards;
- fluctuations in product input costs;
- fluctuations in energy costs;
- increases in the costs of mailing, paper and printing;
- claims arising from our self-insurance;
- our ability to implement and maintain information technology systems and to protect associated data;
- our failure to comply with regulatory requirements;
- tax matters; and
- legal and compliance matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The following discussion of risk factors contains "forward-looking statements." These risk factors may be important to understanding any statement in this Form 10-K, other filings or in any other discussions of our business. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 8. Financial Statements and Supplementary Data.

In addition to the other information set forth in this report, the reader should carefully consider the following factors which could materially affect our business, financial condition or future results. The risks described below are not our only risks. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also adversely affect our business, operating results and/or financial condition in a material way.

Our net sales, profit results and cash flow are sensitive to, and may be adversely affected by, general economic conditions, consumer confidence, spending patterns and market disruptions.

Our net sales, profit, cash flows and future growth may be adversely affected by negative local, regional, national or international political or economic trends or developments that reduce the consumers' ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. In addition, market disruptions due to severe weather conditions, natural disasters, health hazards or other major events or the prospect of these events could also impact consumer spending and confidence levels. In particular, our operating results are impacted by factors in the U.S., Canadian and U.K. economies. Purchases of women's intimate and other apparel, beauty and personal care products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including "destination" retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by economic downturns in a particular area, competition from other retail and non-retail attractions and other retail areas where we do not have stores.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to grow depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel, particularly at the store management level, and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our plans for international expansion include risks that could adversely impact our results and reputation.

We intend to further expand into international markets through license and franchise agreements and/or company-owned stores. The risks associated with our expansion into international markets include difficulties in attracting customers due to a lack of customer familiarity with our brands, our lack of familiarity with local customer preferences and seasonal differences in the market. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established market presence. Other risks include general economic conditions in specific countries or markets, disruptions or delays in shipments, changes in diplomatic and trade relationships, political instability and foreign governmental regulation.

We also have risks related to identifying suitable partners as licensees, franchisees or in a similar capacity. In addition, certain aspects of these arrangements are not directly within our control, such as the ability of these third parties to meet their projections regarding store openings and sales. We cannot ensure the profitability or success of our expansion into international markets.

In addition, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. More specifically, an increase in the value of the U.S. dollar relative to other currencies could have an adverse effect on our earnings and our financial condition.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our licensees and franchisees could take actions that could harm our business or brand images.

We have global representation through independently owned stores operated by licensees and franchisees ("partners"). Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited and the quality and success of their operations may be diminished by any number of factors beyond our control. Our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Our brand image and reputation may suffer materially and our sales could decline if our partners do not operate successfully. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel businesses includes risks that could have an adverse effect on our results.

Our direct operations are subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, the (a) diversion of sales from our stores, which may impact comparable store sales figures, (b) difficulty in recreating the in-store experience through our direct channels, (c) domestic or international resellers purchasing merchandise and reselling it overseas outside our control, (d) the failure of and risks related to the systems that operate the websites and their related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions, and (e) risks related to the fulfillment of direct-to-consumer orders. Any of these events could have a material adverse effect on our results of operations, financial condition and cash flows.

Our failure to protect our reputation could have a material adverse effect on our brand images.

Our ability to maintain our reputation is critical to our brand images. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with local laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Our failure to adequately protect our trade names, trademarks and patents could have a negative impact on our brand images and limit our ability to penetrate new markets.

We believe that our trade names, trademarks and patents are important assets and an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such registrations or that the registrations we obtain will prevent the imitation of our products or infringement of our intellectual property rights by others. If any third-party copies our products in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Our inability to compete favorably in our highly competitive segment of the retail industry could negatively impact our results.

The sale of women's intimate and other apparel, personal care products and accessories is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through direct response channels. Brand image, marketing, design, price, service, quality, image presentation and fulfillment are all competitive factors in both the store-based and direct response channels.

Some of our competitors may have greater financial, marketing and other resources available. In many cases, our competitors sell their products in stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

Increased competition could result in price reductions, increased marketing expenditures and loss of market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our inability to remain current with fashion trends and launch new product lines successfully could negatively impact the image and relevance of our brands.

Our success depends in part on management's ability to effectively anticipate and respond to changing fashion preferences and consumer demands and to translate market trends into appropriate, saleable product offerings in advance of the actual time of sale to the customer. Customer demands and fashion trends change rapidly. If we are unable to successfully anticipate, identify or react to changing styles or trends or we misjudge the market for our products or any new product lines, our sales will be lower, potentially resulting in significant amounts of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns. These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

We may be adversely impacted by our inability to adequately source, distribute and sell merchandise and other materials on a global basis.

We source merchandise and other materials directly in international markets and in our domestic market. We distribute merchandise and other materials globally to our partners in international locations and to our stores. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We compete with other companies for production facilities.

We also face a variety of other risks generally associated with doing business on a global basis, such as:

- political instability;
- imposition of duties, taxes and other charges on imports or exports;
- legal and regulatory matters;
- volatility in currency exchange rates;
- local business practice and political issues (including issues relating to compliance with domestic or international labor standards) which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- potential delays or disruptions in shipping and transportation and related pricing impacts;
- disruption of production or distribution due to labor disputes; and
- changing expectations regarding product safety due to new legislation.

New initiatives may be proposed impacting the trading status of certain countries and may include retaliatory duties or other trade sanctions which, if enacted, could impact our trading relationships with vendors or other parties in such countries.

In addition, significant health hazards, environmental hazards or natural disasters may occur which could have a negative effect on the economies, financial markets and business activity of international markets.

Our future performance will depend upon these and the other factors listed above which are beyond our control and could have a material adverse effect on our results of operations, financial condition and cash flows.

Our stock price may be volatile.

Our stock price may fluctuate substantially as a result of quarter to quarter variations in our actual or projected performance or the financial performance of other companies in the retail industry. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks and that have often been unrelated or disproportionate to the operating performance of these companies.

Our failure to maintain our credit rating could negatively affect our ability to access capital and could increase our interest expense.

The credit ratings agencies periodically review our capital structure and the quality and stability of our earnings. A deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of our credit rating. Any negative ratings actions could constrain the capital available to our company or our industry and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs will likely increase, which could have a material adverse effect on our results of operations, financial condition and cash flows. Additionally, changes to our credit rating could affect our interest costs.

We may be unable to service or refinance our debt.

Some of our debt agreements contain covenants which require maintenance of certain financial ratios and also, under certain conditions, restrict our ability to pay dividends, repurchase common shares and make other restricted payments as defined in those agreements. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt.

We may be unable to retain key personnel.

We believe we have benefited substantially from the leadership and experience of our senior executives, including Leslie H. Wexner (Chairman of the Board of Directors and Chief Executive Officer). The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Competition for key personnel in the retail industry is intense and our future success will also depend on our ability to recruit, train and retain other qualified key personnel.

We may be unable to attract, develop and retain qualified employees and manage labor costs.

We believe our competitive advantage is providing a positive, engaging and satisfying experience for each individual customer, which requires us to have highly trained and engaged employees. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified employees, including store personnel and talented merchants. The turnover rate in the retail industry is generally high and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas. Competition for such qualified individuals or changes in labor and healthcare laws could require us to incur higher labor costs. Our inability to recruit a sufficient number of qualified individuals in the future may delay planned openings of new stores or affect the speed with which we expand. Delayed store openings, significant increases in employee turnover rates or significant increases in labor costs could have a material adverse effect on our results of operations, financial condition and cash flows.

Our manufacturers may not be able to manufacture and deliver products in a timely manner and meet quality standards.

We purchase products through contract manufacturers and importers and directly from third-party manufacturers. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns. In addition, quality problems could result in a product liability judgment or a widespread product recall that may negatively impact our sales and profitability for a period of time depending on product availability, competition reaction and consumer attitudes. Even if the product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be adversely affected by fluctuations in product input costs.

Product input costs, including manufacturing labor and raw materials, fluctuate. These fluctuations may result in an increase in our production costs. We may not be able to, or may elect not to, pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be adversely impacted by increases in costs of mailing, paper and printing.

Postal rate increases and paper and printing costs will affect the cost of our order fulfillment and catalogue and promotional mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting. Future paper and postal rate increases could adversely impact our earnings if we are unable to recover these costs or if we are unable to implement more efficient printing, mailing, delivery and order fulfillment systems. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be adversely impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We significantly rely on our ability to implement and sustain information technology systems and to protect associated data.

Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. Our information technology systems, as well as those of our service providers, are vulnerable to damage from a variety of sources, including telecommunication failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers and those of our service providers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Additionally, these types of problems could result in a breach of confidential customer, merchandise, financial or other important information which could result in damage to our reputation and/or litigation. Despite the precautions we have taken, unanticipated problems may nevertheless cause failures in our information technology systems. Sustained or repeated system failures that interrupt our ability to process orders and deliver products to the stores or impact our consumers ability to access our websites in a timely manner or expose confidential customer, merchandise, financial or other important information could have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, we will make modifications and upgrades to the information technology systems for point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management and support systems including human resources and finance. Modifications involve replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. We are aware of inherent risks associated with replacing these systems, including accurately capturing data and system disruptions. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

We may fail to comply with regulatory requirements.

We are subject to numerous regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act, the SEC and the New York Stock Exchange (the "NYSE"). Failure to comply with such laws and regulations could have an adverse effect on our reputation, market price of our common stock, results of operations, financial condition and cash flows.

We may be adversely impacted by changes in taxation requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties and changes in tax legislation or regulation could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be adversely impacted by certain compliance or legal matters.

We along with our third-party business partners are subject to complex compliance and litigation risks. Actions filed against our Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Difficulty can exist in complying with sometimes conflicting regulations in local, national or foreign jurisdictions as well as new or changing regulations that affect how we operate. In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and shareholders that could have a material adverse effect on our reputation, market price of our common stock, results of operations, financial condition and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following table provides the location, use and size of our distribution, corporate and product development facilities as of February 2, 2013:

Location	Use	Approximate Square Footage
Columbus, Ohio	Corporate, distribution and shipping	6,388,000
Montreal, Quebec, Canada	Office, distribution and shipping	381,000
New York, New York	Office, sourcing and product development/design	479,000
Kettering, Ohio	Call center	94,000
Hong Kong	Office and sourcing	90,000
Various international locations	Office and sourcing	81,000

United States

Our business for both the Victoria's Secret and Bath & Body Works segments is principally conducted from office, distribution and shipping facilities located in the Columbus, Ohio area. Additional facilities are located in New York, New York and Kettering, Ohio.

Our distribution and shipping facilities consist of seven buildings located in the Columbus, Ohio area. These buildings, including attached office space, comprise approximately 6.4 million square feet.

As of February 2, 2013, we operate 2,619 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the U.S. A substantial portion of these lease commitments consists of store leases generally with an initial term of ten years. The leases expire at various dates between 2013 and 2026.

Typically, when space is leased for a retail store in a mall or shopping center, we supply all improvements, including interior walls, floors, ceilings, fixtures and decorations. The cost of improvements varies widely, depending on the design, size and location of the store. In certain cases, the landlord of the property may provide an allowance to fund all or a portion of the cost of improvements, serving as a lease incentive. Rental terms for new locations usually include a fixed minimum rent plus a percentage of sales in excess of a specified amount. We usually pay certain operating costs such as common area maintenance, utilities, insurance and taxes. For additional information, see Note 16 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

International

Canada

We own and lease office, distribution and shipping facilities in the Montreal, Quebec area. Additional leased office facilities are located in Toronto, Ontario.

Our distribution and shipping facilities consist of two buildings located in the Montreal, Quebec area. These buildings, including attached office space, comprise approximately 317,000 square feet. Additionally, we lease additional office facilities in the Montreal area comprised of approximately 64,000 square feet.

As of February 2, 2013, we operate 255 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the Canadian provinces. A substantial portion of these lease commitments consists of store leases generally with an initial term of ten years. The leases expire on various dates between 2013 and 2023.

United Kingdom

As of February 2, 2013, we operate two retail stores in London. We have two additional leases in London related to stores that will open in 2013. These lease commitments consist of store leases with an initial term of ten, fifteen, or thirty-three years that expire on various dates between 2021 and 2045.

Other International

As of February 2, 2013, we also have global representation through the following:

- 339 licensed La Senza stores in 32 countries;
- 38 franchised Bath & Body Works stores in 9 countries;
- 3 franchised Victoria's Secret stores in 2 Middle Eastern countries; and
- 108 independently owned Victoria's Secret Beauty and Accessories stores and various small-format locations in over 50 countries.

We also operate sourcing-related office facilities in various international locations.

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against our Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our financial position or results of operations.

In July 2009, a complaint was filed against our Company for patent infringement in the United States District Court for the Eastern District of Texas. The complaint sought monetary damages, costs, attorneys' fees, and injunctive relief. In November 2011, a jury found in favor of the plaintiff and awarded damages of $9 million for infringement from 2007 through 2011 and the trial court awarded future royalty payments through 2015. In January 2013, we appealed the judgment against us with the Court of Appeals for the Federal Circuit. Shortly before our appeal was filed, this Court of Appeals ruled in another proceeding involving a different company, that the patents in our case were invalid. As a result, our appeal has been stayed until the other proceeding has been decided. Based on the decision that the plaintiff's patents are invalid and on our other arguments, we believe the Court of Appeals should grant our appeal. We intend to vigorously defend against this action.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock ("LTD") is traded on the New York Stock Exchange. As of February 2, 2013, there were approximately 43,000 shareholders of record. However, including active associates who participate in our stock purchase plan, associates who own shares through our sponsored retirement plans and others holding shares in broker accounts under street names, we estimate the shareholder base to be approximately 146,000.

The following table provides our quarterly market prices and cash dividends per share for 2012 and 2011:

	Market Price		Cash Dividend per Share
	High	Low	
2012			
Fourth quarter	$52.50	$43.72	$3.25(a)
Third quarter	52.20	46.30	1.25(b)
Second quarter	51.84	40.32	0.25
First quarter	51.33	40.63	0.25(c)
2011			
Fourth quarter	$44.46	$37.57	$2.20(d)
Third quarter	45.45	31.43	0.20
Second quarter	42.75	35.08	1.20(e)
First quarter	41.48	28.64	0.20

(a) In December 2012, our Board of Directors declared a special dividend of $3 per share which was distributed on December 26, 2012 to shareholders of record at the close of business on December 20, 2012.
(b) In August 2012, our Board of Directors declared a special dividend of $1 per share which was distributed on September 7, 2012 to shareholders of record at the close of business on August 23, 2012.
(c) In February 2012, our Board of Directors declared an increase in our quarterly common stock dividend from $0.20 to $0.25 per share.
(d) In December 2011, our Board of Directors declared a special dividend of $2 per share which was distributed on December 23, 2011 to shareholders of record at the close of business on December 12, 2011.
(e) In May 2011, our Board of Directors declared a special dividend of $1 per share which was distributed on July 1, 2011 to shareholders of record at the close of business on June 17, 2011.

In February 2013, our Board of Directors declared an increase in our first quarter 2013 common stock dividend from $0.25 to $0.30 per share. The dividend was paid on March 8, 2013 to shareholders of record at the close of business on February 22, 2013 and included the $0.05 per share increase.

The following graph shows the changes, over the past five-year period, in the value of $100 invested in our common stock, the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's 500 Retail Composite Index. The plotted points represent the closing price on the last day of the fiscal year indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (a) (b) (c) (d)
AMONG LIMITED BRANDS, INC., THE S&P 500 INDEX AND THE S&P RETAIL COMPOSITE INDEX



Comparison of Cumulative Five Year Total Return
DOLLARS
400
300
200
100
0
2/02/08
1/31/09
1/30/10
1/29/11
1/28/12
2/02/13
Limited Brands, Inc.
S&P 500 Index
S&P 500 Retailing

(a) This table represents $100 invested in stock or in index at the closing price on February 2, 2008 including reinvestment of dividends.
(b) The February 2, 2013 cumulative total return includes the $1.00 and $3.00 special dividends in September 2012 and December 2012, respectively.
(c) The January 28, 2012 cumulative total return includes the $1.00 and $2.00 special dividends in May 2011 and December 2011, respectively.
(d) The January 29, 2011 cumulative total return includes the $1.00 and $3.00 special dividends in March 2010 and December 2010, respectively.

The following table provides our repurchases of our common stock during the fourth quarter of 2012:

Period	Total Number of Shares Purchased(a)	Average Price Paid per Share(b)	Total Number of Shares Purchased as Part of Publicly Announced Programs(c)	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be Purchased Under the Programs(c)
	(in thousands)		(in thousands)	
November 2012	140	$47.15	108	$247,560
December 2012	41	46.87	—	247,560
January 2013	212	45.25	192	238,894
Total	393	46.10	300	

(a) The total number of shares repurchased includes shares repurchased as part of publicly announced programs, with the remainder relating to shares repurchased in connection with tax payments due upon vesting of employee restricted stock awards and the use of our stock to pay the exercise price on employee stock options.
(b) The average price paid per share includes any broker commissions.
(c) For additional share repurchase program information, see Note 19 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

ITEM 6. SELECTED FINANCIAL DATA.

	Fiscal Year Ended				
	February 2, 2013 (a)	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
			(in millions)		
Summary of Operations					
Net Sales	$ 10,459	$ 10,364	$ 9,613	$ 8,632	$ 9,043
Gross Profit	4,386	4,057	3,631	3,028	3,006
Operating Income (b)	1,573	1,238	1,284	868	589
Net Income (c)	753	850	805	448	220
			(as a percentage of net sales)		
Gross Profit	41.9%	39.1%	37.8%	35.1%	33.2%
Operating Income	15.0%	11.9%	13.4%	10.1%	6.5%
Net Income	7.2%	8.2%	8.4%	5.2%	2.4%
Per Share Results					
Net Income Per Basic Share	$ 2.60	$ 2.80	$ 2.49	$ 1.39	$ 0.66
Net Income Per Diluted Share	$ 2.54	$ 2.70	$ 2.42	$ 1.37	$ 0.65
Dividends per Share	$ 5.00	$ 3.80	$ 4.60	$ 0.60	$ 0.60
Weighted Average Diluted Shares Outstanding (in millions)	297	314	333	327	337
Other Financial Information			(in millions)		
Cash and Cash Equivalents	$ 773	$ 935	$ 1,130	$ 1,804	$ 1,173
Total Assets	6,019	6,108	6,451	7,173	6,972
Working Capital	667	842	1,088	1,928	1,612
Net Cash Provided by Operating Activities	1,351	1,266	1,284	1,174	954
Capital Expenditures	588	426	274	202	479
Long-term Debt	4,477	3,481	2,507	2,723	2,897
Other Long-term Liabilities	818	780	761	731	732
Shareholders' Equity (Deficit)	(1,015)	137	1,476	2,183	1,874
Comparable Store Sales Increase (Decrease) (d)	6%	10%	9%	(4)%	(9)%
Return on Average Assets	12%	14%	12%	6%	3%
Current Ratio	1.4	1.6	1.7	2.5	2.3
Stores and Associates at End of Year					
Number of Stores (e)	2,876	2,941	2,968	2,971	3,014
Selling Square Feet (in thousands) (e)	10,849	10,934	10,974	10,934	10,898
Number of Associates	99,400	97,000	96,500	92,100	90,900

(a) The fiscal year ended February 2, 2013 ("2012") represents a fifty-three week fiscal year.

(b) Operating income includes the effect of the following items:

(i) In 2012, a $93 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $27 million impairment charge related to long-lived stores assets for our Henri Bendel business; and $14 million of expense associated with the store closure initiative at La Senza.

(ii) In 2011, a $232 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $111 million gain related to the divestiture of 51% of our third-party apparel sourcing business; $163 million of expense related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation; and $24 million of restructuring expenses at La Senza.

(iii) In 2009, a $9 million pre-tax gain, $14 million net of related tax benefits, associated with the reversal of an accrued contractual liability as a result of the divestiture of a joint venture.
(iv) In 2008, a $215 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $128 million gain related to the divestiture of a personal care joint venture; $23 million of expense related to restructuring activities; and a $19 million impairment charge related to a joint venture.

For additional information on 2012 and 2011 items, see the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c) In addition to the items previously discussed in (b), net income includes the effect of the following items:

(i) In 2012, a $13 million gain related to $13 million in cash distributions from certain of our investments in Easton, a 1,300 acre planned community in Columbus, Ohio that integrates office, hotel, retail, residential and recreational space.
(ii) In 2011, a $147 million gain related to the charitable contribution of our remaining shares of Express, Inc. to the Limited Brands Foundation; an $86 million gain related to the sale of Express, Inc. common stock; and $56 million of favorable income tax benefits related to certain discrete tax matters.
(iii) In 2010, a $52 million gain related to the initial public offering of Express including the sale of a portion of our shares; a $49 million pre-tax gain related to a $57 million cash distribution from Express; a $45 million pre-tax gain related to the sale of Express stock; a $25 million pre-tax loss associated with the early retirement of portions of our 2012 and 2014 notes; a $20 million pre-tax gain associated with the sale of our remaining 25% ownership interest in Limited Stores; and a $7 million pre-tax gain related to a dividend payment from Express.
(iv) In 2009, $23 million of favorable income tax benefits in the fourth quarter primarily related to the reorganization of certain foreign subsidiaries and $9 million of favorable income tax benefits in the third quarter primarily due to the resolution of certain tax matters.
(v) In 2008, $15 million of favorable tax benefits in the fourth quarter primarily related to certain discrete foreign and state income tax items and a $13 million pre-tax gain related to a cash distribution from Express.

For additional information on 2012, 2011 and 2010 items, see the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

The effect of the items described in (b) and (c) above increased (decreased) earnings per share by $(0.38) in 2012, $0.10 in 2011, $0.36 in 2010, $0.14 in 2009 and $(0.40) in 2008.

(d) The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(e) Number of stores and selling square feet excludes independently owned La Senza, Bath & Body Works and Victoria's Secret stores operated by licensees and franchisees.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by changes in the U.S. and Canadian economies and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators such as the University of Michigan Consumer Sentiment Index (which measures consumers' views on the future course of the U.S. economy), the National Retail Traffic Index (which measures traffic levels in malls nationwide) and National Retail Sales (which reflects sales volumes of 5,000 businesses as measured by the U.S. Census Bureau). These indices provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including comparable store sales, gross profit, operating income and other performance metrics such as sales per average selling square foot and inventory per selling square foot in assessing our performance.

Executive Overview

Strategy

Our strategy supports our mission to build a family of the world's best fashion retail brands offering captivating customer experiences that drive long-term loyalty.

To execute our strategy, we are focused on these key strategic imperatives:

- Grow and maximize profitability of our core brands in current channels and geographies;
- Extend our core brands into new channels and geographies;
- Build enabling infrastructure and capabilities;
- Become the top destination for talent; and
- Return value to our shareholders.

We have a multi-year goal to substantially increase operating margins for our brands through increased sales productivity, merchandise margin expansion and expense control. With regard to merchandise margin expansion, we actively manage our inventory to minimize the level of promotional activity and we will continue to work with our merchandise vendors on innovation, quality, speed and cost. Finally, we have and will continue to optimize our marketing expense by concentrating our expenditures on efficient and return-generating programs. In 2012, we made significant progress towards improving our operating income rate.

The following is a discussion of certain of our key strategic imperatives:

Grow and maximize profitability of our core brands in current channels and geographies

Our overriding focus is on the substantial growth opportunity in North America.

The core of Victoria's Secret is bras and panties. We see clear opportunities for substantial growth in these categories by focusing on product newness and innovation and expanding into under-penetrated market and price segments. In 2013, we plan to increase our square footage at Victoria's Secret by about 3.5% through expansions of existing stores and the opening of approximately 50 new stores. In our direct channel, we have the infrastructure in place to support growth well into the future. We believe our direct channel is an important form of brand advertising given the ubiquitous nature of the internet and our large customer file.

The core of Bath & Body Works is its home fragrance and personal care product lines including shower gels, lotions, soaps and sanitizers which together make up the majority of sales and profits for the business. Additionally, *www.BathandBodyWorks.com* continues to exhibit significant year-over-year growth.

Extend our core brands into new channels and geographies

We began our international expansion with the acquisition of La Senza at the beginning of 2007. Since 2008, we have opened 71 Bath & Body Works stores, 16 Victoria's Secret full assortment stores and 10 Victoria's Secret Pink stores in Canada. Based on the success we have experienced in Canada, we plan to open an additional 8 Bath & Body Works stores and 8 Victoria's Secret stores in Canada in 2013.

We continue to expand our presence outside of North America. In 2012, we accomplished the following:

- Victoria's Secret Beauty and Accessories Stores—Our partners opened 51 net Victoria's Secret Beauty and Accessories stores bringing the total to 108. These stores are principally located in airports and tourist destinations. These stores are focused on Victoria's Secret branded beauty and accessory products and are operated by partners under a franchise or wholesale model. Our partners plan to open an additional 70 to 100 Victoria's Secret Beauty and Accessories stores in 2013.
- Bath & Body Works Franchise Stores—Our partner opened 20 Bath & Body Works stores in the Middle East and Eastern Europe in 2012 bringing the total to 38. Our partner plans to open approximately 20 additional stores in 2013.
- Victoria's Secret Full Assortment Stores—We opened two company-owned Victoria's Secret full assortment stores in London in 2012 including our flagship store on New Bond Street as well as a mall-based store. We plan to open three additional Victoria's Secret full assortment stores in the U.K. in 2013. Additionally, a partner opened three Victoria's Secret full assortment stores in the Middle East and plans to open two to four more in 2013.
- La Senza Franchise Stores—We ended 2012 with over 330 La Senza franchise stores around the world and our partners plan to expand by an additional 10 to 20 stores in 2013.

Build enabling infrastructure and capabilities

Over the past five years, we have opened a new Direct to Consumer distribution center, launched new merchandise planning systems, new supply chain management systems, new financial and other support systems and a new point-of-sale system in our stores. We are using these capabilities to be able to productively and quickly react to current market conditions, improve inventory accuracy, turnover and in-stock levels and deliver more targeted assortments at the store level. In 2013, we plan to continue to roll out new point-of-sale systems to our stores, continue to build new cross-channel functionality at Victoria's Secret and invest in international support systems.

Return value to our shareholders

We believe in returning value to our shareholders through a combination of dividends and share repurchase programs. During 2012, we paid $1.449 billion in regular and special dividends and repurchased $625 million of our common stock. We use cash flow generated from operating activities, as well as cash flow generated from financing activities, to fund our dividends and share repurchase programs.

2012 Overview

We utilize the retail calendar for reporting. As such, the results for fiscal years 2012, 2011 and 2010 represent the 53-week period ended February 2, 2013 and the 52-week periods ended January 28, 2012 and January 29, 2011, respectively. The 2012 fourth quarter consists of a fourteen week period versus a thirteen week period in 2011. The extra week accounted for approximately $125 million, or 3%, in incremental sales in the fourth quarter.

Our net sales increased $95 million to $10.459 billion driven by a comparable store sales increase of 6%, partially offset by the impact of the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011. Our operating income increased $335 million to $1.573 billion and our operating income rate improved significantly from 11.9% to 15.0%. Our operating income for 2012 and 2011 included $134 million and $308 million, respectively, of special items. For additional information on the special items, see the "Adjusted Financial Information" table below. Excluding these special items, our adjusted operating income increased $161 million to $1.707 billion and our adjusted operating income rate increased to 16.3% from 14.9% in 2012. Our adjusted operating income increase was primarily driven by the strength of our assortments and store selling efforts, coupled with continued disciplined inventory and expense management.

For additional information related to our 2012 financial performance, see "Results of Operations—2012 Compared to 2011."

During 2012, we focused on the execution of retail fundamentals and initiatives to enable future growth including:

- Inventory levels— We continue to grow inventories slower than sales year over year while maintaining our high in-stock position. Compared to 2011, our inventory per selling square foot ended 2012 up 4% while our 2012 comparable store sales increased 6%.
- Capital expenditures—Our capital expenditures of $588 million included $425 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.
- Cash and liquidity—We generated cash flow from operations of $1.351 billion in 2012 and ended the year with $773 million in cash.

We also accomplished the following in terms of the execution of our business strategy in 2012:

- Significantly improved adjusted operating income and adjusted operating income rate driven primarily by the increase in net sales and related expense leverage;
- Increased sales by 7% and operating income by 10% at Victoria's Secret;
- Increased sales by 9% and operating income by 18% at Bath & Body Works;
- Returned approximately $2.1 billion to our shareholders through share repurchases, special dividends and our ongoing regular dividends. In February 2013, our Board of Directors approved an increase in our 2013 common stock dividend from $1.00 to $1.20 per share;
- Opened two company-owned Victoria's Secret stores in the United Kingdom;
- Continued expansion of company-owned Bath & Body Works and Victoria's Secret stores in Canada;
- Expansion of Bath & Body Works and Victoria's Secret stores in the Middle East and Eastern Europe with franchise partners;
- Continued expansion of Victoria's Secret Beauty and Accessories stores with partners throughout the world; and
- Continued repositioning of the La Senza brand. During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet and relocate its home office from Montreal, Canada to Columbus, Ohio. In the second quarter of 2012, we initiated a second restructuring program designed to further resize the La Senza store fleet. We recognized a pre-tax charge consisting of contract termination costs, severance and other costs of $14 million in 2012.

Adjusted Financial Information

In addition to our results provided in accordance with GAAP above and throughout this Form 10-K, we have provided non-GAAP measurements which present operating income, net income and earnings per share in 2012, 2011 and 2010 on an adjusted basis which removes certain special items. We believe that these special items are not indicative of our ongoing operations due to their size and nature. We use adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. These non-GAAP measurements are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definition of adjusted financial information may differ from similarly titled measures used by other companies. The table below reconciles the GAAP financial measures to the non-GAAP financial measures. For additional information regarding the special items, see the footnotes to the table in Item 6. Selected Financial Data.

	2012	2011	2010
Detail of Special Items included in Operating Income—Income (Expense)			
La Senza Goodwill and Intangible Asset Impairment Charges	$ (93)	$ (232)	$ —
Henri Bendel Long-lived Store Asset Impairment Charges	(27)	—	—
La Senza Restructuring Charges	(14)	(24)	—
Expense related to Contribution of Express Common Stock to The Limited Brands Foundation	—	(163)	—
Gain on Divestiture of Third-party Apparel Sourcing Business	—	111	—
Total Special Items included in Operating Income	$ (134)	$ (308)	$ —
Detail of Special Items included in Other Income—Income (Expense)			
Gain on Distributions from Easton Investments	$ 13	$ —	$ —
Gain on Sale of Express Common Stock	—	86	45
Gain on Contribution of Express Common Stock to The Limited Brands Foundation	—	147	—
Gain on Express Initial Public Offering	—	—	52
Gain on Distributions from Express	—	—	49
Gain on Sale of Limited Stores Ownership Interest	—	—	20
Loss on Extinguishment of Debt	—	—	(25)
Gain on Express Dividend	—	—	7
Total Special Items included in Other Income	$ 13	$ 233	$ 148
Detail of Special Items included in Provision for Income Taxes—Benefit (Provision)			
Tax effect of Special Items included in Operating Income	$ 12	$ 83	$ —
Tax effect of Special Items included in Other Income	(5)	(31)	(27)
Tax benefit related to favorable resolution of certain discrete income tax matters	—	56	—
Total Special Items included in Provision for Income Taxes	$ 7	$ 108	$ (27)
Reconciliation of Reported Operating Income to Adjusted Operating Income			
Reported Operating Income	$1,573	$1,238	$1,284
Special Items included in Operating Income	134	308	—
Adjusted Operating Income	$1,707	$1,546	$1,284
Reconciliation of Reported Net Income to Adjusted Net Income			
Reported Net Income	$ 753	$ 850	$ 805
Special Items included in Net Income	114	(33)	(121)
Adjusted Net Income	$ 867	$ 817	$ 684
Reconciliation of Reported Earnings Per Share to Adjusted Earnings Per Share			
Reported Earnings Per Share	$ 2.54	$ 2.70	$ 2.42
Special Items included in Earnings Per Share	0.38	(0.10)	(0.36)
Adjusted Earnings Per Share	$ 2.92	$ 2.60	$ 2.06

2013 Outlook

The global retail sector and our business continue to face an uncertain environment and, as a result, we continue to take a conservative stance with respect to the financial management of our business. We will continue to manage our business carefully and we will focus on the execution of the retail fundamentals.

At the same time, we are aggressively focusing on bringing compelling merchandise assortments and marketing, store and online experiences to our customers. We will look for, and capitalize on, those opportunities available to us in this uncertain environment. We believe that our brands, which lead their categories and offer high emotional content to customers at accessible prices, are well positioned heading into 2013.

Company-Owned Store Data

The following table compares 2012 company-owned store data to the comparable periods for 2011 and 2010:

				% Change	
	2012	2011	2010	2012	2011
Sales per Average Selling Square Foot					
Victoria's Secret Stores (a)	$ 817	$ 754	$ 663	8%	14%
Bath & Body Works (a)	718	658	620	9%	6%
La Senza (b)	438	409	397	7%	3%
Sales per Average Store (in thousands)					
Victoria's Secret Stores (a)	$4,892	$4,463	$3,886	10%	15%
Bath & Body Works (a)	1,701	1,561	1,468	9%	6%
La Senza (b)	1,435	1,362	1,333	5%	2%
Average Store Size (selling square feet)					
Victoria's Secret Stores (a)	6,038	5,941	5,892	2%	1%
Bath & Body Works (a)	2,365	2,374	2,369	—	—
La Senza	3,219	3,312	3,343	(3)%	(1)%
Total Selling Square Feet (in thousands)					
Victoria's Secret Stores (a)	6,153	6,042	6,057	2%	—
Bath & Body Works (a)	3,716	3,768	3,805	(1)%	(1)%
La Senza (c)	509	762	843	(33)%	(10)%

(a) Metric relates to company-owned stores in the U.S.

(b) Metric relates to company-owned stores in Canada. Metric is presented in Canadian dollars to eliminate the impact of foreign currency fluctuations.

(c) During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet. Under this program, we closed 38 underperforming stores. Of these stores, 12 were closed as of January 28, 2012. The remainder were closed during the first quarter of 2012. During the second quarter of 2012, we initiated a second restructuring program to close an additional 41 underperforming stores. Of these stores, 40 were closed as of February 2, 2013. The remaining store closed in February 2013. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following table compares 2012 company-owned store data to the comparable periods for 2011 and 2010:

Number of Stores (a)	2012	2011	2010
Victoria's Secret U.S.			
Beginning of Period	1,017	1,028	1,040
Opened	22	8	6
Closed	(20)	(19)	(18)
End of Period	1,019	1,017	1,028
Bath & Body Works U.S.			
Beginning of Period	1,587	1,606	1,627
Opened	4	6	2
Closed	(20)	(25)	(23)
End of Period	1,571	1,587	1,606
La Senza			
Beginning of Period	230	252	258
Opened	—	—	—
Closed (b)	(72)	(22)	(6)
End of Period	158	230	252
Bath & Body Works Canada			
Beginning of Period	69	59	31
Opened	3	10	28
Closed	(1)	—	—
End of Period	71	69	59
Victoria's Secret Canada			
Beginning of Period	19	12	4
Opened	7	8	8
Closed	—	(1)	—
End of Period	26	19	12
Henri Bendel			
Beginning of Period	19	11	11
Opened	10	8	—
Closed	—	—	—
End of Period	29	19	11
Victoria's Secret U.K.			
Beginning of Period	—	—	—
Opened	2	—	—
Closed	—	—	—
End of Period	2	—	—
Total			
Beginning of Period	2,941	2,968	2,971
Opened	48	40	44
Closed	(113)	(67)	(47)
End of Period	2,876	2,941	2,968

(a) Number of stores excludes independently owned La Senza, Bath & Body Works and Victoria's Secret stores operated by licensees and franchisees.

(b) During the fourth quarter of 2011, we initiated a restructuring program designed to resize a portion of La Senza's store fleet. Under this program, we closed 38 underperforming stores. Of these stores, 12 were closed as of January 28, 2012. The remainder were closed during the first quarter of 2012. During the second quarter of 2012, we initiated a second restructuring program to close an additional 41 underperforming stores. Of these stores, 40 were closed as of February 2, 2013. The remaining store closed in February 2013. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Results of Operations—2012 Compared to 2011

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for 2012 in comparison to 2011:

	2012	2011	Operating Income Rate 2012	Operating Income Rate 2011
	(in millions)			
Victoria's Secret	$1,188	$1,081	18.1%	17.7%
Bath & Body Works	604	513	20.8%	19.2%
Other (a) (b) (c) (d) (e) (f)	(219)	(356)	(22.3)%	(22.7)%
Total	$1,573	$1,238	15.0%	11.9%

(a) Includes our international operations, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(b) 2012 and 2011 include $93 million and $232 million, respectively, impairments of goodwill, trade name and other intangible assets at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(c) 2012 includes a $27 million impairment of long-lived store assets at Henri Bendel. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(d) 2012 and 2011 include $14 million and $24 million, respectively, of expense associated with restructuring activities at La Senza. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(e) 2011 includes $163 million of expense associated with the charitable contribution of shares of Express, Inc. to The Limited Brands Foundation. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(f) 2011 includes an $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For 2012, operating income increased $335 million to $1.573 billion and the operating income rate increased to 15.0% from 11.9%. Our 2012 and 2011 operating income includes the impact of $134 million and $308 million, respectively, in special items. For additional information, see "Adjusted Financial Information". Excluding these special items, our adjusted operating income increased $161 million to $1.707 billion and the operating income rate increased to 16.3% from 14.9%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for 2012 in comparison to 2011:

	2012 (b)	2011	% Change
	(in millions)		
Victoria's Secret Stores	$ 4,981	$ 4,564	9%
Victoria's Secret Direct	1,593	1,557	2%
Total Victoria's Secret	6,574	6,121	7%
Bath & Body Works Stores	2,686	2,491	8%
Bath & Body Works Direct	216	183	18%
Total Bath & Body Works	2,902	2,674	9%
Other (a)	983	1,569	(37%)
Total Net Sales	$10,459	$10,364	1%

(a) Includes our international operations, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. 2011 sales included $702 million attributable to the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(b) We utilize the retail calendar for reporting. As such, the results for fiscal year 2012 represent the 53-week period ended February 2, 2013 and the results for 2011 represent the 52-week period ended January 28, 2012. The extra week accounted for approximately $125 million in incremental net sales in 2012.

The following table provide a reconciliation of net sales for 2011 to 2012:

	Victoria's Secret	Bath & Body Works	Other	Total
	(in millions)			
2011 Net Sales	$6,121	$2,674	$1,569	$10,364
Comparable Store Sales	288	162	(7)	443
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	129	33	68	230
Foreign Currency Translation	—	—	(2)	(2)
Direct Channels	36	33	—	69
Mast Global Third-party Sales and Other	—	—	57	57
Divestiture of Third-party Apparel Sourcing Business	—	—	(702)	(702)
2012 Net Sales	$6,574	$2,902	$ 983	$10,459

The following table compares 2012 comparable store sales to 2011:

	2012	2011
Victoria's Secret (a)	7%	14%
Bath & Body Works (a)	7%	6%
Total Comparable Store Sales (a) (b)	6%	10%

(a) The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(b) Includes Victoria's Secret, Bath & Body Works, La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For 2012, our net sales increased $95 million to $10.459 billion and comparable store sales increased 6%. The results by segment are as follows:

Victoria's Secret

For 2012, net sales increased $453 million to $6.574 billion and comparable store sales increased 7%. The net sales result was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories including Pink, core lingerie, swimwear and beauty, driven by a compelling merchandise assortment that incorporated newness, innovation and fashion, as well as in-store execution.

- At Victoria's Secret Direct, net sales increased 2% related to increases in Pink, core lingerie, swimwear, sleepwear and beauty, which were partially offset by a decrease in apparel.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales. Gross demand at Victoria's Secret Direct increased driven primarily by an increase in average order size.

Bath & Body Works

For 2012, net sales increased $228 million to $2.902 billion and comparable store sales increased 7%. The net sales result was primarily driven by:

- At Bath & Body Works Stores, net sales increased across most categories including Signature Collection, home fragrance and soaps and sanitizers which all incorporated newness and innovation.
- At Bath & Body Works Direct, net sales increased with increases across all categories including Signature Collection, home fragrance and soaps and sanitizers.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales. Gross demand at Bath & Body Works Direct increased driven by increases in both orders and average order size.

Other

For 2012, net sales decreased $586 million to $983 million primarily related to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011 and a decrease in sales at La Senza due to store closures. This decrease was partially offset by higher revenue from our international wholesale and franchise business, including sales of merchandise to our international partners from Mast Global, new Victoria's Secret stores in Canada and the United Kingdom and new Bath & Body Works stores in Canada.

Gross Profit

For 2012, our gross profit increased $329 million to $4.386 billion and our gross profit rate (expressed as a percentage of net sales) increased to 41.9% from 39.1% primarily as a result of:

Victoria's Secret

For 2012, the gross profit increase was primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin was partially offset by an increase in buying and occupancy expenses primarily driven by higher occupancy costs related to the increase in net sales and store related activity.
- At Victoria's Secret Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales.

The gross profit rate was roughly flat driven by a decrease in the buying and occupancy expense rate due to leverage associated with higher net sales partially offset by a decrease in the merchandise margin rate due to increased promotional activity at Victoria's Secret Stores.

Bath & Body Works

For 2012, the gross profit increase was primarily driven by:

- At Bath & Body Works Stores, gross profit increased due to higher merchandise margin dollars related to the increase in net sales. The increase in merchandise margin dollars was partially offset by an increase in buying and occupancy expenses primarily driven by higher occupancy costs related to the increase in net sales and store related activity.

- At Bath & Body Works Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses due to higher fulfillment costs associated with the increase in net sales.

The gross profit rate increase was driven primarily by a decrease in the buying and occupancy expense rate due to leverage associated with higher sales.

Other

For 2012, the gross profit increase was primarily driven by higher merchandise margin dollars related to the increase in net sales in our international businesses and increases in net sales to our internal brands from Mast Global. The gross profit increase was partially offset by the divestiture of our third-party apparel sourcing business and a $27 million long-lived store asset impairment charge at Henri Bendel driven by continued negative operating results. The gross profit rate increased significantly due to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011 which removed lower margin sales, which was partially offset by an increase in the buying and occupancy rate due to the long-lived store asset impairment charge mentioned above.

General, Administrative and Store Operating Expenses

For 2012, our general, administrative and store operating expenses increased $22 million to $2.720 billion primarily driven by an increase in store selling expenses associated with higher sales volumes and increased international expansion. This increase was partially offset by $163 million of expense associated with the charitable contribution to The Limited Brands Foundation in 2011 and $7 million in restructuring charges related to our La Senza business that occurred in the fourth quarter of 2011. The general, administrative and store operating expense rate was flat at 26.0% due to the factors mentioned above.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2012, we recognized charges totaling $93 million related to the impairment of goodwill, trade name and other intangible assets at La Senza. In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, trade name and a lease-related intangible asset at La Senza. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2012 and 2011 Consolidated Statements of Income, respectively. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statements of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2012 and 2011:

	2012	2011
Average daily borrowings (in millions)	$4,495	$3,364
Average borrowing rate (in percentages)	7.1%	7.3%

For 2012, our interest expense increased $70 million to $316 million driven by an increase in average borrowings related to the February 2012 $1 billion note issuance, partially offset by a decrease in the average borrowing rate.

Other Income

For 2012, our other income decreased $211 million to $24 million primarily due to a $147 million gain related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation completed in July 2011 and an $86 million gain related to the sale of a portion of our shares of Express, Inc. completed in April 2011. This decrease was partially offset by the $13 million gain related to $13 million in cash distributions from certain of our investments in Easton in November 2012 and equity method income from our investment in the third-party apparel sourcing business.

Provision for Income Taxes

For 2012, our effective tax rate increased to 41.2% from 30.7%. The 2012 rate was higher than our combined estimated federal and state statutory rate of 39.0% primarily due to the impairment of La Senza's goodwill and other intangible assets for which no tax benefit was recognized. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with our charitable contribution of Express shares to The Limited Brands Foundation as well as the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business.

Results of Operations—Fourth Quarter of 2012 Compared to Fourth Quarter of 2011

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for the fourth quarter of 2012 in comparison to the fourth quarter of 2011:

	Fourth Quarter		Operating Income Rate	
	2012	2011	2012	2011
	(in millions)			
Victoria's Secret	$ 496	$ 447	22.1%	21.4%
Bath & Body Works	398	348	31.8%	30.9%
Other (a) (b) (c) (d) (e)	(106)	(154)	(29.5)%	(51.8)%
Total	$ 788	$ 641	20.4%	18.2%

(a) Includes our international operations, Mast Global, Henri Bendel and Corporate.

(b) 2012 and 2011 include a $93 million and $232 million, respectively, impairment of goodwill, trade name and other intangible assets at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(c) 2012 includes a $27 million impairment of long-lived store assets at Henri Bendel. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(d) 2011 includes a $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(e) 2011 includes $24 million of expense associated with the restructuring of our La Senza business. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For the fourth quarter of 2012, operating income increased $147 million to $788 million and the operating income rate increased to 20.4% from 18.2%. The drivers of the operating income results are discussed in the following sections.


Form 10-K

Net Sales

The following table provides net sales for the fourth quarter of 2012 in comparison to the fourth quarter of 2011:

Fourth Quarter	2012 (b)	2011	% Change
	(in millions)		
Victoria's Secret Stores	$1,714	$1,572	9%
Victoria's Secret Direct	533	518	3%
Total Victoria's Secret	2,247	2,090	8%
Bath & Body Works Stores	1,157	1,050	10%
Bath & Body Works Direct	93	77	21%
Total Bath & Body Works	1,250	1,127	11%
Other (a)	359	298	20%
Total Net Sales	$3,856	$3,515	10%

(a) Includes our international operations, Mast Global, Henri Bendel and Corporate.

(b) We utilize the retail calendar for reporting. As such, the results for the fourth quarter of 2012 represent the 14-week period ended February 2, 2013 and the results for the fourth quarter of 2011 represent the 13-week period ended January 28, 2012. The extra week accounted for approximately $125 million in incremental sales in the fourth quarter of 2012.

The following table provides a reconciliation of net sales for the fourth quarter of 2011 to the fourth quarter of 2012:

Fourth Quarter	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
2011 Net Sales	$2,090	$1,127	$298	$3,515
Comparable Store Sales	50	78	2	130
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	92	29	29	150
Foreign Currency Translation	—	—	6	6
Direct Channels	15	16	—	31
Mast Global Third-party Sales and Other	—	—	24	24
2012 Net Sales	$2,247	$1,250	$359	$3,856

The following table compares fourth quarter of 2012 comparable store sales to fourth quarter of 2011:

Fourth Quarter	2012	2011
Victoria's Secret Stores (a)	3%	12%
Bath & Body Works (a)	7%	3%
Total Comparable Store Sales (a) (b)	5%	7%

(a) The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(b) Includes Victoria's Secret, Bath & Body Works, La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For the fourth quarter of 2012, our net sales increased $341 million to $3.856 billion and comparable store sales increased 5%. The results by segment are as follows:

Victoria's Secret

For the fourth quarter of 2012, net sales increased $157 million to $2.247 billion and comparable store sales increased 3%. The increase in net sales was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories including Pink, core lingerie and sport driven by a compelling merchandise assortment that incorporated newness, innovation and fashion, as well as in-store execution.
- At Victoria's Secret Direct, net sales increased 3% related to increases in Pink, sport and core lingerie, partially offset by a decrease in apparel.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales. Gross demand at Victoria's Secret Direct increased driven primarily by an increase in average order size.

Bath & Body Works

For the fourth quarter of 2012, net sales increased $123 million to $1.250 billion and comparable store sales increased 7%.

- At Bath & Body Works Stores, net sales increased across most categories including Signature Collection, home fragrance and soaps and sanitizers which all incorporated newness and innovation.
- At Bath & Body Works Direct, net sales increased with increases across all categories including Signature Collection, home fragrance and soaps and sanitizers.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales. Gross demand at Bath & Body Works Direct increased driven by increases in both orders and average order size.

Other

For the fourth quarter of 2012, net sales increased $61 million to $359 million primarily related to higher revenue from our international wholesale and franchise business, including sales of merchandise to our international partners from Mast Global, new Victoria's Secret stores in Canada and the United Kingdom and new Bath & Body Works stores in Canada. This increase was partially offset by a decrease in sales at La Senza due to store closures.

Gross Profit

For the fourth quarter of 2012, our gross profit increased $189 million to $1.717 billion and our gross profit rate (expressed as a percentage of net sales) increased to 44.5% from 43.5% primarily as a result of:

Victoria's Secret

For the fourth quarter of 2012, gross profit increased primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses due to an increase in occupancy expense driven by higher net sales and store related activity.
- At Victoria's Secret Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales.

The gross profit rate increase was driven primarily by a significant increase in the merchandise margin rate at Victoria's Secret Direct due to decreased promotional activity and leverage on buying and occupancy expenses from the increase in net sales. The gross profit rate increase at Victoria's Secret Direct was partially offset by a gross profit rate decrease at Victoria's Secret Stores primarily due to a decrease in the merchandise margin rate driven by increased promotional activity.

Bath & Body Works

For the fourth quarter of 2012, the gross profit increased primarily driven by:

- At Bath & Body Works Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses driven by higher net sales and store related activity.
- At Bath & Body Works Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses due to higher fulfillment costs associated with the increase in net sales.

The gross profit rate increase was driven primarily by an increase in the merchandise margin rate related to decreased promotional activity.

Other

For the fourth quarter of 2012, the gross profit increase was primarily driven by higher merchandise margin dollars related to net sales increases in our international businesses, higher merchandise margin dollars at Mast Global related to net sales increases to our internal brands and the $17 million in restructuring charges at La Senza that occurred in the fourth quarter of 2011. The gross profit increase was partially offset by the $27 million long-lived store asset impairment charge related to Henri Bendel. The gross profit rate increased significantly due to the factors mentioned above.

General, Administrative and Store Operating Expenses

For the fourth quarter of 2012, our general, administrative and store operating expenses increased $71 million to $836 million primarily driven by an increase in store selling expenses driven by higher sales volumes and increased international expansion. This increase was partially offset by the $7 million in restructuring charges related to our La Senza business that occurred in the fourth quarter of 2011.

The general, administrative and store operating expense rate decreased slightly to 21.7% from 21.8% due to the factors cited above.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2012, we recognized charges totaling $93 million related to the impairment of goodwill, the trade name and other intangible assets at La Senza. In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, the trade name and a lease-related intangible asset at La Senza. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2012 and 2011 Consolidated Statements of Income, respectively. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Gain on Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the

Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expense

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for the fourth quarter of 2012 and 2011:

Fourth Quarter	2012	2011
Average daily borrowings (in millions)	$4,484	$3,520
Average borrowing rate (in percentages)	7.0%	7.2%

For the fourth quarter of 2012, our interest expense increased $19 million to $82 million primarily driven by an increase in average borrowings related to the February 2012 $1 billion note issuance, partially offset by a decrease in the average borrowing rate.

Other Income

For the fourth quarter of 2012, our other income increased $3 million to $5 million. The increase was primarily driven by equity method income from our investment in the third-party apparel sourcing business.

Provision for Income Taxes

For the fourth quarter of 2012, our effective tax rate increased to 42.1% from 38.0%. The 2012 rate was higher than our combined estimated federal and state statutory rate of 39.0% primarily due to the impairment of La Senza's goodwill and other intangible assets for which no tax benefit was recognized. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business.

Results of Operations—2011 Compared to 2010

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for 2011 in comparison to 2010:

	2011	2010	Operating Income Rate 2011	Operating Income Rate 2010
	(in millions)			
Victoria's Secret	$1,081	$ 889	17.7%	16.1%
Bath & Body Works	513	464	19.2%	18.4%
Other (a) (b) (c) (d) (e)	(356)	(69)	(22.7)%	(4.3)%
Total	$1,238	$1,284	11.9%	13.4%

(a) Includes our international operations including La Senza, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

(b) 2011 includes a $232 million impairment of goodwill, trade name and a lease-related intangible asset at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Form 10-K

(c) 2011 includes $163 million of expense associated with the charitable contribution of shares of Express, Inc. to The Limited Brands Foundation. For additional information, see Note 9 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.
(d) 2011 includes an $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.
(e) 2011 includes $24 million of expense associated with the restructuring at La Senza. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For 2011, operating income decreased $46 million to $1.238 billion and the operating income rate decreased to 11.9% from 13.4%. Our 2011 operating income includes the impact of $308 million in special items. For additional information, see "Adjusted Financial Information". Excluding these special items, our adjusted operating income increased $262 million to $1.546 billion and the operating income rate increased to 14.9% from 13.4%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for 2011 in comparison to 2010:

	2011	2010	% Change
	(in millions)		
Victoria's Secret Stores	$4,564	$4,018	14%
Victoria's Secret Direct	1,557	1,502	4%
Total Victoria's Secret	6,121	5,520	11%
Bath & Body Works	2,674	2,515	6%
Other (a)	1,569	1,578	(1%)
Total Net Sales	$10,364	$9,613	8%

(a) Includes our international operations including La Senza, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. Fourth quarter 2010 sales for the third-party apparel sourcing business were $235 million. For additional information, See Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following tables provide a reconciliation of net sales for 2010 to 2011:

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
2010 Net Sales	$5,520	$2,515	$1,578	$ 9,613
Comparable Store Sales	521	132	(18)	635
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	25	(14)	126	137
Foreign Currency Translation	—	—	20	20
Direct Channels	55	41	—	96
Mast Global Third-party Sales and Other	—	—	(137)	(137)
2011 Net Sales	$6,121	$2,674	$1,569	$10,364

The following table compares 2011 comparable store sales to 2010:

	2011	2010
Victoria's Secret (a)	14%	14%
Bath & Body Works (a)	6%	5%
Total Comparable Store Sales (a) (b)	10%	9%

(a) The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(b) Includes Victoria's Secret, Bath & Body Works, La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For 2011, our net sales increased $751 million to $10.364 billion and comparable store sales increased 10%. The increase in our net sales was primarily a result of:

Victoria's Secret

For 2011, net sales increased $601 million to $6.121 billion and comparable store sales increased 14%. The net sales result was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories including Pink, core lingerie, beauty and loungewear driven by a compelling merchandise assortment that incorporated newness, innovation and fashion, as well as in-store execution.
- At Victoria's Secret Direct, net sales increased 4% with increases across most categories including Pink, swimwear, core lingerie and apparel driven by a compelling merchandise assortment.

The increase in comparable store sales was driven by an increase in total transactions and higher average dollar sales.

Bath & Body Works

For 2011, net sales increased $159 million to $2.674 billion and comparable store sales increased 6%. From a merchandise category perspective, net sales were driven by growth in the Signature Collection, home fragrance and soaps and sanitizers categories partially offset by a decrease in our giftset business. The increase in comparable store sales was driven by an increase in total transactions and a slight increase in average dollar sales.

Other

For 2011, net sales decreased $9 million to $1.569 billion primarily related to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011. This decrease was partially offset by new Victoria's Secret and Bath & Body Works stores in Canada, revenue from our international wholesale and franchise business and favorable currency fluctuations related to our Canadian businesses.

Gross Profit

For 2011, our gross profit increased $426 million to $4.057 billion and our gross profit rate (expressed as a percentage of net sales) increased to 39.1% from 37.8% primarily as a result of:

Victoria's Secret

For 2011, the gross profit increase was primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin was partially offset by an increase in buying and occupancy expenses primarily driven by higher net sales and store related activity.

- At Victoria's Secret Direct, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. In addition, buying and occupancy expenses decreased primarily due to lower catalogue and fulfillment costs.

The gross profit rate increase was driven primarily by leverage on buying and occupancy expenses from the increase in net sales partially offset by a decrease in the merchandise margin rate due to increased product costs and promotional activity.

Bath & Body Works

For 2011, the gross profit increase was driven by higher merchandise margin dollars related to the increase in net sales. The increase in merchandise margin dollars was partially offset by an increase in buying and occupancy expenses driven by higher occupancy costs related to the increase in net sales and store related activity. The gross profit rate was flat driven by a decrease in the merchandise margin rate offset by leverage on buying and occupancy expense.

Other

For 2011, the gross profit increase was primarily driven by net sales increases in our Canadian Victoria's Secret and Bath & Body Works stores, increases in Mast Global sales as well as revenue increases from our international wholesale and franchise business. These increases were partially offset by decline in gross profit at La Senza driven by promotional activities and restructuring charges. The gross profit rate increased due to the divestiture of our third-party apparel sourcing business.

General, Administrative and Store Operating Expenses

For 2011, our general, administrative and store operating expenses increased $357 million to $2.698 billion primarily driven by $163 million of expense associated with the charitable contribution to The Limited Brands Foundation. Additionally, store selling and marketing expenses increased related to the increase in net sales, partially offset by a decrease in incentive compensation.

The general, administrative and store operating expense rate increased to 26.0% from 24.4% primarily due to the charitable contribution to The Limited Brands Foundation.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, trade name, and a lease-related intangible asset at La Senza. In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 and 2010 Consolidated Statements of Income, respectively. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2011 and 2010:

	2011	2010
Average daily borrowings (in millions)	$3,364	$2,562
Average borrowing rate (in percentages)	7.3%	8.1%

For 2011, our interest expense increased $38 million to $246 million. The increase was primarily driven by an increase in average borrowings related to the March 2011 $1 billion note issuance partially offset by decrease in the average borrowing rate.

Other Income

For 2011, our other income increased $60 million to $235 million primarily due to a $147 million gain related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation completed in July 2011 and an $86 million gain related to the sale of a portion of our shares of Express, Inc. completed in April 2011. These 2011 items are partially offset by the following 2010 items:

- a $52 million gain related to the initial public offering of Express including the sale of a portion of our shares;
- a $49 million gain related to a $57 million cash distribution from Express;
- a $45 million gain related to the sale of Express stock;
- a $20 million gain related to the divestiture of our remaining 25% ownership in Limited Stores;
- a $25 million loss on the extinguishment of debt; and
- a $7 million gain related to a dividend payment from Express.

Provision for Income Taxes

For 2011, our effective tax rate decreased to 30.7% from 35.6%. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with our charitable contribution of Express shares to The Limited Brands Foundation as well as the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the divestiture of our remaining 25% ownership in Limited Stores, which resulted in the recognition of the capital loss associated with the 2007 divestiture of 75% of our ownership in Limited Stores.

Results of Operations—Fourth Quarter of 2011 Compared to Fourth Quarter of 2010

Operating Income

The following table provides our segment operating income (loss) and operating income rates (expressed as a percentage of net sales) for the fourth quarter of 2011 in comparison to the fourth quarter of 2010:

	Fourth Quarter		Operating Income Rate	
	2011	2010	2011	2010
	(in millions)			
Victoria's Secret	$447	$398	21.4%	21.0%
Bath & Body Works	348	330	30.9%	30.5%
Other (a) (b) (c) (d)	(154)	(14)	(51.8)%	(3.0)%
Total	$641	$714	18.2%	20.6%

(a) Includes our international operations including La Senza, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this

Form 10-K

business are only included through the first three quarters of 2011. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.
(b) 2011 includes a $232 million impairment of goodwill, the trade name, and a lease-related intangible asset at La Senza. For additional information, see Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.
(c) 2011 includes a $111 million gain associated with the divestiture of the third-party apparel sourcing business. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.
(d) 2011 includes $24 million of expense associated with the restructuring of our La Senza business. For additional information, see Note 5 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

For the fourth quarter of 2011, operating income decreased $73 million to $641 million and the operating income rate decreased to 18.2% from 20.6%. The drivers of the operating income results are discussed in the following sections.

Net Sales

The following table provides net sales for the fourth quarter of 2011 in comparison to the fourth quarter of 2010:

Fourth Quarter	2011	2010	% Change
	(in millions)		
Victoria's Secret Stores	$1,572	$1,393	13%
Victoria's Secret Direct	518	503	3%
Total Victoria's Secret	2,090	1,896	10%
Bath & Body Works	1,127	1,081	4%
Other (a)	298	479	(38)%
Total Net Sales	$3,515	$3,456	2%

(a) Includes our international operations including La Senza, Mast Global, Henri Bendel and Corporate. In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business. As such, results of this business are only included through the first three quarters of 2011. Fourth quarter 2010 sales for the third-party apparel sourcing business were $235 million. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

The following table provides a reconciliation of net sales for the fourth quarter of 2010 to the fourth quarter of 2011:

Fourth Quarter	Victoria's Secret	Bath & Body Works	Other	Total
	(in millions)			
2010 Net Sales	$1,896	$1,081	$ 479	$3,456
Comparable Store Sales	163	33	(7)	189
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	16	—	41	57
Foreign Currency Translation	—	—	(3)	(3)
Direct Channels	15	13	—	28
Mast Global Third-party Sales and Other	—	—	(212)	(212)
2011 Net Sales	$2,090	$1,127	$ 298	$3,515

The following table compares fourth quarter of 2011 comparable store sales to fourth quarter of 2010:

Fourth Quarter	2011	2010
Victoria's Secret Stores (a)	12%	15%
Bath & Body Works (a)	3%	6%
Total Comparable Store Sales (a) (b)	7%	10%

(a) The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. A store is typically included in the calculation of comparable store sales when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more through the opening or closing of a second store.

(b) Includes Victoria's Secret, Bath & Body Works, La Senza, Bath & Body Works Canada, Victoria's Secret Canada and Henri Bendel.

For the fourth quarter of 2011, our net sales increased $59 million to $3.515 billion and comparable store sales increased 7%. The increase in our net sales was primarily as a result of:

Victoria's Secret

For the fourth quarter of 2011, net sales increased $194 million to $2.090 billion and comparable store sales increased 12%. The increase in net sales was primarily driven by:

- At Victoria's Secret Stores, net sales increased across most categories, including Pink, core lingerie, loungewear and beauty driven by a compelling merchandise assortment that incorporated newness, innovation and fashion, as well as in-store execution.
- At Victoria's Secret Direct, net sales increased 3% related to increases in Pink, apparel, and core lingerie.

The increase in comparable store sales was primarily driven by an increase in total transactions and higher average dollar sales at Victoria's Secret Stores.


Form 10-K

Bath & Body Works

For the fourth quarter of 2011, net sales increased $46 million to $1.127 billion and comparable store sales increased 3%. From a merchandise category perspective, net sales were driven by growth in the Signature Collection, home fragrance and soaps and sanitizers categories which all incorporated newness and innovation, partially offset by a decline in our giftset business. The increase in comparable store sales was driven by an increase in total transactions partially offset by our slightly lower average dollar sales.

Other

For the fourth quarter of 2011, net sales decreased $181 million to $298 million primarily related to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011. This decrease was partially offset by new Victoria's Secret and Bath & Body Works stores in Canada and revenue from our international wholesale and franchise business.

Gross Profit

For the fourth quarter of 2011, our gross profit increased $83 million to $1.528 billion and our gross profit rate (expressed as a percentage of net sales) increased to 43.5% from 41.8% primarily as a result of:

Victoria's Secret

For the fourth quarter of 2011, gross profit increased primarily driven by:

- At Victoria's Secret Stores, gross profit increased due to higher merchandise margin dollars as a result of the increase in net sales. The increase in merchandise margin dollars was partially offset by higher buying and occupancy expenses driven by higher net sales and store related activity.
- At Victoria's Secret Direct, gross profit was flat as the decrease in merchandise margin dollars driven by increased product costs and promotional activity was offset by a decrease in buying and occupancy expense.

The gross profit rate was flat driven primarily by leverage on buying and occupancy expenses from the increase in net sales offset by a decrease in the merchandise margin rate from increased product costs and promotional activity.

Bath & Body Works

For the fourth quarter of 2011, the gross profit increase was driven by higher merchandise margin dollars related to the increase in net sales.

The gross profit rate decreased driven by a decrease in the merchandise margin rate related to increased product costs and promotional activity partially offset by a decrease in buying and occupancy expense rate due to leverage associated with higher sales.

Other

For the fourth quarter of 2011, the gross profit decrease was primarily driven by the restructuring charges at La Senza and the divestiture of the third-party apparel sourcing business partially offset by net sales increases in our Canadian Victoria's Secret and Bath & Body Works stores as well as revenue increases from our international wholesale and franchise business. The gross profit rate increased due to the divestiture of the third-party apparel sourcing business in the fourth quarter of 2011 which removed lower margin sales.

General, Administrative and Store Operating Expenses

For the fourth quarter of 2011, our general, administrative and store operating expenses increased $40 million to $765 million primarily driven by an increase in store selling expenses and $7 million in restructuring charges related to our La Senza business.

The general, administrative and store operating expense rate increased to 21.8% from 21.0% due to the factors cited above.

Impairment of Goodwill and Other Intangible Assets

In the fourth quarter of 2011, we recognized charges totaling $232 million related to the impairment of goodwill, trade name, and a lease-related intangible asset at La Senza. In the fourth quarter of 2010, we recognized charges totaling $6 million related to the impairment of a sub-brand trade name at Victoria's Secret. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 and 2010 Consolidated Statements of Income, respectively. For additional information, see Critical Accounting Policies and Estimates and Note 8 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Gain on Divestiture of Third-party Apparel Sourcing Business

In the fourth quarter of 2011, we recognized a pre-tax gain of $111 million associated with the divestiture of 51% of our ownership interest in our third-party apparel sourcing business for pre-tax cash proceeds of $124 million. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The pre-tax gain is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. For additional information, see Note 4 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Other Income and Expense

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for the fourth quarter of 2011 and 2010:

Fourth Quarter	2011	2010
Average daily borrowings (in millions)	$3,520	$2,520
Average borrowing rate (in percentages)	7.2%	7.7%

For the fourth quarter of 2011, our interest expense increased $15 million to $63 million primarily driven by an increase in average borrowings related to the March 2011 $1 billion note issuance, partially offset by a decrease in the average borrowing rate.

Other Income

For the fourth quarter of 2011, our other income decreased $51 million to $2 million. The decrease was primarily driven by a $45 million gain related to the sale of Express common stock in 2010 and a $7 million gain related to a dividend payment from Express in 2010.

Provision for Income Taxes

For the fourth quarter of 2011, our effective tax rate increased to 38.0% from 37.0%. The 2011 rate was lower than our combined estimated federal and state statutory rate of 39.0% primarily due to the tax benefit associated with the nontaxable foreign portion of the divestiture of our third-party apparel sourcing business. The 2010 rate was lower than our combined estimated federal and state statutory rate of 38.5% primarily due to the resolution of certain tax matters.

FINANCIAL CONDITION

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions and profit margins. Historically, sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period.

We believe in returning value to our shareholders through a combination of dividends and share repurchase programs. During 2012, we paid $1.449 billion in regular and special dividends and repurchased $625 million of our common stock. We use cash flow generated from operating activities, as well as cash flow generated from financing activities, to fund our dividends and share repurchase programs.

Our total cash and cash equivalents held by foreign subsidiaries were $351 million as of February 2, 2013. Under current tax laws and regulations, if cash and cash equivalents held outside the U.S. are repatriated to the U.S., in certain circumstances we may be subject to additional U.S. income taxes and foreign withholding taxes.

The following table provides our long-term debt balance as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Senior Unsecured Debt with Subsidiary Guarantee		
$1 billion, 5.625% Fixed Interest Rate Notes due February 2022 ("2022 Notes")	$1,000	$ —
$1 billion, 6.625% Fixed Interest Rate Notes due April 2021 ("2021 Notes")	1,000	1,000
$500 million, 8.50% Fixed Interest Rate Notes due June 2019, Less Unamortized Discount ("2019 Notes")	489	488
$400 million, 7.00% Fixed Interest Rate Notes due May 2020 ("2020 Notes")	400	400
Total Senior Unsecured Debt with Subsidiary Guarantee	2,889	1,888
Senior Unsecured Debt		
$700 million, 6.90% Fixed Interest Rate Notes due July 2017, Less Unamortized Discount ("2017 Notes") (a)	721	724
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033, Less Unamortized Discount ("2033 Notes")	350	350
$300 million, 7.60% Fixed Interest Rate Notes due July 2037, Less Unamortized Discount ("2037 Notes")	299	299
5.25% Fixed Interest Rate Notes due November 2014, Less Unamortized Discount ("2014 Notes") (b)	218	220
6.125% Fixed Interest Rate Notes due December 2012, Less Unamortized Discount ("2012 Notes")	—	57
Total Senior Unsecured Debt	1,588	1,650
Total	4,477	3,538
Current Portion of Long-term Debt	—	(57)
Total Long-term Debt, Net of Current Portion	4,477	3,481

(a) The balances include a fair value interest rate hedge adjustment which increased the debt balance by $22 million as of February 2, 2013 and $25 million as of January 28, 2012.

(b) The principal balance outstanding was $213 million as of both February 2, 2013 and January 28, 2012. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $5 million as of February 2, 2013 and $7 million as of January 28, 2012.

Issuance of Notes

In May 2010, we issued $400 million of 7.00% notes due in May 2020 utilizing an existing shelf registration under which up to $1 billion of debt securities, common and preferred stock and other securities can be issued. The 2020 Notes are jointly and severally guaranteed on a full and unconditional basis by certain of the Company's 100% owned subsidiaries (such subsidiaries, the "Guarantors"). The proceeds from the issuance were $390 million, which were net of issuance costs of $10 million.

In March 2011, we issued $1 billion of 6.625% notes due in April 2021 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2021 Notes are jointly and severally guaranteed on a full and unconditional basis by the Guarantors. The proceeds from the issuance were $981 million, which were net of issuance costs of $19 million.

In February 2012, we issued $1 billion of 5.625% notes due in February 2022 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities could be issued. The 2022 Notes are jointly and severally guaranteed on a full and unconditional basis by the Guarantors. The proceeds from the issuance were $985 million, which were net of issuance costs of $15 million.

Repurchase of Notes

In May 2010, we used a portion of the proceeds from the 2020 Notes to repurchase $134 million of our 2012 Notes for $144 million. We used the remaining portion of the proceeds from the 2020 Notes to repurchase $266 million of the 2014 Notes for $277 million.

In August 2010, we repurchased $20 million and $1 million of the 2014 Notes and the 2012 Notes, respectively, through open-market transactions.

Revolving Facility

On July 15, 2011, we entered into an amendment and restatement ("Amendment") of our secured revolving credit facility ("Revolving Facility"). The Amendment increased the aggregate amount of the commitments of the lenders under the Revolving Facility to $1 billion and extended the termination date to July 15, 2016. In addition, the Amendment reduced fees payable under the Revolving Facility which are based on our long-term credit ratings. The fees related to committed and unutilized amounts per year are 0.325% per annum and the fees related to outstanding letters of credit are 1.75% per annum. In addition, the interest rate on outstanding borrowings is London Interbank Offered Rate ("LIBOR") plus 1.75%.

We incurred fees related to the Amendment of the Revolving Facility of $7 million, which were capitalized and are being amortized over the remaining term of the Revolving Facility.

The Revolving Facility contains fixed charge coverage and debt to EBITDA financial covenants. We are required to maintain a fixed charge coverage ratio of not less than 1.75 to 1.00 and a consolidated debt to consolidated EBITDA ratio not exceeding 4.00 to 1.00 for the most recent four-quarter period. In addition, the Revolving Facility provides that investments and restricted payments may be made, without limitation on amount, if (a) at the time of and after giving effect to such investment or restricted payment the ratio of consolidated debt to consolidated EBITDA for the most recent four-quarter period is less than 3.00 to 1.00 and (b) no default or event of default exists. As of February 2, 2013, we were in compliance with both of our financial covenants and the ratio of consolidated debt to consolidated EBITDA was less than 3.00 to 1.00.

As of February 2, 2013, there were no borrowings outstanding under the Revolving Facility.

Letters of Credit

The Revolving Facility supports our letter of credit program. We had $12 million of outstanding letters of credit as of February 2, 2013 that reduce our remaining availability under our amended credit agreements.

Fair Value Interest Rate Swap Arrangements

We had interest rate swap arrangements related to the 2017 Notes with a notional amount of $175 million as of January 28, 2012. The interest rate swap arrangements effectively converted the fixed interest rate on the related debt to a variable interest rate based on a LIBOR plus a fixed interest rate.

The swap arrangements were designated as fair value hedges. The changes in the fair value of the interest rate swaps had an equal and offsetting impact to the carrying value of the debt on the balance sheet. The differential to be paid or received on the interest rate swap arrangements was accrued and recognized as an adjustment to interest expense.

In August 2011, we terminated interest rate designated fair value hedges related to the 2014 Notes with a notional amount of $213 million. In settlement of these hedges, we received $9 million. The carrying value of the 2014 Notes includes $5 million of unamortized hedge settlements at February 2, 2013 which are amortized as a reduction to interest expense through the maturity date of the 2014 Notes.

In September 2011, we terminated interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $150 million. In settlement of these hedges, we received $12 million. In June 2012, we terminated the remaining interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $175 million. In settlement of these hedges, we received $14 million. The carrying value of the 2017 Notes includes $22 million of unamortized hedge settlements at February 2, 2013 which are amortized as a reduction to interest expense through the maturity date of the 2017 Notes.

For information related to our fair value interest rate swap arrangements, see Note 13 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplemental Data.

Working Capital and Capitalization

We believe that our available short-term and long-term capital resources are sufficient to fund foreseeable requirements.

The following table provides a summary of our working capital position and capitalization as of February 2, 2013, January 28, 2012 and January 29, 2011:

	February 2, 2013	January 28, 2012	January 29, 2011
		(in millions)	
Cash Provided by Operating Activities	$ 1,351	$1,266	$1,284
Capital Expenditures	588	426	274
Working Capital	667	842	1,088
Capitalization:			
Long-term Debt	4,477	3,481	2,507
Shareholders' Equity (Deficit)	(1,015)	137	1,476
Total Capitalization	3,462	3,618	3,983
Additional Amounts Under Credit Agreements (a)	1,000	1,000	800
Remaining Amounts Available Under Credit Agreements (a)	988	987	755

(a) Letters of credit issued reduce our remaining availability under the Revolving Facility. We have outstanding letters of credit that reduce our remaining availability under the Revolving Facility of $12 million, $13 million and $45 million as of February 2, 2013, January 28, 2012, and January 29, 2011, respectively.

The following table provides certain measures of liquidity and capital resources as of February 2, 2013, January 28, 2012 and January 29, 2011:

	February 2, 2013	January 28, 2012	January 29, 2011
Debt-to-capitalization Ratio (a)	129%	96%	63%
Cash Flow to Capital Investment (b)	230%	297%	468%

(a) Long-term debt divided by total capitalization

(b) Net cash provided by operating activities divided by capital expenditures

Credit Ratings

The following table provides our credit ratings as of February 2, 2013:

	Moody's	S&P	Fitch
Corporate	Ba1	BB+	BB+
Senior Unsecured Debt with Subsidiary Guarantee	Ba1	BB+	BB+
Senior Unsecured Debt	Ba2	BB-	BB
Outlook	Stable	Stable	Stable

Our borrowing costs under our Revolving Facility are linked to our credit ratings at S&P, Moody's and Fitch. If we receive an upgrade or downgrade to our corporate credit ratings by S&P, Moody's or Fitch, the borrowing costs could decrease or increase, respectively. The guarantees of our obligations under the Revolving Facility by the Guarantors and the security interests granted in our and the Guarantors' collateral securing such obligations are released if our credit ratings are higher than a certain level. Additionally, the restrictions imposed under the Revolving Facility on our ability to make investments and to make restricted payments cease to apply if our credit ratings are higher than certain levels. Credit rating downgrades by any of the agencies do not accelerate the repayment of any of our debt.

Common Stock Share Repurchases

Under the authority of our Board of Directors, we repurchased shares of our common stock under the following repurchase programs during the fiscal years 2012, 2011 and 2010:

		Shares Repurchased			Amount Repurchased			Average Stock Price of Shares Repurchased within
Repurchase Program	Amount Authorized	2012	2011	2010	2012	2011	2010	Program
	(in millions)	(in thousands)			(in millions)			
November 2012 (a)	$250	245	NA	NA	$ 11	NA	NA	$45.47
February 2012 (b)	500	9,871	NA	NA	450	NA	NA	45.61
November 2011	250	3,657	2,116	NA	164	$ 85	NA	44.90
May 2011	500	NA	13,293	NA	NA	500	NA	37.59
March 2011	500	NA	13,695	NA	NA	500	NA	36.49
November 2010 (c)	200	NA	3,431	1,907	NA	109	$ 60	31.68
March 2010 (d)	200	NA	NA	5,714	NA	NA	147	25.69
Total		13,773	32,535	7,621	$625	$1,194	$207	

(a) The November 2012 repurchase program had $239 million remaining as of February 2, 2013.

(b) The February 2012 repurchase program had $50 million remaining at the time it was cancelled in conjunction with the approval of the November 2012 repurchase program.

(c) The November 2010 repurchase program had $31 million remaining at the time it was cancelled in conjunction with the approval of the March 2011 repurchase program.

(d) The March 2010 repurchase program had $53 million remaining at the time it was cancelled in conjunction with the approval of the November 2010 repurchase program.

NA Not applicable

There were no share repurchases reflected in Accounts Payable on the 2012 Consolidated Balance Sheet. There were $4 million of share repurchases reflected in Accounts Payable as of January 28, 2012.

Subsequent to February 2, 2013, we repurchased an additional 0.5 million shares of common stock for $24 million under the November 2012 repurchase program. The timing and amount of any repurchase will be made in our discretion taking into account a number of factors, including market conditions.

We use cash flow generated from operating activities, as well as cash flow generated from financing activities, to fund our share repurchase programs.

Dividend Policy and Procedures

Under the authority and declaration of our Board of Directors, we paid the following dividends during the fiscal years 2012, 2011 and 2010:

	Ordinary Dividends	Special Dividends	Total Dividends	Total Paid
		(per share)		(in millions)
2012				
Fourth Quarter	$0.25	$3.00	$3.25	$ 942
Third Quarter	0.25	1.00	1.25	361
Second Quarter	0.25	—	0.25	73
First Quarter	0.25	—	0.25	73
2012 Total	$1.00	$4.00	$5.00	$1,449
2011				
Fourth Quarter	$0.20	$2.00	$2.20	$ 653
Third Quarter	0.20	—	0.20	60
Second Quarter	0.20	1.00	1.20	367
First Quarter	0.20	—	0.20	64
2011 Total	$0.80	$3.00	$3.80	$1,144
2010				
Fourth Quarter	$0.15	$3.00	$3.15	$1,017
Third Quarter	0.15	—	0.15	49
Second Quarter	0.15	—	0.15	49
First Quarter	0.15	1.00	1.15	373
2010 Total	$0.60	$4.00	$4.60	$1,488

Our Board of Directors will determine future dividends after giving consideration to the Company's levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating activities to fund our ordinary dividends and a combination of cash flow generated from operating activities and financing activities to fund our special dividends.

Subsequent to February 2, 2013, our Board of Directors declared our first quarter 2013 common stock dividend of $0.30 per share payable on March 8, 2013 to shareholders of record at the close of business on February 22, 2013. This is a $0.05 increase from our previous quarterly dividends.

Treasury Share Retirement

In December 2011, we retired 39 million shares of our treasury stock to reduce the related administrative expense. The retirement resulted in a reduction of $1.341 billion in Treasury Stock, $19 million in the par value of Common Stock, $286 million in Paid-in Capital and $1.036 billion in Retained Earnings.

Cash Flow

The following table provides a summary of our cash flow activity for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011:

	2012	2011	2010
		(in millions)	
Cash and Cash Equivalents, Beginning of Year	$ 935	$ 1,130	$ 1,804
Net Cash Flows Provided by Operating Activities	1,351	1,266	1,284
Net Cash Flows Used For Investing Activities	(531)	(226)	(106)
Net Cash Flows Used For Financing Activities	(982)	(1,237)	(1,857)
Effect of Exchange Rate Changes on Cash	—	2	5
Net Decrease in Cash and Cash Equivalents	(162)	(195)	(674)
Cash and Cash Equivalents, End of Year	$ 773	$ 935	$ 1,130

Operating Activities

Net cash provided by operating activities in 2012 was $1.351 billion, including net income of $753 million and excess tax benefits from share-based compensation of $116 million. Net income included depreciation and amortization of $389 million, impairment of goodwill and other intangible assets for our La Senza business of $93 million, share-based compensation expense of $73 million and impairment of long-lived store assets for our Henri Bendel business of $27 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant item in working capital was an increase in operating cash flow associated with an increase in income taxes payable of $139 million.

Net cash provided by operating activities in 2011 was $1.266 billion. Net income of $850 million included depreciation and amortization of $391 million, impairment of goodwill and other intangible assets for our La Senza business of $232 million, expense associated with a contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation of $163 million, a gain related to The Limited Brands Foundation contribution of $147 million, a gain related to the divestiture of our third-party apparel sourcing business of $111 million and a pre-tax gain on the sale of Express common stock of $86 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the increases in accounts receivable and accounts payable related to the divestiture of our third-party apparel sourcing business.

Net cash provided by operating activities in 2010 was $1.284 billion. Net income of $805 million included $394 million of depreciation and amortization. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant working capital change was a $112 million increase in operating cash flow associated with an increase in accounts payable and accrued expenses and other.

Investing Activities

Net cash used for investing activities in 2012 was $531 million consisting primarily of $588 million of capital expenditures partially offset by the return of capital from the third-party apparel sourcing business and return of capital from our Easton investments of $22 million and $13 million, respectively. The capital expenditures included $425 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

Net cash used for investing activities in 2011 was $226 million consisting primarily of $426 million of capital expenditures partially offset by cash proceeds from the divestiture of our third-party apparel sourcing business and the sale of Express common stock of $124 million and $99 million, respectively. The capital expenditures included $281 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

Net cash used for investing activities in 2010 was $106 million consisting primarily of $274 million of capital expenditures partially offset by $73 million of proceeds from the sale of Express common stock, $49 million of return of capital from Express and $32 million of proceeds from the divestiture of Limited Stores. The capital expenditures included $168 million for opening new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.

We anticipate spending approximately $600 to $700 million for capital expenditures in 2013 with the majority relating to opening new stores and remodeling and improving existing stores. We expect to open approximately 80 new stores in 2013, primarily in Canada and the U.S.

Financing Activities

Net cash used for financing activities in 2012 was $982 million consisting primarily of quarterly and special dividends payments aggregating $5.00 per share, or $1.449 billion, repurchases of common stock of $629 million and the repayment of long-term debt of $57 million. These were partially offset by proceeds from the issuance of long-term debt of $985 million (net of issuance costs), excess tax benefits from share-based compensation of $116 million and proceeds from the exercise of stock options of $52 million.

Net cash used for financing activities in 2011 was $1.237 billion consisting primarily of repurchases of common stock of $1.190 billion and quarterly and special dividends payments aggregating $3.80 per share, or $1.144 billion, partially offset by proceeds from the issuance of long-term debt of $981 million (net of issuance costs) and proceeds from the exercise of stock options of $75 million.

Net cash used for financing activities in 2010 was $1.857 billion consisting primarily of quarterly and special dividends payments aggregating $4.60 per share, or $1.488 billion, cash payments of $442 million to repurchase portions of our 2012 and 2014 Notes, cash payments of $207 million related to the repurchase of 8 million shares of common stock during the year at a weighted-average price of $27.21 under our 2010 share repurchase programs, prepayment of the remaining $200 million of our Term Loan in March 2010 and proceeds from the exercise of stock options of $88 million. These were partially offset by the net proceeds of $390 million from the issuance of $400 million of 2020 Notes.

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of February 2, 2013:

	Payments Due by Period					
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Other
			(in millions)			
Long-term Debt (a)	$ 7,344	$ 300	$ 801	$1,253	$4,990	$ —
Operating Leases Obligations (b)	3,439	527	963	757	1,192	—
Purchase Obligations (c)	1,334	1,179	142	6	7	—
Other Liabilities (d)	458	145	12	2	—	299
Total	$12,575	$2,151	$1,918	$2,018	$6,189	$299

(a) Long-term debt obligations relate to our principal and interest payments for outstanding notes and debentures. Interest payments have been estimated based on the coupon rate for fixed rate obligations.

Interest obligations exclude amounts which have been accrued through February 2, 2013. For additional information, see Note 12 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b) Operating lease obligations primarily represent minimum payments due under store lease agreements. For additional information, see Note 16 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c) Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d) Other liabilities primarily includes future payments relating to our nonqualified supplemental retirement plan of $228 million which have been reflected under "Other" as the timing of these future payments is not known until an associate leaves the Company or otherwise requests an in-service distribution. In addition, Other Liabilities also includes future estimated payments associated with unrecognized tax benefits. The "Less Than 1 Year" category includes $135 million of these tax items because it is reasonably possible that the payments could change in the next twelve months due to audit settlements or resolution of uncertainties. The remaining portion totaling $72 million is included in the "Other" category as the timing and amount of these payments is not known until the matters are resolved with relevant tax authorities. For additional information, see Notes to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

In connection with the disposition of certain businesses, we have remaining guarantees of approximately $54 million related to lease payments of Express, Limited Stores, Abercrombie & Fitch, Dick's Sporting Goods, and New York & Company under the current terms of noncancelable leases expiring at various dates through 2017. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of the businesses. In certain instances, our guarantee may remain in effect if the term of a lease is extended.

The following table details the guaranteed lease payments during the next five fiscal years:

Fiscal Year (in millions)	
2013	$22
2014	16
2015	9
2016	5
2017	2
Thereafter	—
Total	$54

Our guarantees related to Express, Limited Stores and New York & Company require fair value accounting in accordance with GAAP in effect at the time of these divestitures. The guaranteed lease payments related to Express, Limited Stores and New York & Company totaled $36 million as of February 2, 2013 and $49 million as of January 28, 2012. The estimated fair value of these guarantee obligations was $2 million as of February 2, 2013 and $4 million as of January 28, 2012, and is included in Other Long-term Liabilities on the Consolidated Balance Sheets. The decrease in the fair value from January 28, 2012 to February 2, 2013 reflects the decrease in the remaining obligation period.

Our guarantees related to Abercrombie & Fitch and Dick's Sporting Goods are not subject to fair value accounting, but require that a loss be accrued when probable and reasonably estimable based on GAAP in effect at the time of these divestitures. We had no liability recorded with respect to any of the guarantee obligations as we concluded that payments under these guarantees were not probable as of February 2, 2013 and January 28, 2012.

These guarantees are not included within the Contingent Liabilities and Contractual Obligations table.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as defined by Regulation 229.303 Item 303 (a) (4).

Recently Issued Accounting Pronouncements

Indefinite-Lived Intangible Assets

In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"), which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. However, if a company concludes otherwise, it must calculate the fair value of the asset, compare that value with its carrying amount and record an impairment charge, if any. This guidance will be effective beginning in fiscal 2013, however, early adoption is permitted. We adopted this guidance in the fourth quarter of 2012. ASU 2012-02 did not have an impact on our consolidated results of operations, financial position or cash flows.

Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which amends ASC 220, *Comprehensive Income*. This guidance requires companies to disclose, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same period, a cross reference to other disclosures currently required under GAAP is required in the notes. This guidance is required to be adopted in fiscal year 2013, however, early adoption is permitted. ASU 2013-02 will not have an impact on our consolidated results of operations, financial position or cash flows. We are currently evaluating the provisions of this ASU.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on the results of operations and financial condition have been minor.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, long-lived assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board of Directors and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or market, on a weighted-average cost basis.

We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted net income by approximately $2 million for 2012. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted net income by approximately $2 million for 2012.

Valuation of Long-lived Assets

Property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset. When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Goodwill is reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. First, pursuant to ASU 2011-08, *Testing Goodwill for Impairment*, we perform a qualitative assessment to determine whether it is more likely than not that each reporting unit's fair value is less than its carrying value, including goodwill. If we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying value, we then estimate the fair value of all assets and liabilities of that reporting unit, including the implied fair value of goodwill, through either estimated discounted future cash flows or market-based methodologies. If the carrying value of goodwill exceeds the implied fair value, we recognize an impairment charge equal to the difference. Our reporting units are determined in accordance with the provisions of ASC Topic 350, *Intangibles—Goodwill and Other*. Our reporting units that have goodwill are Victoria's Secret Stores, Victoria's Secret Direct, Bath & Body Works and La Senza.

Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. Pursuant to ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, we first perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If we determine that it is more likely than not that the fair value of the asset is less than its carrying amount, we estimate the fair value, usually determined by the estimated discounted future cash flows of the asset, compare that value with its carrying amount and record an impairment charge, if any.

We estimate the fair value of property and equipment, goodwill and intangible assets in accordance with the provisions of ASC Topic 820, *Fair Value Measurements and Disclosures*. If future economic conditions are different than those projected by management, future impairment charges may be required.

La Senza Goodwill and Other Intangible Assets

In conjunction with the January 2007 acquisition of La Senza, we recognized goodwill, trade name and other intangible assets. These assets are included in the La Senza reporting unit which is part of Other in our segment reporting. We have identified the La Senza operating segment as a reporting unit for the goodwill impairment test in accordance with the provisions of ASC 350. As of February 2, 2013, the carrying value of goodwill and trade names for La Senza has been reduced to zero.

2008

In the latter half of 2008, La Senza was negatively impacted by the global economic downturn and the resulting impact on the Canadian retail environment as well as other factors. As a result, La Senza's operating results deteriorated significantly, particularly when compared to our expectations at the time of acquisition. In the fourth quarter of 2008, we concluded that the goodwill and certain trade name assets related to the La Senza acquisition were impaired and recorded impairment charges of $189 million and $26 million related to the goodwill and trade name assets, respectively.

2009

In the fourth quarter of 2009, we concluded that certain trade names would no longer be utilized within the La Senza business. As a result, we recorded an impairment charge of $3 million.

2010

No impairment charges were recorded related to La Senza goodwill and intangible assets.

2011

During 2011, La Senza's operating results failed to meet our expectations, as both comparable store sales and gross profit were below our beginning of year expectations especially in the critical fourth quarter holiday period. In the fourth quarter of 2011, we concluded that the goodwill and certain other intangible assets related to La Senza were impaired and recorded impairment charges of $119 million and $113 million related to the goodwill and other intangible assets, respectively. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

2012

During 2012, La Senza's operating results again failed to meet our expectations, as both comparable store sales and gross profit were below our beginning of year expectations. In the fourth quarter of 2012, we concluded that the goodwill and certain other intangible assets related to La Senza were fully impaired and recorded impairment charges of $12 million and $81 million related to the goodwill and other intangible assets, respectively. These impairment charges reduced the carrying value of these assets to zero and are included in Impairment of Goodwill and Other Intangible Assets on the 2012 Consolidated Statement of Income.

Impairment Testing Methodology—Goodwill

We evaluated La Senza's goodwill by comparing the carrying value of the La Senza reporting unit to the estimated fair value of the reporting unit determined through estimated discounted future cash flows. We corroborated the estimated fair value of the La Senza reporting unit as determined by our discounted cash flow approach by referencing a market-based methodology.

2010

Our 2010 evaluation indicated that the estimated fair value of the La Senza reporting unit was in excess of the carrying value. As a result, we were not required to calculate the implied value of goodwill and no impairment was recognized.

2011 and 2012

Based on our 2011 and 2012 evaluations, the carrying value of the La Senza reporting unit exceeded the estimated fair value. As a result, we measured the goodwill impairment by comparing the carrying value of the reporting unit's goodwill to the implied value of the goodwill based on the estimated fair value of the reporting unit, considering the estimated fair value of all assets and liabilities.

Impairment Testing Methodology—Other Intangible Assets

We evaluated the La Senza trade name and other intangible assets by comparing the carrying values to the estimated fair values determined using a relief from royalty and other discounted cash flow methodologies.

2010

Based on our 2010 evaluation, the estimated fair value of the La Senza trade name exceeded the carrying value. Reasonable changes in the significant estimates and assumptions used to determine the estimated fair value would not have resulted in a trade name impairment.

2011

Based on our 2011 evaluation, the carrying value of the La Senza trade name exceeded its estimated fair value. As a result, we recognized an impairment charge of $112 million to reduce the trade name carrying value to estimated fair value. Additionally, we recognized an additional impairment charge of $1 million related to certain lease-related intangible assets.

2012

Based on our 2012 evaluation, the La Senza trade name was fully impaired. As a result, we recognized an impairment charge of $75 million to reduce the trade name carrying value to zero. Additionally, we recognized an additional impairment charge of $6 million related to certain finite-lived customer relationship intangible assets.

Significant Estimates and Assumptions

Our determination of the estimated fair value of the La Senza reporting unit and other intangible assets requires significant judgments about economic factors, industry factors, our views regarding the future prospects of the La Senza reporting unit as well as numerous estimates and assumptions that are highly subjective. The estimates and assumptions critical to the overall fair value estimates include: (i) estimated future cash flow generated by La Senza; (ii) the terminal value assumption used in the discounted cash flow methodologies; and (iii) the royalty rate assumption used in the relief from royalty valuation methodology. These and other estimates and assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Sensitivity Analysis

The following provides sensitivities to our 2012 significant estimates and assumptions as noted above:

- a 10% increase in estimated future cash flows would decrease the impairment charges by $12 million.
- a 10% increase in the terminal value assumption would decrease the impairment charges by $9 million.

Other Impairment

In the fourth quarter of 2010, we concluded that a sub-brand trade name would no longer be utilized within the Victoria's Secret business. We compared the estimated fair value of the trade name using a relief from royalty methodology to the carrying value and concluded that the trade name was fully impaired. As a result, we recognized an impairment charge of $6 million. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income.

In the fourth quarter of 2012, we concluded that the continued negative operating results of the Henri Bendel business were an indicator of potential impairment of the Henri Bendel long-lived store assets. We calculated the impairment by comparing the estimated discounted cash flows at the individual store level to its respective carrying value and recognized an impairment charge of $27 million. This impairment charge is included in Cost of Goods Sold, Buying & Occupancy on the 2012 Consolidated Statement of Income.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts within and outside our organization with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income and statutory income tax rates. We adjust the annual effective income tax rate as additional information on outcomes or events becomes available. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

We follow the authoritative guidance included in ASC Topic 740, *Income Taxes*, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Although we believe that our estimates are reasonable, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our Consolidated Financial Statements.

Revenue Recognition

Company-owned Stores and Direct Channels

While our recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy for our organization. We recognize revenue upon customer receipt of the merchandise. We also provide a reserve for projected merchandise returns based on prior experience. For direct channel revenues, we estimate shipments that have not been received by the customer based on shipping terms and historical delivery times.

All of our brands sell gift cards with no expiration dates to customers in retail stores, through our direct channels and through third parties. We do not charge administrative fees on unused gift cards. We recognize income from gift cards when they are redeemed by the customer. In addition, we recognize income on unredeemed gift cards when we can determine that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in our Consolidated Statements of Income.

Franchise and Other

We also recognize revenues associated with franchise and wholesale arrangements. Revenue recognized under franchise arrangements generally consists of royalties earned upon sale of merchandise by franchisees to third-party customers. Revenue is generally recognized under wholesale arrangements at the time the title passes to the customer.

We recognize revenue associated with merchandise sourcing and production services provided to third parties. Revenue is recognized at the time the title passes to the customer.

Form 10-K

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We use derivative financial instruments like the cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

To mitigate the translation risk to our earnings and the fair value of our Canadian operations associated with fluctuations in the U.S. dollar-Canadian dollar exchange rate, we entered into a series of cross-currency swaps related to Canadian dollar denominated intercompany loans. These cross-currency swaps require the periodic exchange of fixed rate Canadian dollar interest payments for fixed rate U.S. dollar interest payments as well as exchange of Canadian dollar and U.S. dollar principal payments upon maturity. The swap arrangements mature between 2015 and 2018 at the same time as the related loans. As a result of the Canadian dollar denominated intercompany loans and the related cross-currency swaps, we do not believe there is any material translation risk to our Canadian net earnings associated with fluctuations in the U.S. dollar-Canadian dollar exchange rate.

In addition, our Canadian dollar denominated earnings are subject to U.S. dollar-Canadian dollar exchange rate risk as substantially all of our merchandise sold in Canada is sourced through U.S. dollar transactions.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objective of our investment activities are the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Currently, our investment portfolio is comprised of U.S. and Canadian government obligations, U.S. Treasury and AAA-rated money market funds, bank time deposits, and highly-rated commercial paper. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

All of our long-term debt as of February 2, 2013 has fixed interest rates. Our exposure to interest rate changes is limited to the fair value of the debt issued, which would not have a material impact on our earnings or cash flows.

We will from time to time adjust our exposure to interest rate risk by entering into interest rate swap arrangements. As of February 2, 2013, we have no outstanding interest rate swap arrangements related to our long-term debt.

Fair Value of Financial Instruments

As of February 2, 2013, management believes that the carrying values of cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these financial instruments.

The following table provides a summary of the carrying value and fair value of long-term debt and swap arrangements as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Long-term Debt (a):		
Carrying Value	$4,477	$3,538
Fair Value, Estimated (b)	5,023	3,849
Cross-currency Swap Arrangements (c)	59	60
Fixed-to-Floating Interest Rate Swap Arrangements (c)	—	(14)

(a) The increase in the long-term debt is related to the issuance of the February 2022 Notes.
(b) The estimated fair value is based on reported transaction prices. The estimates presented are not necessarily indicative of the amounts that we could realize in a current market exchange.
(c) Swap arrangements are in an (asset) liability position.

Concentration of Credit Risk

We maintain cash and cash equivalents and derivative contracts with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. Currently, our investment portfolio is comprised of U.S. and Canadian government obligations, U.S. Treasury and AAA-rated money market funds, bank time deposits and highly rated commercial paper.

We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

LIMITED BRANDS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Our fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for fiscal years 2012 refers to the 53-week period ended February 2, 2013, and 2011 and 2010 represent the 52-week periods ending January 28, 2012 and January 29, 2011, respectively.


Form 10-K

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2013. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of February 2, 2013.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of February 2, 2013.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
Limited Brands, Inc.:

We have audited Limited Brands, Inc. and subsidiaries' internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Limited Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Limited Brands, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Limited Brands, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related Consolidated Statements of Income, Comprehensive Income, Total Equity, and Cash Flows for each of the three years in the period ended February 2, 2013 of Limited Brands, Inc. and subsidiaries, and our report dated March 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 22, 2013

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Shareholders of
Limited Brands, Inc.:

We have audited the accompanying Consolidated Balance Sheets of Limited Brands, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related Consolidated Statements of Income, Comprehensive Income, Total Equity, and Cash Flows for each of the three years in the period ended February 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Limited Brands, Inc. and subsidiaries at February 2, 2013 and January 28, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Limited Brands, Inc. and subsidiaries' internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
March 22, 2013

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions except per share amounts)

	2012	2011	2010
Net Sales	$10,459	$10,364	$ 9,613
Costs of Goods Sold, Buying and Occupancy	(6,073)	(6,307)	(5,982)
Gross Profit	4,386	4,057	3,631
General, Administrative and Store Operating Expenses	(2,720)	(2,698)	(2,341)
Impairment of Goodwill and Other Intangible Assets	(93)	(232)	(6)
Gain on Divestiture of Third-party Apparel Sourcing Business	—	111	—
Operating Income	1,573	1,238	1,284
Interest Expense	(316)	(246)	(208)
Other Income	24	235	175
Income Before Income Taxes	1,281	1,227	1,251
Provision for Income Taxes	528	377	446
Net Income	$ 753	$ 850	$ 805
Net Income Per Basic Share	$ 2.60	$ 2.80	$ 2.49
Net Income Per Diluted Share	$ 2.54	$ 2.70	$ 2.42

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	2012	2011	2010
Net Income	$ 753	$ 850	$ 805
Other Comprehensive Income (Loss), Net of Tax:			
Reclassification of Cash Flow Hedges to Earnings	5	3	41
Foreign Currency Translation	(2)	(1)	(1)
Unrealized Gain (Loss) on Cash Flow Hedges	1	(3)	(24)
Total Other Comprehensive Income (Loss), Net of Tax	4	(1)	16
Total Comprehensive Income	$ 757	$ 849	$ 821

Form 10-K

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(in millions except per share amounts)

	February 2, 2013	January 28, 2012
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 773	$ 935
Accounts Receivable, Net	203	218
Inventories	1,004	997
Deferred Income Taxes	29	51
Other	196	167
Total Current Assets	2,205	2,368
Property and Equipment, Net	1,803	1,644
Goodwill	1,318	1,330
Trade Names and Other Intangible Assets, Net	412	495
Other Assets	281	271
Total Assets	$ 6,019	$6,108
LIABILITIES AND EQUITY (DEFICIT)		
Current Liabilities:		
Accounts Payable	$ 541	$ 540
Accrued Expenses and Other	807	770
Current Portion of Long-term Debt	—	57
Income Taxes	190	159
Total Current Liabilities	1,538	1,526
Deferred Income Taxes	200	183
Long-term Debt	4,477	3,481
Other Long-term Liabilities	818	780
Shareholders' Equity (Deficit):		
Preferred Stock—$1.00 par value; 10 shares authorized; none issued	—	—
Common Stock—$0.50 par value; 1,000 shares authorized; 304 and 296 shares issued; 289 and 295 shares outstanding, respectively	152	148
Paid-in Capital	186	25
Accumulated Other Comprehensive Income	4	—
Retained Earnings (Accumulated Deficit)	(672)	24
Less: Treasury Stock, at Average Cost; 15 and 1 shares, respectively	(685)	(60)
Total Limited Brands, Inc. Shareholders' Equity (Deficit)	(1,015)	137
Noncontrolling Interest	1	1
Total Equity (Deficit)	(1,014)	138
Total Liabilities and Equity (Deficit)	$ 6,019	$6,108

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)

(in millions except per share amounts)

	Common Stock							
	Shares Outstanding	Par Value	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock, at Average Cost	Noncontrolling Interest	Total Equity (Deficit)
Balance, January 30, 2010	323	$161	$ —	$(15)	$ 2,037	$ —	$ 1	$ 2,184
Net Income	—	—	—	—	805	—	—	805
Other Comprehensive Income	—	—	—	16	—	—	—	16
Total Comprehensive Income	—	—	—	16	805	—	—	821
Cash Dividends ($4.60 per share)	—	—	—	—	(1,488)	—	—	(1,488)
Repurchase of Common Stock	(8)	—	—	—	—	(207)	—	(207)
Exercise of Stock Options and Other	6	3	164	—	—	—	—	167
Balance, January 29, 2011	321	$164	$ 164	$ 1	$ 1,354	$ (207)	$ 1	$ 1,477
Net Income	—	—	—	—	850	—	—	850
Other Comprehensive Income (Loss)	—	—	—	(1)	—	—	—	(1)
Total Comprehensive Income (Loss)	—	—	—	(1)	850	—	—	849
Cash Dividends ($3.80 per share)	—	—	—	—	(1,144)	—	—	(1,144)
Repurchase of Common Stock	(32)	—	—	—	—	(1,194)	—	(1,194)
Treasury Share Retirement	—	(19)	(286)	—	(1,036)	1,341	—	—
Exercise of Stock Options and Other	6	3	147	—	—	—	—	150
Balance, January 28, 2012	295	$148	$ 25	$ —	$ 24	$ (60)	$ 1	$ 138
Net Income	—	—	—	—	753	—	—	753
Other Comprehensive Income	—	—	—	4	—	—	—	4
Total Comprehensive Income	—	—	—	4	753	—	—	757
Cash Dividends ($5.00 per share)	—	—	—	—	(1,449)	—	—	(1,449)
Repurchase of Common Stock	(14)	—	—	—	—	(625)	—	(625)
Exercise of Stock Options and Other	8	4	161	—	—	—	—	165
Balance, February 2, 2013	289	$152	$ 186	$ 4	$ (672)	$ (685)	$ 1	$(1,014)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	2012	2011	2010
Operating Activities			
Net Income	$ 753	$ 850	$ 805
Adjustments to Reconcile Net Income to Net Cash Provided by (Used for) Operating Activities:			
Depreciation and Amortization of Long-lived Assets	389	391	394
Amortization of Landlord Allowances	(35)	(35)	(35)
Goodwill and Intangible Asset Impairment Charges	93	232	6
Deferred Income Taxes	11	(37)	(24)
Share-based Compensation Expense	73	51	64
Excess Tax Benefits from Share-based Compensation	(116)	(48)	(19)
Gain on Distributions from Easton Investments	(13)	—	—
Gain on Sale of Assets	(3)	—	—
Long-lived Store Asset Impairment Charges	27	—	—
Expense related to Contribution of Express Common Stock to The Limited Brands Foundation	—	163	—
Gain on Contribution of Express Common Stock to The Limited Brands Foundation	—	(147)	—
Gain on Divestiture of Third-party Apparel Sourcing Business	—	(111)	—
Gain on Sale of Express Common Stock	—	(86)	(45)
Gain on Distribution from Express	—	—	(49)
Gain on Express Initial Public Offering	—	—	(52)
Gain on Divestiture of Limited Stores	—	—	(20)
Loss on Extinguishment of Debt	—	—	25
Changes in Assets and Liabilities, Net of Assets and Liabilities related to Divestitures:			
Accounts Receivable	5	(152)	(11)
Inventories	(7)	(27)	9
Accounts Payable, Accrued Expenses and Other	(43)	106	112
Income Taxes Payable	139	13	73
Other Assets and Liabilities	78	103	51
Net Cash Provided by Operating Activities	1,351	1,266	1,284
Investing Activities			
Capital Expenditures	(588)	(426)	(274)
Return of Capital from Third-party Apparel Sourcing Business Investment	22	—	—
Return of Capital from Easton Investments	13	—	—
Proceeds from Divestiture of Third-party Apparel Sourcing Business	—	124	—
Proceeds from Sale of Express Common Stock	—	99	73
Return of Capital from Express	—	—	49
Proceeds from Divestiture of Limited Stores	—	—	32
Return of Capital from Limited Stores	—	—	7
Proceeds from Sale of Assets	11	—	—
Other Investing Activities	11	(23)	7
Net Cash Used for Investing Activities	(531)	(226)	(106)
Financing Activities			
Proceeds from Long-term Debt, Net of Issuance Costs	985	981	390
Payments of Long-term Debt	(57)	—	(645)
Financing Costs	—	(7)	(14)
Repurchase of Common Stock	(629)	(1,190)	(207)
Dividends Paid	(1,449)	(1,144)	(1,488)
Excess Tax Benefits from Share-based Compensation	116	48	19
Proceeds from Exercise of Stock Options and Other	52	75	88
Net Cash Used for Financing Activities	(982)	(1,237)	(1,857)
Effects of Exchange Rate Changes on Cash	—	2	5
Net Decrease in Cash and Cash Equivalents	(162)	(195)	(674)
Cash and Cash Equivalents, Beginning of Year	935	1,130	1,804
Cash and Cash Equivalents, End of Year	$ 773	$ 935	$ 1,130

The accompanying Notes are an integral part of these Consolidated Financial Statements.

LIMITED BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Limited Brands, Inc. ("the Company") operates in the highly competitive specialty retail business. The Company is a specialty retailer of women's intimate and other apparel, beauty and personal care products and accessories. The Company sells its merchandise through company-owned specialty retail stores in the United States ("U.S."), Canada and the United Kingdom, which are primarily mall-based, and through its websites, catalogue and other channels. The Company's other international operations are primarily through franchise, license and wholesale partners. The Company currently operates the following retail brands:

- Victoria's Secret
- Victoria's Secret Pink
- Bath & Body Works
- La Senza
- Henri Bendel

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. As used herein, "2012" refers to the 53-week period ending February 2, 2013. "2011" and "2010" refer to the 52-week periods ending January 28, 2012 and January 29, 2011, respectively.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in Costs of Goods Sold, Buying and Occupancy on the Consolidated Statements of Income. The Company's share of net income or loss of all other unconsolidated entities is included in Other Income on the Consolidated Statements of Income. The Company's equity investments are required to be tested for impairment when it is determined there may be an other than temporary loss in value.

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners. The Company is accounting for its continuing investment under the equity method of accounting. For additional information, see Note 9, "Equity Investments and Other."

Express

Through May 12, 2010, the Company had a 25% ownership interest in Express and accounted for this investment under the equity method of accounting. On May 13, 2010, Express completed an initial public offering ("IPO").

Additionally, the Company sold a portion of its shares of common stock in Express in conjunction with the IPO. As a result, the Company's ownership interest was diluted from 25% to 18%. The Company eliminated in consolidation 25% of merchandise sourcing sales to Express through May 12, 2010 and eliminated 18% from May 13, 2010 through the end of the second quarter of 2010.

Based on the Company's reduced ownership in Express, the resulting loss of contractual rights and the resignation of the Company's seats on Express' Board of Directors in August 2010, the Company concluded that it was no longer appropriate to account for its investment in Express using the equity method of accounting. Thus, at the beginning of the third quarter of 2010, the Company commenced accounting for its investment in Express using the cost method of accounting. As a result of the accounting change, the Company ceased recording equity income (loss) from Express in Other Income on the Consolidated Statement of Income and the Company also began recognizing 100% of gross merchandise sourcing revenue from Express.

In April 2011, the Company sold a portion of its remaining shares of common stock in Express in an Express secondary offering, which reduced the Company's ownership in Express to 8%. A gain was recognized upon the disposition of the shares. In April 2011, the Company also formally renounced its rights to its Express Board of Directors' seat. As a result, the Company changed its accounting for its investment in Express from the cost method to the available-for-sale method of accounting in the first quarter of 2011.

In July 2011, the Company contributed all of its remaining shares of common stock in Express to The Limited Brands Foundation. For additional information, see Note 9, "Equity Investments and Other."

Limited Stores

Through June 9, 2010, the Company had a 25% ownership interest in Limited Stores. The Company accounted for this investment under the equity method of accounting and eliminated in consolidation 25% of gross merchandise sourcing revenue to Limited Stores equal to the Company's ownership percentage. On June 10, 2010, the Company divested its remaining 25% ownership percentage in Limited Stores and resigned its seats on Limited Stores' Board of Directors. Beginning June 10, 2010, the Company ceased recording equity income (loss) from Limited Stores and the Company also began recognizing 100% of gross merchandise sourcing revenue to Limited Stores. For additional information, see Note 9, "Equity Investments and Other."

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company's outstanding checks, which amounted to $59 million as of February 2, 2013 and $69 million as of January 28, 2012, are included in Accounts Payable on the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents and derivative contracts with various major financial institutions. The Company monitors the relative credit standing of financial institutions with whom the Company transacts and limits the amount of credit exposure with any one entity. Currently, the Company's investment portfolio is comprised of U.S. and Canadian government obligations, U.S. Treasury and AAA-rated money market funds, bank time deposits and highly rated commercial paper.

The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which the Company grants credit terms in the normal course of business.

Inventories

Inventories are principally valued at the lower of cost or market, on a weighted-average cost basis.

The Company records valuation adjustments to its inventories if the cost of specific inventory items on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and operating trends.

Catalogue and Advertising Costs

The Company capitalizes the direct costs of producing and distributing its catalogues and amortizes the costs over the expected future revenue stream, which is generally over a three month period from the date the catalogues are mailed.

The Company's capitalized direct response advertising costs amounted to $15 million and $17 million as of February 2, 2013 and January 28, 2012, respectively, and are included in Other Current Assets on the Consolidated Balance Sheets. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalogue and advertising costs amounted to $460 million for 2012, $474 million for 2011 and $473 million for 2010.

Property and Equipment

The Company's property and equipment are recorded at cost and depreciation/amortization is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Software, including software developed for internal use	3 - 7 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years


Form 10-K

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

Goodwill and Intangible Assets

The Company has certain intangible assets resulting from business combinations and acquisitions that are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over their respective estimated useful lives ranging from 3 to 10 years.

Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the estimated undiscounted future cash flows related to the asset are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset.

Goodwill is reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. First, pursuant to Accounting Standards Update ("ASU") No. 2011-08, *Testing Goodwill for Impairment*, the Company performs a qualitative assessment to determine whether it is more likely than not that each reporting unit's fair value is less than its carrying value, including goodwill. If the Company determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company then estimates the fair value of all assets and liabilities of that reporting unit, including the implied fair value of goodwill, through either estimated discounted future cash flows or market-based methodologies. If the carrying value of goodwill exceeds the implied fair value, the Company recognizes an impairment charge equal to the difference. The Company's reporting units are determined in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 350, *Intangibles—Goodwill and Other*. The Company's reporting units that have goodwill are Victoria's Secret Stores, Victoria's Secret Direct, Bath & Body Works and La Senza.

Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. First, pursuant to ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, the Company performs a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If the Company determines that it is more likely than not that the fair value of the asset is less than its carrying amount, the Company estimates the fair value, usually determined by the estimated discounted future cash flows of the asset, compares that value with its carrying amount and records an impairment charge, if any.

If future economic conditions are different than those projected by management, future impairment charges may be required.

Leases and Leasehold Improvements

The Company has leases that contain predetermined fixed escalations of minimum rentals and/or rent abatements subsequent to taking possession of the leased property. The Company recognizes the related rent expense on a straight-line basis commencing upon the store possession date. The Company records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. The Company's liability for predetermined fixed escalations of minimum rentals and/or rent abatements amounted to $120 million as of February 2, 2013 and $113 million as of January 28, 2012. These liabilities are included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company receives construction allowances from landlords related to its retail stores. These allowances are generally comprised of cash amounts received by the Company from its landlords as part of the negotiated lease terms. The Company records a receivable and a landlord allowance at the lease commencement date (date of initial possession of the store). The landlord allowance is amortized on a straight-line basis as a reduction of rent expense over the term of the lease (including the pre-opening build-out period) and the receivable is reduced as amounts are received from the landlord. The Company's unamortized portion of landlord allowances, which amounted to $178 million as of February 2, 2013 and $181 million as of January 28, 2012, is included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments are recorded as a component of Comprehensive Income in the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Total Equity (Deficit).

Derivative Financial Instruments

The Company uses derivative instruments designated as cash flow hedges or fair value hedges and non-designated derivative instruments to manage exposure to foreign currency exchange rates and interest rates. The Company does not use derivative financial instruments for trading purposes. All derivative financial instruments are recorded on the Consolidated Balance Sheets at fair value.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

For derivative instruments that are designated and qualify as fair value hedges, the changes in the fair value of the derivative instrument have an equal and offsetting impact to the carrying value of the liability on the balance sheet.

For derivative instruments that are not designated as hedging instruments, the gain or loss on the derivative instrument is recognized in current earnings.

Fair Value

The authoritative guidance included in Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosure,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted market prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, property and equipment and goodwill and intangible assets in accordance with the provisions of ASC Topic 820.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company's Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, it uses an annual effective income tax rate based on annual income, permanent differences between book and tax income and statutory income tax rates. The Company adjusts the annual effective income tax rate as additional information on outcomes or events becomes available. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity interests of consolidated affiliates not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to employees and directors as compensation cost over the service period based on their estimated fair value on the date of grant.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise, which for direct response revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and estimated delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy on the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on prior experience. Net Sales exclude sales tax collected from customers.

The Company's brands sell gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes income from gift cards when they are redeemed by the customer. In addition, the Company recognizes income on unredeemed gift cards when it can determine that the likelihood of the gift card being redeemed is remote and that there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise and wholesale arrangements. Revenue recognized under franchise arrangements generally consists of royalties earned upon sale of merchandise by franchisees to third-party customers. Revenue is generally recognized under wholesale arrangements at the time the title passes to the customer.

The Company recognizes revenue associated with merchandise sourcing and production services provided to third parties. Revenue is recognized at the time the title passes to the customer.

Costs of Goods Sold, Buying and Occupancy

The Company's costs of goods sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company's buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for its buying departments and distribution network, rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses, catalogue amortization and depreciation for the Company's stores, warehouse facilities and equipment.

General, Administrative and Store Operating Expenses

The Company's general, administrative and store operating expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including corporate functions), marketing, advertising and other operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates and the Company revises its estimates and assumptions as new information becomes available.

2. New Accounting Pronouncements

Indefinite-Lived Intangible Assets

In July 2012, the Financial Accounting Standards Board ("FASB") issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. However, if a company concludes otherwise, it must calculate the fair value of the asset, compare that value with its carrying amount and record an impairment charge, if any. This guidance will be effective beginning in fiscal 2013, however, early adoption is permitted. The Company adopted this guidance in the fourth quarter of 2012. ASU 2012-02 did not have an impact on the Company's consolidated results of operations, financial position or cash flows.

Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which amends ASC 220, *Comprehensive Income*. This guidance requires companies to disclose, in one place, information about reclassifications out of accumulated other comprehensive income ("AOCI"). For significant items reclassified out of AOCI to net income in their entirety in the same reporting period, reporting (either on the face of the statement where net income is presented or in the notes) is required about the effect of the reclassifications on the respective line items in the statement where net income is presented. For items that are not reclassified to net income in their entirety in the same period, a cross reference to other disclosures currently required under US GAAP is required in the notes. This guidance is required to be adopted in fiscal year 2013, however, early adoption is permitted. ASU 2013-02 will not have an impact on the Company's consolidated results of operations, financial position or cash flows. The Company is currently evaluating the provisions of this ASU.

3. Earnings Per Share

Earnings per basic share are computed based on the weighted-average number of outstanding common shares. Earnings per diluted share include the weighted-average effect of dilutive options and restricted stock on the weighted-average shares outstanding.

The following table provides shares utilized for the calculation of basic and diluted earnings per share for 2012, 2011 and 2010:

	2012	2011	2010
	(in millions)		
Weighted-average Common Shares:			
Issued Shares (a)	302	323	326
Treasury Shares (a)	(12)	(19)	(3)
Basic Shares	290	304	323
Effect of Dilutive Options and Restricted Stock	7	10	10
Diluted Shares	297	314	333
Anti-dilutive Options and Awards (b)	1	1	2

(a) In December 2011, the Company retired 39 million shares of its Treasury Stock.

(b) These options and awards were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

4. Divestitures

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners for pre-tax cash proceeds of $124 million. The Company recorded a pre-tax gain on the divestiture of $111 million in the fourth quarter of 2011. For additional information, see Note 9, "Equity Investments and Other."

Express

During the period between May 2010 through July 2011, the Company completed the divestiture of its remaining 25% ownership in Express through the following transactions:

- In May 2010, Express completed an IPO and the Company sold 1.3 million shares of its common stock in Express for $20 million, reducing its ownership interest to 18%. As a result of these events, the Company recognized a pre-tax gain of $52 million.
- In December 2010, the Company sold 3.6 million shares of its common stock in Express for $52 million, reducing its ownership interest to 14%. As a result, the Company recognized a pre-tax gain of $45 million.
- In April 2011, the Company sold 5.5 million shares of its common stock in Express for $99 million, reducing its ownership interest to 8%. As a result, the Company recognized a pre-tax gain of $86 million.
- In July 2011, the Company contributed its remaining 7.2 million shares of common stock to The Limited Brands Foundation, reducing its ownership interest to 0%. At the time of the charitable contribution, the stock was worth $163 million. As a result of the contribution, the Company recognized a non-taxable gain of $147 million.

For additional information, see Note 9, "Equity Investments and Other."

Limited Stores

In June 2010, the Company completed the divestiture of its remaining 25% ownership interest in Limited Stores and resigned its seats on Limited Stores' Board of Directors. The Company received pre-tax net cash proceeds of $32 million from the divestiture which resulted in a pre-tax gain of $20 million. For additional information, see Note 9, "Equity Investments and Other."

5. Restructuring Activities

During the fourth quarter of 2011, the Company initiated a restructuring program designed to resize a portion of La Senza's store fleet and relocate its home office from Montreal, Canada to Columbus, Ohio. The Company recognized a pre-tax charge consisting of contract termination costs, severance and other costs of $24 million, including non-cash charges of $5 million, in the fourth quarter of 2011. The restructuring charges of $17 million and $7 million are included in Cost of Goods Sold, Buying and Occupancy and General, Administrative and Store Operating Expenses, respectively, on the 2011 Consolidated Statement of Income. In 2012, the Company made cash payments of $11 million and decreased the estimate of expected contract termination costs by $3 million related to this restructuring program. This $3 million change in estimate was included in Cost of Goods Sold, Buying and Occupancy on the 2012 Consolidated Statements of Income. Of the remaining balance of $5 million, $4 million is included in Accrued Expenses and Other and $1 million is included in Other Long-term Liabilities on the 2012 Consolidated Balance Sheet.

During the second quarter of 2012, the Company initiated a second restructuring program designed to further resize the La Senza store fleet. In 2012, the Company recognized a pre-tax charge of $17 million, including non-cash charges of $6 million. Restructuring charges of $16 million and $1 million are included in Cost of Goods

Sold, Buying and Occupancy and General, Administrative and Store Operating Expenses, respectively, on the 2012 Consolidated Statement of Income. In 2012, the Company made cash payments of $5 million related to this restructuring program. Of the remaining balance of $6 million, $2 million is included in Accrued Expenses and Other and $4 million is included in Other Long-term Liabilities on the 2012 Consolidated Balance Sheet.

6. Inventories

The following table provides details of inventories as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Finished Goods Merchandise	$ 916	$926
Raw Materials and Merchandise Components	88	71
Total Inventories	$1,004	$997

7. Property and Equipment, Net

The following table provides details of property and equipment, net as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Land	$ 60	$ 61
Buildings and Improvements	402	403
Furniture, Fixtures, Software and Equipment	2,715	2,528
Leaseholds Improvements	1,359	1,236
Construction in Progress	186	159
Total	4,722	4,387
Accumulated Depreciation and Amortization	(2,919)	(2,743)
Property and Equipment, Net	$ 1,803	$ 1,644

Depreciation expense was $386 million in 2012 and $387 million in both 2011 and 2010.

In the fourth quarter of 2012, the Company concluded that the continued negative operating results of the Henri Bendel business was an indicator of potential impairment for the Henri Bendel long-lived stores assets. The Company calculated the impairment by comparing the estimated discounted cash flows at the individual store level to its respective carrying value and recognized an impairment charge of $27 million. This impairment charge is included in Cost of Goods Sold, Buying & Occupancy on the 2012 Consolidated Statement of Income. The remaining carrying value of the Henri Bendel long-lived stores assets subsequent to the impairment is $6 million as of February 2, 2013.

8. Goodwill, Trade Names and Other Intangible Assets, Net

Goodwill

The following table provides the rollforward of goodwill for the fiscal years ended February 2, 2013 and January 28, 2012:

	Victoria's Secret	Bath & Body Works	Other	Total
		(in millions)		
Balance as of January 29, 2011	$690	$628	$ 133(a)	$1,451
Impairment	—	—	(119)	(119)
Foreign Currency Translation	—	—	(2)	(2)
Balance as of January 28, 2012	690	628	12	1,330
Impairment	—	—	(12)	(12)
Balance as of February 2, 2013	$690	$628	$ —	$1,318

(a) Balance is presented net of a $189 million La Senza impairment recognized in the fourth quarter of 2008.

The Company tests for goodwill impairment at the reporting unit level. The Company's reporting units with goodwill balances at February 2, 2013 were the Victoria's Secret and Bath & Body Works operating segments. Goodwill associated with the La Senza reporting unit is fully impaired at February 2, 2013.

Intangible Assets—Indefinite Lives

Intangible assets with indefinite lives represent the Victoria's Secret and Bath & Body Works trade names which are included in Trade Names and Other Intangible Assets, Net on the Consolidated Balance Sheets. The following table provides additional detail regarding the composition of trade names as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Victoria's Secret	$246	$246
Bath & Body Works	165	165
La Senza	—	75
Intangible Assets—Trade Names	$411	$486

The La Senza trade name is fully impaired as of February 2, 2013.

Intangible Assets—Finite Lives

Intangible assets with finite lives represent certain trademarks and customer relationships. These assets totaled $1 million and $9 million as of February 2, 2013 and January 28, 2012, respectively, and are included in Trade Names and Other Intangible Assets, Net on the Consolidated Balance Sheets. Amortization expense was $3 million for 2012, $4 million for 2011 and $7 million for 2010. Estimated future annual amortization expense will be approximately $1 million in 2013 and less than $1 million in 2014 and 2015.

Impairment Charges

La Senza

In conjunction with the January 2007 acquisition of La Senza, the Company recognized goodwill, intangible assets with indefinite lives and intangible assets with finite lives. These assets are included in the La Senza reporting unit which is included in Other in the Company's segment reporting.

2008

In the fourth quarter of 2008, the Company completed its annual impairment testing. During the latter half of 2008, La Senza's operating results were negatively impacted by the global economic downturn and the resulting impact on the Canadian retail environment as well as other factors. As part of the annual impairment evaluation, the Company assessed the recoverability of goodwill using a discounted cash flow methodology. The Company concluded that the carrying value of the La Senza goodwill exceeded the implied fair value based on the estimated fair value of the La Senza reporting unit. Accordingly, the Company recorded a goodwill impairment charge of $189 million. Prior to completing the goodwill impairment evaluation, the Company performed its annual impairment analysis for indefinite-lived trade names. Based on its evaluation using a relief from royalty and other discounted cash flow methodologies, the Company concluded that certain La Senza trade name assets were impaired. Accordingly, the Company recorded an impairment charge of $25 million to reduce the carrying value of these assets to their estimated fair values. The Company also recognized a $1 million impairment charge related to a finite lived trade name asset.

2009

In the fourth quarter of 2009, the Company made the decision to exit the La Senza Girl business and recorded an impairment charge of $3 million to write-off the La Senza Girl trade name and other minor trade names.

2011

In the fourth quarter of 2011, the Company completed its annual impairment testing. During 2011, La Senza's operating results failed to meet the Company's expectations, as both comparable store sales and gross profit were below the Company's beginning of year expectations especially in the critical fourth quarter holiday period. As part of the annual impairment evaluation, the Company assessed the recoverability of goodwill using a discounted cash flow methodology. The Company concluded that the carrying value of the La Senza goodwill exceeded the implied fair value based on the estimated fair value of the La Senza reporting unit. Accordingly, the Company recorded a goodwill impairment charge of $119 million. The goodwill impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

Prior to completing the goodwill impairment evaluation, the Company performed its annual impairment analysis for its indefinite-lived trade name. Based on its evaluation using relief from royalty and other discounted cash flow methodologies, the Company concluded that the La Senza trade name asset was impaired. Accordingly, the Company recorded an impairment charge of $112 million to reduce the carrying value of the trade name asset to its estimated fair value. The Company also recognized a $1 million impairment charge related to a lease-related intangible asset. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2011 Consolidated Statement of Income.

2012

In the fourth quarter of 2012, the Company completed its annual impairment testing. During 2012, La Senza's operating results again failed to meet the Company's expectations, as both comparable store sales and gross profit were below our beginning of year expectations. As part of the annual impairment evaluation, the Company assessed the recoverability of goodwill using a discounted cash flow methodology. The Company concluded that the carrying value of the La Senza goodwill exceeded the implied fair value based on the estimated fair value of the La Senza reporting unit. Accordingly, the Company recorded a goodwill impairment charge of $12 million which fully impaired La Senza's remaining goodwill. The goodwill impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2012 Consolidated Statement of Income.

Prior to completing the goodwill impairment evaluation, the Company performed its annual impairment analysis for its indefinite-lived trade name. Based on its evaluation using relief from royalty and other discounted cash flow methodologies, the Company concluded that the La Senza trade name asset was impaired. Accordingly, the

Company recorded an impairment charge of $75 million to reduce the carrying value of the trade name asset to zero. The Company also recognized a $6 million impairment charge related to certain finite-lived customer relationship intangible assets. These impairment charges are included in Impairment of Goodwill and Other Intangible Assets on the 2012 Consolidated Statement of Income.

Other

In the fourth quarter of 2010, the Company concluded that a sub-brand trade name would no longer be utilized within the Victoria's Secret business. The Company compared the estimated fair value of the trade name using a relief from royalty methodology to the carrying value and concluded that the trade name was fully impaired. As a result, the Company recognized an impairment charge of $6 million. This impairment charge is included in Impairment of Goodwill and Other Intangible Assets on the 2010 Consolidated Statement of Income.

9. Equity Investments and Other

Third-party Apparel Sourcing Business

On October 31, 2011, the Company divested 51% of its ownership interest in its third-party apparel sourcing business to affiliates of Sycamore Partners for pre-tax cash proceeds of $124 million. The Company's remaining ownership interest is accounted for under the equity method of accounting. The proceeds are included in Proceeds from Divestiture of Third-party Apparel Sourcing Business within the Investing Activities section on the 2011 Consolidated Statement of Cash Flows. The Company recorded a pre-tax gain on the divestiture of $111 million in the fourth quarter of 2011 which is included in Gain on Divestiture of Third-party Apparel Sourcing Business on the 2011 Consolidated Statement of Income. In the first quarter of 2012, the Company received additional pre-tax cash proceeds of $11 million as settlement of a working capital adjustment. The proceeds are included in Other Investing Activities within the Investing Activities section of the 2012 Consolidated Statement of Cash Flows.

In conjunction with the transaction, the Company entered into transition services agreements whereby the Company is providing support in various operational areas including logistics, technology and finance. The terms of these transition services arrangements vary and range from two months to three years.

In the fourth quarter of 2012, the Company received a $28 million dividend from the third-party apparel sourcing business. This reduced the Company's carrying value in the investment. Of this dividend, $22 million is included in Return of Capital from Third-party Apparel Sourcing Business Investment within the Investing Activities section of the 2012 Consolidated Statement of Cash Flows and $6 million is included in Other Assets and Liabilities within the Operating Activities section of the 2012 Consolidated Statement of Cash Flows.

The Company's carrying value for this investment was $52 million as of February 2, 2013 and $72 million as of January 28, 2012 and is included in Other Assets on the February 2, 2013 and January 28, 2012 Consolidated Balance Sheets. The Company's share of net income (loss) from this investment is included in Other Income on the Consolidated Statements of Income.

Express

In July 2007, the Company completed the divestiture of 75% of its ownership interest in Express.

In March 2010, Express completed a cash distribution to its owners and the Company received $57 million. The Company's portion representing a return on capital was $8 million and is included in Other Assets and Liabilities within the Operating Activities section of the 2010 Consolidated Statement of Cash Flows. The remaining portion representing a return of capital is $49 million and is included in Return of Capital from Express within the Investing Activities section of the 2010 Consolidated Statement of Cash Flows. The proceeds received from the cash distribution were in excess of the Company's carrying value of the investment in Express. As a result, the carrying value was reduced to zero as of the date of the cash distribution and a pre-tax gain of $49 million was recorded. The pre-tax gain is included in Other Income on the 2010 Consolidated Statement of Income.

On May 13, 2010, Express completed an IPO and the Company sold 1.3 million shares of its common stock in Express for $20 million. As a result, the Company's ownership interest was diluted from 25% to 18% and the carrying value of the Company's remaining investment was increased to reflect the proportional impact of the IPO. As a result of these events, the Company recognized a pre-tax gain of $52 million, which is included in Other Income on the 2010 Consolidated Statement of Income.

Based on the Company's reduced ownership in Express, the resulting loss of contractual rights and the resignation of the Company's seats on Express' Board of Directors in August 2010, the Company concluded that it was no longer appropriate to account for its investment in Express using the equity method of accounting. At the beginning of the third quarter of 2010, the Company commenced accounting for its investment in Express using the cost method of accounting. As a result of the accounting change, the Company ceased recording equity income (loss) from Express in Other Income on the Consolidated Statement of Income and the Company also began recognizing 100% of merchandise sourcing sales to Express.

On December 15, 2010, Express completed a secondary offering and the Company sold an additional 3.6 million shares of its common stock in Express for $52 million. As a result, the Company's ownership interest was diluted from 18% to 14% and the Company recognized a pre-tax gain of $45 million, which is included in Other Income on the 2010 Consolidated Statement of Income. Express also completed a cash dividend to its owners in December 2010 and the Company received $7 million. As a result of the dividend, the Company recognized a pre-tax gain of $7 million, which is also included in Other Income on the 2010 Consolidated Statement of Income.

On April 12, 2011, the Company sold 5.5 million shares of its common stock in Express for $99 million. As a result, the Company's ownership interest was reduced from 14% to 8% and the Company recognized a pre-tax gain of $86 million, which is included in Other Income on the 2011 Consolidated Statement of Income. On April 21, 2011, the Company formally renounced its rights to its Express Board of Directors' seat. As a result, the Company commenced accounting for its investment in Express using the available-for-sale method of accounting in the first quarter of 2011.

In July 2011, the Company contributed all of its remaining 7.2 million shares of Express, valued at $163 million, to The Limited Brands Foundation. As a result, the Company recognized contribution expense in 2011 of $163 million which is included in General, Administrative and Store Operating Expenses on the 2011 Consolidated Statement of Income. The Company also recognized a non-taxable gain of $147 million representing the difference between the market value of the Express shares on the date of the contribution and the Company's net carrying value. The gain is included in Other Income on the 2011 Consolidated Statement of Income.

The Company maintains agreements with Express whereby the Company continues to provide logistics services and lease office space. The Company's third-party apparel sourcing business, which the Company divested in the fourth quarter of 2011, also continues to provide merchandise sourcing services to Express. The Company recognized merchandise sourcing revenue from Express of $325 million in 2011 and $384 million in 2010. These amounts are net of the elimination of merchandise sourcing revenue equal to the Company's ownership percentage through the second quarter of 2010.

Limited Stores

In August 2007, the Company completed the divestiture of 75% of its ownership interest in Limited Stores.

In February 2010, Limited Stores completed a cash distribution to its owners and the Company received $7 million. The proceeds received from the cash dividend reduced the Company's carrying value of the investment in Limited Stores. The distribution represented a return of capital and is included in Return of Capital from Limited Stores within the Investing Activities section on the 2010 Consolidated Statement of Cash Flows.

In June 2010, the Company completed the divestiture of its remaining 25% ownership interest in Limited Stores and resigned its seats on Limited Stores' Board of Directors. The Company received pre-tax net cash proceeds of

$32 million from the divestiture which are included in Proceeds from Divestiture of Limited Stores within the Investing Activities section on the 2010 Consolidated Statement of Cash Flows. The Company recorded a pre-tax gain on the divestiture of $20 million. The pre-tax gain is included in Other Income on the 2010 Consolidated Statement of Income. The Company ceased recording equity income (loss) from Limited Stores in Other Income on the Consolidated Statement of Income, and the Company began recognizing 100% of merchandise sourcing sales to Limited Stores following the divestiture.

The Company maintains agreements with Limited Stores whereby the Company continues to provide logistics services. The Company's third-party apparel sourcing business, which the Company divested in the fourth quarter of 2011, also continues to provide merchandise sourcing services to Limited Stores. The Company recognized merchandise sourcing revenue from Limited Stores of $83 million in 2011 and $62 million in 2010. The amounts are net of the elimination of merchandise sourcing revenue equal to the Company's ownership percentage through the second quarter of 2010.

Easton Investment

The Company has land and other investments in Easton, a 1,300 acre planned community in Columbus, Ohio that integrates office, hotel, retail, residential and recreational space. These investments, at cost, totaled $75 million as of February 2, 2013 and $70 million as of January 28, 2012 and are recorded in Other Assets on the Consolidated Balance Sheets. In the third quarter of 2012, the Company received $13 million in cash distributions from certain of the Company's investments in Easton which are included in Return of Capital from Easton Investments within the Investing Activities section on the 2012 Consolidated Statement of Cash Flow. The Company recognized a pre-tax gain of $13 million which is included in Other Income on the 2012 Consolidated Statements of Income.

Included in the Company's Easton investments is an equity interest in Easton Town Center, LLC ("ETC"), an entity that owns and has developed a commercial entertainment and shopping center. The Company's investment in ETC is accounted for using the equity method of accounting. The Company has a majority financial interest in ETC, but another unaffiliated member manages ETC. Certain significant decisions regarding ETC require the consent of unaffiliated members in addition to the Company.

10. Accrued Expenses and Other

The following table provides additional information about the composition of accrued expenses and other as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Deferred Revenue, Principally from Gift Card Sales	$202	$196
Compensation, Payroll Taxes and Benefits	180	171
Taxes, Other Than Income	84	67
Interest	79	50
Insurance	37	36
Returns Reserve	28	30
Rent	26	21
Other	171	199
Total Accrued Expenses and Other	$807	$770

11. Income Taxes

The following table provides the components of the Company's provision for income taxes for 2012, 2011 and 2010:

	2012	2011	2010
	(in millions)		
Current:			
U.S. Federal	$432	$357	$406
U.S. State	67	46	54
Non-U.S.	18	11	10
Total	517	414	470
Deferred:			
U.S. Federal	14	6	(20)
U.S. State	4	1	(3)
Non-U.S.	(7)	(44)	(1)
Total	11	(37)	(24)
Provision for Income Taxes	$528	$377	$446

The Non-U.S. component of pre-tax income, arising principally from overseas operations, was income of $1 million for 2012, a loss of $37 million for 2011 and income of $42 million for 2010. The 2012 income included the impact of the $93 million impairment of goodwill and other intangible assets at La Senza. The 2011 loss included the impact of the $232 million impairment of goodwill and other intangible assets at La Senza as well as the Non-U.S. portion of the gain on the divestiture of the third-party apparel sourcing business of $105 million.

The 2011 Non-U.S. deferred benefit of $44 million is primarily the result of the reversal of a deferred tax liability associated with the La Senza trade name established upon the acquisition of La Senza.

The Company's income taxes payable has been reduced by the excess tax benefits from employee stock plan awards. For stock options, the Company receives an excess income tax benefit calculated as the tax effect of the difference between the fair market value of the stock at the time of grant and exercise. For restricted stock, the Company receives an excess income tax benefit calculated as the tax effect of the difference between the fair market value of the stock at the time of grant and vesting. The Company had net excess tax benefits from equity awards of $116 million, $48 million and $19 million in 2012, 2011 and 2010, respectively, which were reflected as increases to equity.

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2012, 2011 and 2010:

	2012	2011	2010
Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes, Net of Federal Income Tax Effect	4.0%	4.0%	3.5%
Express Charitable Contribution	—	(5.0)%	—
Deductible Loss on Divestiture of Limited Stores	—	—	(2.4)%
Non-deductible Impairment of Goodwill and Other Intangible Assets	2.4%	4.3%	—
Non-U.S. Portion of the Divestiture of Third-party Apparel Sourcing Business	—	(3.0)%	—
Impact of Non-U.S. Operations	1.1%	(2.2)%	0.5%
Other Items, Net	(1.3)%	(2.4)%	(1.0)%
Effective Tax Rate	41.2%	30.7%	35.6%

No deferred tax liability is currently recorded on Non-U.S. affiliated earnings as the tax basis is greater than the carrying value on those Non-U.S. affiliates.

Deferred Taxes

The following table provides the effect of temporary differences that cause deferred income taxes as of February 2, 2013 and January 28, 2012. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

	February 2, 2013			January 28, 2012		
	Assets	Liabilities	Total	Assets	Liabilities	Total
			(in millions)			
Leases	$ 43	$ —	$ 43	$ 45	$ —	$ 45
Non-qualified Retirement Plan	86	—	86	82	—	82
Property and Equipment	—	(190)	(190)	—	(190)	(190)
Goodwill	—	(15)	(15)	—	(15)	(15)
Trade Names and Other Intangibles	—	(138)	(138)	—	(139)	(139)
Charitable Contribution Carryforwards	—	—	—	23	—	23
State Net Operating Loss Carryforwards	23	—	23	26	—	26
Non-U.S. Operating Loss Carryforwards	151	—	151	40	—	40
Valuation Allowance	(171)	—	(171)	(59)	—	(59)
Other, Net	67	—	67	55	—	55
Total Deferred Income Taxes	$ 199	$(343)	$(144)	$212	$(344)	$(132)

As of February 2, 2013, the Company had available for state income tax purposes net operating loss carryforwards which expire, if unused, in the years 2013 through 2028. The Company has analyzed the realization of the state net operating loss carryforwards on an individual state basis. For those states where the Company has determined that it is more likely than not that the state net operating loss carryforwards will not be realized, a valuation allowance has been provided for the deferred tax asset.

As of February 2, 2013, the Company had available for non-U.S. tax purposes net operating loss carryforwards which expire, if unused, in the years 2027 through 2032. The Company has determined that it is more likely than not that all of the net operating loss carryforwards will not be realized and a valuation allowance has been provided for the net deferred tax assets, including the net operating loss carryforwards, of the related tax loss entities.

Income tax payments were $336 million for 2012, $400 million for 2011 and $376 million for 2010.

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state & non-U.S. tax jurisdictions for 2012, 2011 and 2010, without interest and penalties:

	2012	2011	2010
		(in millions)	
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$146	$147	$115
Increases in Unrecognized Tax Benefits for Prior Years	13	4	17
Decreases in Unrecognized Tax Benefits for Prior Years	(19)	(33)	(17)
Increases in Unrecognized Tax Benefits as a Result of Current Year Activity	52	45	40
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	(1)	(9)	(2)
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(6)	(8)	(6)
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$185	$146	$147

Of the $185 million, $146 million and $147 million of total unrecognized tax benefits at February 2, 2013, January 28, 2012, and January 29, 2011, respectively, approximately $160 million, $131 million and $130 million, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

Of the total unrecognized tax benefits, it is reasonably possible that $135 million could change in the next twelve months due to audit settlements, expiration of statute of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in amounts which could be different from this estimate. In such case, the Company will record additional tax expense or tax benefit in the period in which such matters are effectively settled.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized interest and penalties expense of $1 million in 2012, benefit of $7 million in 2011 and expense of $2 million in 2010. The Company has accrued approximately $26 million, $25 million and $32 million for the payment of interest and penalties as of February 2, 2013, January 28, 2012, and January 29, 2011, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files U.S. federal income tax returns as well as income tax returns in various states and in non-U.S. jurisdictions. At the end of 2012, the Company was subject to examination by the IRS for 2009 through 2011. The Company is also subject to various U.S. state and local income tax examinations for the years 2004 to 2011. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2002 to 2011. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

12. Long-term Debt

The following table provides the Company's long-term debt balance as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Senior Unsecured Debt with Subsidiary Guarantee		
$1 billion, 5.625% Fixed Interest Rate Notes due February 2022 ("2022 Notes")	$1,000	$ —
$1 billion, 6.625% Fixed Interest Rate Notes due April 2021 ("2021 Notes")	1,000	1,000
$500 million, 8.50% Fixed Interest Rate Notes due June 2019, Less Unamortized Discount ("2019 Notes")	489	488
$400 million, 7.00% Fixed Interest Rate Notes due May 2020 ("2020 Notes")	400	400
Total Senior Unsecured Debt with Subsidiary Guarantee	$2,889	$1,888
Senior Unsecured Debt		
$700 million, 6.90% Fixed Interest Rate Notes due July 2017, Less Unamortized Discount ("2017 Notes") (a)	$ 721	$ 724
$350 million, 6.95% Fixed Interest Rate Debentures due March 2033, Less Unamortized Discount ("2033 Notes")	350	350
$300 million, 7.60% Fixed Interest Rate Notes due July 2037, Less Unamortized Discount ("2037 Notes")	299	299
5.25% Fixed Interest Rate Notes due November 2014, Less Unamortized Discount ("2014 Notes") (b)	218	220
6.125% Fixed Interest Rate Notes due December 2012, Less Unamortized Discount ("2012 Notes")	—	57
Total Senior Unsecured Debt	$1,588	$1,650
Total	$4,477	$3,538
Current Portion of Long-term Debt	—	(57)
Total Long-term Debt, Net of Current Portion	$4,477	$3,481

(a) The balances include a fair value interest rate hedge adjustment which increased the debt balance by $22 million as of February 2, 2013 and $25 million as of January 28, 2012.
(b) The principal balance outstanding was $213 million as of both February 2, 2013 and January 28, 2012. The balances include a fair value interest rate hedge adjustment which increased the debt balance by $5 million as of February 2, 2013 and $7 million as of January 28, 2012.

The following table provides principal payments due on long-term debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year (in millions)	
2013	$ —
2014	213
2015	—
2016	—
2017	700
Thereafter	3,550

Cash paid for interest was $276 million in 2012, $225 million in 2011 and $209 million in 2010.

Issuance of Notes

In May 2010, the Company issued $400 million of 7.00% notes due in May 2020 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2020 Notes are jointly and severally guaranteed on a full and unconditional basis by certain of the Company's 100% owned subsidiaries (such subsidiaries, the "Guarantors"). The proceeds from the issuance were $390 million, which were net of issuance costs of $10 million. These issuance costs are being amortized through the maturity date of May 2020 and are included within Other Assets on the Consolidated Balance Sheets.


Form 10-K

In March 2011, the Company issued $1 billion of 6.625% notes due in April 2021 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2021 Notes are jointly and severally guaranteed on a full and unconditional basis by the Guarantors. The proceeds from the issuance were $981 million, which were net of issuance costs of $19 million. These issuance costs are being amortized through the maturity date of April 2021 and are included within Other Assets on the Consolidated Balance Sheets.

In February 2012, the Company issued $1 billion of 5.625% notes due in February 2022 utilizing an existing shelf registration under which debt securities, common and preferred stock and other securities can be issued. The 2022 Notes are jointly and severally guaranteed on a full and unconditional basis by the Guarantors. The proceeds from the issuance were $985 million, which were net of issuance costs of $15 million. These transaction costs are being amortized through the maturity date of February 2022 and are included within Other Assets on the 2012 Consolidated Balance Sheet.

Repurchase of Notes

In May 2010, the Company used a portion of the proceeds from the 2020 Notes to repurchase $134 million of the Company's 2012 Notes for $144 million. The Company used the remaining portion of the proceeds from the 2020 Notes to repurchase $266 million of the 2014 Notes for $277 million. The loss on extinguishment of this debt was $25 million and is included in Other Income on the 2010 Consolidated Statement of Income.

In August 2010, the Company repurchased $20 million and $1 million of the 2014 Notes and the 2012 Notes, respectively, through open-market transactions.

Revolving Facility

On July 15, 2011, the Company entered into an amendment and restatement ("Amendment") of its secured revolving credit facility ("Revolving Facility"). The Amendment increased the aggregate amount of the commitments of the lenders under the Revolving Facility to $1 billion and extended the termination date to July 15, 2016. In addition, the Amendment reduced fees payable under the Revolving Facility which are based on the Company's long-term credit ratings. The fees related to committed and unutilized amounts per year are 0.325% per annum and the fees related to outstanding letters of credit are 1.75% per annum. In addition, the interest rate on outstanding borrowings is London Interbank Offered Rate ("LIBOR") plus 1.75%.

The Company incurred fees related to the Amendment of the Revolving Facility of $7 million, which were capitalized and are being amortized over the remaining term of the Revolving Facility.

The Revolving Facility contains fixed charge coverage and debt to EBITDA financial covenants. The Company is required to maintain a fixed charge coverage ratio of not less than 1.75 to 1.00 and a consolidated debt to consolidated EBITDA ratio not exceeding 4.00 to 1.00 for the most recent four-quarter period. In addition, the Revolving Facility provides that investments and restricted payments may be made, without limitation on amount, if (a) at the time of and after giving effect to such investment or restricted payment the ratio of consolidated debt to consolidated EBITDA for the most recent four-quarter period is less than 3.00 to 1.00 and (b) no default or event of default exists. As of February 2, 2013, the Company was in compliance with both of its financial covenants and the ratio of consolidated debt to consolidated EBITDA was less than 3.00 to 1.00.

As of February 2, 2013, there were no borrowings outstanding under the Revolving Facility.

Letters of Credit

The Revolving Facility supports the Company's letter of credit program. The Company had $12 million of outstanding letters of credit as of February 2, 2013 that reduce its remaining availability under its amended credit agreements.

Fair Value Interest Rate Swap Arrangements

For information related to the Company's fair value interest rate swap arrangements, see Note 13, "Derivative Instruments."

13. Derivative Instruments

Foreign Exchange Risk

In January 2007, the Company entered into a series of cross-currency swaps related to approximately CAD$470 million of Canadian dollar denominated intercompany loans. These cross-currency swaps mitigate the exposure to fluctuations in the U.S. dollar-Canadian dollar exchange rate related to the Company's Canadian operations. The cross-currency swaps require the periodic exchange of fixed rate Canadian dollar interest payments for fixed rate U.S. dollar interest payments as well as exchange of Canadian dollar and U.S. dollar principal payments upon maturity. The cross-currency swaps mature between 2015 and 2018 at the same time as the related loans and are designated as cash flow hedges of foreign currency exchange risk. Changes in the U.S. dollar-Canadian dollar exchange rate and the related swap settlements result in reclassification of amounts from accumulated other comprehensive income to earnings to completely offset foreign currency transaction gains and losses recognized on the intercompany loans.

The following table provides a summary of the fair value and balance sheet classification of the derivative financial instruments designated as foreign exchange cash flow hedges as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Other Long-term Liabilities	$59	$60

The following table provides a summary of the pre-tax financial statement effect of the gains and losses on the Company's derivative instruments designated as foreign exchange cash flow hedges for 2012 and 2011:

	Location	2012	2011
		(in millions)	
Gain (Loss) Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Income (Loss)	$1	$ (3)
(Gain) Loss Reclassified from Accumulated Other Comprehensive Income into Other Income (a)	Other Income	5	—

(a) Represents reclassification of amounts from accumulated other comprehensive income to earnings to completely offset foreign currency transaction gains and losses recognized on the intercompany loans. No ineffectiveness was associated with these foreign exchange cash flow hedges.


Form 10-K

Interest Rate Risk

Interest Rate Designated Cash Flow Hedges

In March 2010, the Company prepaid a $200 million term loan. In conjunction with the term loan pre-payment, the Company terminated participating interest rate swap arrangements totaling $200 million resulting in a realized loss of $10 million. This realized loss was expensed in Interest Expense on the 2010 Consolidated Statement of Income as there are no future cash flows associated with these terminated swap arrangements.

Interest Rate Designated Fair Value Hedges

The Company had interest rate swap agreements related to the 2017 Notes with a notional amount of $175 million as of January 28, 2012. The interest rate swap arrangements effectively converted the fixed interest rate on the related debt to a variable interest rate based on a LIBOR plus a fixed interest rate.

The swap arrangements were designated as fair value hedges. The changes in the fair value of the interest rate swaps had an equal and offsetting impact to the carrying value of the debt on the balance sheet. The differential to be paid or received on the interest rate swap arrangements was accrued and recognized as an adjustment to interest expense.

In August 2011, the Company terminated interest rate designated fair value hedges related to the 2014 Notes with a notional amount of $213 million. In settlement of these hedges, the Company received $9 million. The carrying value of the 2014 Notes includes $5 million of unamortized hedge settlements at February 2, 2013 which are amortized as a reduction to interest expense through the maturity date of the 2014 Notes.

In September 2011, the Company terminated interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $150 million. In settlement of these hedges, the Company received $12 million. In June 2012, the Company terminated the remaining interest rate designated fair value hedges related to the 2017 Notes with a notional amount of $175 million. In settlement of these hedges, the Company received $14 million. The carrying value of the 2017 Notes includes $22 million of unamortized hedge settlements at February 2, 2013 which are amortized as a reduction to interest expense through the maturity date of the 2017 Notes.

The following table provides a summary of the fair value and balance sheet classification of the derivative financial instruments designated as interest rate fair value hedges as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Other Assets	$—	$14

14. Fair Value Measurements

The following table provides a summary of the carrying value and fair value of long-term debt as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Carrying Value	$4,477	$3,538
Fair Value (a)	5,023	3,849

(a) The estimated fair value of the Company's publicly traded debt is based on reported transaction prices which are considered Level 2 inputs in accordance with ASC Topic 820, *Fair Value Measurements and Disclosure*. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The following table provides a summary of assets and liabilities measured in the consolidated financial statements at fair value on a recurring basis as of February 2, 2013 and January 28, 2012:

	Level 1	Level 2	Level 3	Total
		(in millions)		
As of February 2, 2013				
Assets:				
Cash and Cash Equivalents	$773	$ —	$ —	$773
Liabilities:				
Cross-currency Cash Flow Hedges	—	59	—	59
Lease Guarantees	—	—	2	2
As of January 28, 2012				
Assets:				
Cash and Cash Equivalents	$935	$ —	$ —	$935
Interest Rate Designated Fair Value Hedges	—	14	—	14
Liabilities:				
Cross-currency Cash Flow Hedges	—	60	—	60
Lease Guarantees	—	—	4	4

The Company's Level 2 fair value measurements are measured using market approach valuation techniques. The primary inputs to these techniques include benchmark interest rates and foreign currency exchange rates, as applicable to the underlying instruments.

The Company's Level 3 fair value measurements are measured using income approach valuation techniques. The primary inputs to these techniques include the guaranteed lease payments, discount rates, as well as the Company's assessment of the risk of default on guaranteed leases.

Management believes that the carrying values of accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturity.

The following table provides a reconciliation of the Company's lease guarantees measured at fair value on a recurring basis using unobservable inputs (Level 3) for 2012 and 2011:

	2012	2011
	(in millions)	
Beginning Balance	$ 4	$ 6
Change in Estimated Fair Value Reported in Earnings	(2)	(2)
Ending Balance	$ 2	$ 4

The Company's lease guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of certain businesses. The fair value of these lease guarantees is impacted by economic conditions, probability of rent obligation payments, period of obligation as well as the discount rate utilized. For additional information, see Note 17, "Commitments and Contingencies."

15. Comprehensive Income

Comprehensive Income consists of gains and losses on derivative instruments and foreign currency translation adjustments. The cumulative gains and losses on these items are included in Accumulated Other Comprehensive Income in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity (Deficit).

The following table provides the rollforward of additional detail regarding the composition of accumulated other comprehensive income as of February 2, 2013 and January 28, 2012:

	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
		(in millions)	
Balance as of January 29, 2011	$ (7)	$ 8	$ 1
Current-period Other Comprehensive Income (Loss)	(1)	—	(1)
Balance as of January 28, 2012	(8)	8	—
Current-period Other Comprehensive Income (Loss)	(2)	6	4
Balance as of February 2, 2013	$(10)	$14	$ 4

The components of accumulated other comprehensive income above are presented net of tax as applicable.

16. Leases

The Company is committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of the Company's leases consist of store leases generally with an initial term of ten years. Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. These additional payments are excluded from the table below.

The following table provides rent expense for 2012, 2011 and 2010:

	2012	2011	2010
		(in millions)	
Store Rent:			
Fixed Minimum	$453	$437	$417
Contingent	60	50	44
Total Store Rent	513	487	461
Office, Equipment and Other	67	62	60
Gross Rent Expense	580	549	521
Sublease Rental Income	(2)	(3)	(3)
Total Rent Expense	$578	$546	$518

Form 10-K

The following table provides the Company's minimum rent commitments under noncancelable operating leases in the next five fiscal years and the remaining years thereafter:

Fiscal Year (in millions) (a)	
2013	$ 527
2014	507
2015	456
2016	406
2017	351
Thereafter	1,192

(a) Excludes additional payments covering taxes, common area costs and certain other expenses generally required by store lease terms.

The Company's future sublease income under noncancelable subleases was $9 million as of February 2, 2013, which included $2 million of rent commitments related to disposed businesses under master lease arrangements.

17. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy, securities and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

In July 2009, a complaint was filed against the Company for patent infringement in the United States District Court for the Eastern District of Texas. The complaint sought monetary damages, costs, attorneys' fees, and injunctive relief. In November 2011, a jury found in favor of the plaintiff and awarded damages of $9 million for infringement from 2007 through 2011 and the trial court awarded future royalty payments through 2015. In January 2013, the Company appealed the judgment against the Company with the Court of Appeals for the Federal Circuit. Shortly before the Company's appeal was filed, this Court of Appeals ruled in another proceeding involving a different company, that the patents in the Company's case were invalid. As a result, the Company's appeal has been stayed until the other proceeding has been decided. Based on the decision that the plaintiff's patents are invalid and on the Company's other arguments, the Company believes the Court of Appeals should grant the Company's appeal. The Company intends to vigorously defend against this action.

Guarantees

In connection with the disposition of certain businesses, the Company has remaining guarantees of approximately $54 million related to lease payments of Express, Limited Stores, Abercrombie & Fitch, Dick's Sporting Goods and New York & Company under the current terms of noncancelable leases expiring at various dates through 2017. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of the businesses. In certain instances, the Company's guarantee may remain in effect if the term of a lease is extended.

The Company's guarantees related to Express, Limited Stores and New York & Company require fair value accounting in accordance with GAAP in effect at the time of these divestitures. The guaranteed lease payments related to Express, Limited Stores and New York & Company totaled $36 million as of February 2, 2013 and $49 million as of January 28, 2012. The estimated fair value of these guarantee obligations was $2 million as of February 2, 2013 and $4 million as of January 28, 2012, and is included in Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company's guarantees related to Abercrombie & Fitch and Dick's Sporting Goods are not subject to fair value accounting, but require that a loss be accrued when probable and reasonably estimable based on GAAP in effect at the time of these divestitures. The Company had no liability recorded with respect to any of the guarantee obligations as it concluded that payments under these guarantees were not probable as of February 2, 2013 and January 28, 2012.

18. Retirement Benefits

The Company sponsors a tax-qualified defined contribution retirement plan and a non-qualified supplemental retirement plan for substantially all of its associates within the United States of America. Participation in the tax-qualified plan is available to associates who meet certain age and service requirements. Participation in the non-qualified plan is available to associates who meet certain age, service, job level and compensation requirements.

The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. The Company matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible annual compensation and years of service. Associate contributions and Company matching contributions vest immediately. Additional Company contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the qualified plan was $55 million for 2012, $51 million for 2011 and $49 million for 2010.

The non-qualified plan is an unfunded plan which provides benefits beyond the Internal Revenue Code limits for qualified defined contribution plans. The plan permits participating associates to elect contributions up to a maximum percentage of eligible compensation. The Company matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates' eligible compensation and years of service. The plan also permits participating associates to defer additional compensation up to a maximum amount which the Company does not match. Associates' accounts are credited with interest using a rate determined by the Company. Associate contributions and the related interest vest immediately. Company contributions, along with related interest, are subject to vesting based on years of service. Associates may elect in-service distributions for the unmatched additional deferred compensation component only. The remaining vested portion of associates' accounts in the plan will be distributed upon termination of employment in either a lump sum or in annual installments over a specified period of up to 10 years.

The following table provides the Company's annual activity for this plan and year-end liability, included in Other Long-term Liabilities on the Consolidated Balance Sheets, as of February 2, 2013 and January 28, 2012:

	February 2, 2013	January 28, 2012
	(in millions)	
Balance at Beginning of Year	$214	$193
Contributions:		
Associate	12	12
Company	12	15
Interest	12	11
Distributions	(22)	(17)
Balance at End of Year	$228	$214

Total expense recognized related to the non-qualified plan was $24 million for 2012, $26 million for 2011 and $27 million for 2010.

19. Shareholders' Equity

Common Stock Repurchases

Under the authority of the Company's Board of Directors, the Company repurchased shares of its common stock under the following repurchase programs during the fiscal years 2012, 2011 and 2010:

Repurchase Program	Amount Authorized	Shares Repurchased			Amount Repurchased			Average Stock Price of Shares Repurchased within Program
		2012	2011	2010	2012	2011	2010	
	(in millions)	(in thousands)			(in millions)			
November 2012 (a)	$250	245	NA	NA	$ 11	NA	NA	$45.47
February 2012 (b)	500	9,871	NA	NA	450	NA	NA	45.61
November 2011	250	3,657	2,116	NA	164	$ 85	NA	44.90
May 2011	500	NA	13,293	NA	NA	500	NA	37.59
March 2011	500	NA	13,695	NA	NA	500	NA	36.49
November 2010 (c)	200	NA	3,431	1,907	NA	109	$ 60	31.68
March 2010 (d)	200	NA	NA	5,714	NA	NA	147	25.69
Total		13,773	32,535	7,621	$625	$1,194	$207	

(a) The November 2012 repurchase program had $239 million remaining as of February 2, 2013.

(b) The February 2012 repurchase program had $50 million remaining at the time it was cancelled in conjunction with the approval of the November 2012 repurchase program.

(c) The November 2010 repurchase program had $31 million remaining at the time it was cancelled in conjunction with the approval of the March 2011 repurchase program.

(d) The March 2010 repurchase program had $53 million remaining at the time it was cancelled in conjunction with the approval of the November 2010 repurchase program.

NA Not applicable

There were no share repurchases reflected in Accounts Payable on the 2012 Consolidated Balance Sheet. There were $4 million of share repurchases reflected in Accounts Payable as of January 28, 2012.

Subsequent to February 2, 2013, the Company repurchased an additional 0.5 million shares of common stock for $24 million under the November 2012 repurchase program.

Dividends

Under the authority and declaration of the Board of Directors, the Company paid the following dividends during the fiscal years 2012, 2011 and 2010:

	Ordinary Dividends	Special Dividends	Total Dividends	Total Paid
		(per share)		(in millions)
2012				
Fourth Quarter	$0.25	$3.00	$3.25	$ 942
Third Quarter	0.25	1.00	1.25	361
Second Quarter	0.25	—	0.25	73
First Quarter	0.25	—	0.25	73
2012 Total	$1.00	$4.00	$5.00	$1,449
2011				
Fourth Quarter	$0.20	$2.00	$2.20	$ 653
Third Quarter	0.20	—	0.20	60
Second Quarter	0.20	1.00	1.20	367
First Quarter	0.20	—	0.20	64
2011 Total	$0.80	$3.00	$3.80	$1,144
2010				
Fourth Quarter	$0.15	$3.00	$3.15	$1,017
Third Quarter	0.15	—	0.15	49
Second Quarter	0.15	—	0.15	49
First Quarter	0.15	1.00	1.15	373
2010 Total	$0.60	$4.00	$4.60	$1,488


Form 10-K

Subsequent to February 2, 2013, the Board of Directors declared the first quarter 2013 common stock dividend of $0.30 per share payable on March 8, 2013 to shareholders of record at the close of business on February 22, 2013. This is a $0.05 increase from the 2012 quarterly dividends.

Treasury Stock Retirement

In December 2011, the Company retired 39 million shares of its treasury stock. The retirement resulted in a reduction of $1.341 billion in Treasury Stock, $19 million in the par value of Common Stock, $286 million in Paid-in Capital and $1.036 billion in Retained Earnings.

20. Share-based Compensation

Plan Summary

In 2011, the Company's shareholders approved the 2011 Stock Option and Performance Incentive Plan. The plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance-based restricted stock, performance units and unrestricted shares. The Company grants stock options at a price equal to the fair market value of the stock on the date of grant. Stock options have a maximum term of ten years. Stock options generally vest ratably over 3 to 4 years. Restricted stock generally vests (the restrictions lapse) at the end of a three year period.

The Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors provides for an annual stock retainer for non-associate directors. The stock issued in conjunction with this plan has no restrictions.

Under the Company's plans, approximately 144 million options, restricted and unrestricted shares have been authorized to be granted to employees and directors. Approximately 17 million options and shares were available for grant as of February 2, 2013.

In 2012 and 2011, the Company's Board of Directors declared special dividends of $4 and $3 per share, respectively. For additional information, see Note 19, "Shareholders' Equity." In accordance with the anti-dilutive provisions of the stock plans, the Company adjusted both the exercise price and the number of share-based awards outstanding as of the record date of the special dividends. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price were approximately equal immediately before and after the adjustments. Therefore, no compensation expense was recognized.

Stock Options

The following table provides the Company's stock option activity for the fiscal year ended February 2, 2013:

	Number of Shares	Weighted Average Option Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in thousands)
Outstanding as of January 28, 2012	9,383	$17.26		
Granted	1,385	44.72		
Exercised	(4,271)	12.61		
Cancelled	(240)	29.24		
Adjustment for Special Dividends	778			
Outstanding as of February 2, 2013	7,035	$23.16	6.17	$169,574
Vested and Expected to Vest as of February 2, 2013 (a)	6,798	22.60	6.08	167,707
Options Exercisable as of February 2, 2013	4,022	14.69	4.40	130,969

(a) The number of options expected to vest includes an estimate of expected forfeitures.

Intrinsic value for stock options is the difference between the current market value of the Company's stock and the option strike price. The total intrinsic value of options exercised was $133 million for 2012, $100 million for 2011 and $57 million for 2010.

The total fair value at grant date of option awards vested was $10 million for 2012, $8 million for 2011 and $8 million for 2010.

The Company's total unrecognized compensation cost, net of estimated forfeitures, related to nonvested options was $19 million as of February 2, 2013. This cost is expected to be recognized over a weighted-average period of 2.8 years.

The weighted-average estimated fair value of stock options granted was $13.89 per share for 2012, $9.35 per share for 2011 and $7.51 per share for 2010.

Cash received from stock options exercised was $53 million for 2012, $75 million for 2011 and $88 million for 2010. Tax benefits realized from tax deductions associated with stock options exercised were $42 million for 2012, $34 million for 2011 and $20 million for 2010.

The Company uses the Black-Scholes option-pricing model for valuation of options granted to employees and directors. The Company's determination of the fair value of options is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors.

The following table contains the weighted-average assumptions used during 2012, 2011 and 2010:

	2012	2011	2010
Expected Volatility	47%	48%	49%
Risk-free Interest Rate	1.0%	1.9%	2.3%
Dividend Yield	2.7%	4.1%	3.3%
Expected Life (in years)	4.8	5.0	4.5

The majority of the Company's stock-based compensation awards are granted on an annual basis in the first quarter of each year. The expected volatility assumption is based on the Company's analysis of historical volatility. The risk-free interest rate assumption is based upon the average daily closing rates during the period for U.S. treasury notes that have a life which approximates the expected life of the option. The dividend yield assumption is based on the Company's history and expectation of dividend payouts in relation to the stock price at the grant date. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding.

Restricted Stock

The following table provides the Company's restricted stock activity for the fiscal year ended February 2, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Unvested as of January 28, 2012	10,432	$14.68
Granted	3,018	40.92
Vested	(5,797)	6.31
Cancelled	(427)	27.57
Adjustment for Special Dividends	868	NA
Unvested as of February 2, 2013	8,094	28.13

NA Not applicable

The Company's total intrinsic value of restricted stock vested was $257 million for 2012, $83 million for 2011 and $40 million for 2010.

The Company's total fair value at grant date of awards vested was $37 million for 2012, $32 million for 2011 and $29 million for 2010. Fair value of restricted stock awards is based on the market value of an unrestricted share on the grant date adjusted for anticipated dividend yields.

As of February 2, 2013, there was $104 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Tax benefits realized from tax deductions associated with restricted stock vested were $90 million for 2012, $31 million for 2011 and $15 million for 2010.

Income Statement Impact

The following table provides share-based compensation expense included in the Consolidated Statements of Income for 2012, 2011 and 2010:

	2012	2011	2010
	(in millions)		
Costs of Goods Sold, Buying and Occupancy	$19	$14	$17
General, Administrative and Store Operating Expenses	54	37	47
Total Share-based Compensation Expense	$73	$51	$64

Share-based compensation expense is based on awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and adjusts, if necessary, in subsequent periods based on historical experience and expected future termination rates.

The tax benefit associated with recognized share-based compensation expense was $25 million for 2012, $17 million for 2011 and $21 million for 2010.

21. Segment Information

The Company has two reportable segments: Victoria's Secret and Bath & Body Works.

The Victoria's Secret segment sells women's intimate and other apparel, personal care and beauty products under the Victoria's Secret and Victoria's Secret Pink brand names. Victoria's Secret merchandise is sold through retail stores, its website, *www.VictoriasSecret.com,* and its catalogue.

The Bath & Body Works segment sells personal care, beauty and home fragrance products under the Bath & Body Works, C.O. Bigelow, White Barn Candle Company and other brand names. Bath & Body Works merchandise is sold at retail stores and through its website, *www.BathandBodyWorks.com.*

Other consists of the following:

- International retail, franchise, license and wholesale operations, which include the company-owned La Senza and Bath & Body Works stores in Canada and Victoria's Secret stores in Canada and the United Kingdom;
- Mast Global, a merchandise sourcing and production function serving the Company and its international partners;
- Henri Bendel, operator of 29 specialty stores, which features accessories and personal care products; and
- Corporate functions including non-core real estate, equity investments and other governance functions such as treasury and tax.

The following table provides the Company's segment information as of and for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011:

	Victoria's Secret	Bath & Body Works	Other	Total
	(in millions)			
February 2, 2013				
Net Sales	$6,574	$2,902	$ 983	$10,459
Depreciation and Amortization	148	53	153	354
Operating Income (Loss) (a)	1,188	604	(219)	1,573
Total Assets	2,428	1,286	2,305	6,019
Capital Expenditures	268	71	249	588
January 28, 2012				
Net Sales	$6,121	$2,674	$1,569	$10,364
Depreciation and Amortization	142	52	162	356
Operating Income (Loss) (a)	1,081	513	(356)	1,238
Total Assets	2,346	1,273	2,489	6,108
Capital Expenditures	161	60	205	426
January 29, 2011				
Net Sales	$5,520	$2,515	$1,578	$ 9,613
Depreciation and Amortization	135	55	169	359
Operating Income (Loss)	888	464	(68)	1,284
Total Assets	2,357	1,330	2,764	6,451
Capital Expenditures	82	39	153	274

(a) Operating Loss for the Other segment includes the effect of the following items:
- (i) In 2012, a $93 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $27 million impairment charge related to long-lived store assets for our Henri Bendel business; and $14 million of expense associated with the store closure initiative at La Senza.
- (ii) In 2011, a $232 million impairment charge related to goodwill and other intangible assets for our La Senza business; a $111 million gain related to the divestiture of 51% of our third-party apparel sourcing business; $163 million of expense related to the charitable contribution of our remaining shares of Express, Inc. to The Limited Brands Foundation; and $24 million of restructuring expenses at La Senza.

In the fourth quarter of 2011, we divested 51% of our third-party apparel sourcing business, which was included in Other in the table above. For additional information, see Note 9, "Equity Investments and Other."

The Company's international sales, consisting of La Senza, Victoria's Secret Canada, Bath & Body Works Canada and Victoria's Secret UK retail sales; non-U.S. franchise, license and wholesale operations; and direct sales shipped internationally, totaled $1.060 billion in 2012, $943 million in 2011 and $762 million in 2010. The Company's internationally based long-lived assets were $220 million as of February 2, 2013 and $277 million as of January 28, 2012.

22. Quarterly Financial Data (Unaudited)

The following table provides summarized quarterly financial data for 2012:

	Fiscal Quarter Ended			
	April 28, 2012	July 28, 2012 (b)	October 27, 2012 (c)	February 2, 2013 (d)(e)
	(in millions except per share data)			
Net Sales	$2,154	$2,399	$2,050	$3,856
Gross Profit	902	942	825	1,717
Operating Income	293	305	187	788
Income Before Income Taxes	213	229	128	711
Net Income	125	143	74	411
Net Income Per Basic Share (a)	$ 0.43	$ 0.50	$ 0.26	$ 1.43
Net Income Per Diluted Share (a)	$ 0.41	$ 0.49	$ 0.25	$ 1.39

(a) Due to changes in stock prices during the year and timing of issuances and repurchases of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

(b) Includes $4 million of expense associated with the store closure initiative at La Senza.

(c) Includes the effect of the following items:

i. A pre-tax gain of $13 million related to $13 million in cash distributions from certain of our investments in Easton; and

ii. A pre-tax expense of $10 million associated with the store closure initiative at La Senza.

(d) Includes the effect of the following items:

(i) A pre-tax charge of $93 million related to the impairment of La Senza goodwill and other intangible assets; and

(ii) A pre-tax charge of $27 million related to the impairment of Henri Bendel long-lived store assets.

(e) The Company utilizes the retail calendar for reporting. As such, the results for fiscal years 2012 and 2011 represent the 53-week period ended February 2, 2013 and the 52-week period ended January 28, 2012, respectively. The 2012 fourth quarter consists of a fourteen week period versus a thirteen week period in 2011.

The following table provides summarized quarterly financial data for 2011:

	Fiscal Quarter Ended			
	April 30, 2011 (b)	July 30, 2011 (c)	October 29, 2011 (d)	January 28, 2012 (e)
	(in millions except per share data)			
Net Sales	$2,217	$2,458	$2,174	$3,515
Gross Profit	842	902	785	1,528
Operating Income	217	194	186	641
Income Before Income Taxes	249	276	122	580
Net Income	165	231	94	360
Net Income Per Basic Share (a)	$ 0.52	$ 0.76	$ 0.32	$ 1.21
Net Income Per Diluted Share (a)	$ 0.50	$ 0.73	$ 0.31	$ 1.17

(a) Due to changes in stock prices during the year and timing of issuances and repurchases of shares, the cumulative total of quarterly net income per share amounts may not equal the net income per share for the year.

(b) Includes the effect of the following items:

(i) A pre-tax gain of $86 million related to the sale of shares of Express, Inc. common stock;

(ii) A pre-tax expense of $50 million related to a pledge to The Limited Brands Foundation; and

(iii) A tax benefit of $11 million related to the favorable resolution of certain discrete income tax matters.

(c) Includes the effect of a non-taxable gain of $147 million and pre-tax expense of $113 million associated with the charitable contribution of Express, Inc. common stock to The Limited Brands Foundation.
(d) Includes the effect of a tax benefit of $17 million related to the favorable resolution of certain discrete income tax matters.
(e) Includes the effect of the following items:
  (i) A pre-tax charge of $232 million related to the impairment of La Senza goodwill and other intangible assets;
  (ii) A pre-tax gain of $111 million related to the sale of 51% of the third-party apparel sourcing business;
  (iii) A pre-tax expense of $24 million relating to restructuring expenses at La Senza; and
  (iv) A tax benefit of $28 million related to certain discrete income tax matters.

23. Subsequent Events

Subsequent to February 2, 2013, the Company repurchased an additional 0.5 million shares of common stock for $24 million under the November 2012 repurchase program. For additional information, see Note 19, "Shareholders' Equity."

24. Supplemental Guarantor Financial Information

The Company's 2019 Notes, 2020 Notes, 2021 Notes and 2022 Notes are jointly and severally guaranteed on a full and unconditional basis by certain of the Company's 100% owned subsidiaries. The Company is a holding company and its most significant assets are the stock of its subsidiaries. The Guarantors represent:
(a) substantially all of the sales of the Company's domestic subsidiaries, (b) more than 90% of the assets owned by the Company's domestic subsidiaries, other than real property, certain other assets and intercompany investments and balances, and (c) more than 95% of the accounts receivable and inventory directly owned by the Company's domestic subsidiaries.

The following supplemental financial information sets forth for the Company and its guarantor and non-guarantor subsidiaries: the Condensed Consolidating Balance Sheets as of February 2, 2013 and January 28, 2012 and the Condensed Consolidating Statements of Income, Comprehensive Income and Cash Flows for the years ended February 2, 2013, January 28, 2012 and January 29, 2011.

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(in millions)

	February 2, 2013				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ —	$ 417	$ 356	$ —	$ 773
Accounts Receivable, Net	—	140	63	—	203
Inventories	—	847	157	—	1,004
Deferred Income Taxes	—	39	(10)	—	29
Other	2	117	77	—	196
Total Current Assets	2	1,560	643	—	2,205
Property and Equipment, Net	—	1,001	802	—	1,803
Goodwill	—	1,318	—	—	1,318
Trade Names and Other Intangible Assets, Net	—	411	1	—	412
Net Investments in and Advances to/from Consolidated Affiliates	3,348	13,968	624	(17,940)	—
Other Assets	188	8	696	(611)	281
Total Assets	$ 3,538	$18,266	$2,766	$(18,551)	$ 6,019
LIABILITIES AND EQUITY (DEFICIT)					
Current Liabilities:					
Accounts Payable	$ —	$ 291	$ 250	$ —	$ 541
Accrued Expenses and Other	78	425	304	—	807
Income Taxes	1	134	55	—	190
Total Current Liabilities	79	850	609	—	1,538
Deferred Income Taxes	(4)	(9)	213	—	200
Long-term Debt	4,477	597	—	(597)	4,477
Other Long-term Liabilities	4	625	204	(15)	818
Total Equity (Deficit)	(1,018)	16,203	1,740	(17,939)	(1,014)
Total Liabilities and Equity (Deficit)	$ 3,538	$18,266	$2,766	$(18,551)	$ 6,019

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

(in millions)

	January 28, 2012				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
ASSETS					
Current Assets:					
Cash and Cash Equivalents	$ —	$ 371	$ 564	$ —	$ 935
Accounts Receivable, Net	—	142	76	—	218
Inventories	—	822	175	—	997
Deferred Income Taxes	—	33	18	—	51
Other	—	109	58	—	167
Total Current Assets	—	1,477	891	—	2,368
Property and Equipment, Net	—	911	733	—	1,644
Goodwill	—	1,318	12	—	1,330
Trade Names and Other Intangible Assets, Net	—	410	85	—	495
Net Investments in and Advances to/from Consolidated Affiliates	3,531	13,928	518	(17,977)	—
Other Assets	199	43	677	(648)	271
Total Assets	$3,730	$18,087	$2,916	$(18,625)	$6,108
LIABILITIES AND EQUITY					
Current Liabilities:					
Accounts Payable	$ 4	$ 312	$ 224	$ —	$ 540
Accrued Expenses and Other	51	412	307	—	770
Current Portion of Long-term Debt	57	—	—	—	57
Income Taxes	1	150	8	—	159
Total Current Liabilities	113	874	539	—	1,526
Deferred Income Taxes	(6)	10	179	—	183
Long-term Debt	3,481	597	36	(633)	3,481
Other Long-term Liabilities	6	582	207	(15)	780
Total Equity	136	16,024	1,955	(17,977)	138
Total Liabilities and Equity	$3,730	$18,087	$2,916	$(18,625)	$6,108

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2012				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 9,570	$ 2,954	$(2,065)	$10,459
Costs of Goods Sold, Buying and Occupancy	—	(5,578)	(2,464)	1,969	(6,073)
Gross Profit	—	3,992	490	(96)	4,386
General, Administrative and Store Operating Expenses	(5)	(2,405)	(403)	93	(2,720)
Impairment of Goodwill and Other Intangible Assets	—	—	(93)	—	(93)
Operating Income (Loss)	(5)	1,587	(6)	(3)	1,573
Interest Expense	(316)	(22)	(10)	32	(316)
Other Income (Loss)	262	(355)	128	(11)	24
Income (Loss) Before Income Taxes	(59)	1,210	112	18	1,281
Provision (Benefit) for Income Taxes	—	359	169	—	528
Equity in Earnings, Net of Tax	812	231	327	(1,370)	—
Net Income (Loss)	$ 753	$ 1,082	$ 270	$(1,352)	$ 753

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2012				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$753	$1,082	$270	$(1,352)	$753
Other Comprehensive Income (Loss), Net of Tax:					
Reclassification of Cash Flow Hedges to Earnings	2	—	3	—	5
Foreign Currency Translation	—	—	(2)	—	(2)
Unrealized Gain (Loss) on Cash Flow Hedges	—	—	1	—	1
Total Other Comprehensive Income (Loss), Net of Tax	2	—	2	—	4
Total Comprehensive Income	$755	$1,082	$272	$(1,352)	$757

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 9,570	$ 3,334	$(2,540)	$10,364
Costs of Goods Sold, Buying and Occupancy	—	(5,943)	(2,782)	2,418	(6,307)
Gross Profit	—	3,627	552	(122)	4,057
General, Administrative and Store Operating Expenses	(5)	(2,297)	(517)	121	(2,698)
Impairment of Goodwill and Other Intangible Assets	—	—	(232)	—	(232)
Gain on Divestiture of Third-party Apparel Sourcing Business	—	6	105	—	111
Operating Income (Loss)	(5)	1,336	(92)	(1)	1,238
Interest Expense	(245)	(25)	(12)	36	(246)
Other Income (Loss)	251	(247)	244	(13)	235
Income (Loss) Before Income Taxes	1	1,064	140	22	1,227
Provision (Benefit) for Income Taxes	2	324	51	—	377
Equity in Earnings, Net of Tax	851	356	207	(1,414)	—
Net Income (Loss)	$ 850	$ 1,096	$ 296	$(1,392)	$ 850

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$850	$1,096	$296	$(1,392)	$850
Other Comprehensive Income (Loss), Net of Tax:					
Reclassification of Cash Flow Hedges to Earnings	3	—	—	—	3
Foreign Currency Translation	—	—	(1)	—	(1)
Unrealized Gain (Loss) on Cash Flow Hedges	—	—	(3)	—	(3)
Total Other Comprehensive Income (Loss), Net of Tax	3	—	(4)	—	(1)
Total Comprehensive Income	$853	$1,096	$292	$(1,392)	$849

Form 10-K

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

(in millions)

	2010				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Sales	$ —	$ 9,005	$ 2,587	$(1,979)	$ 9,613
Costs of Goods Sold, Buying and Occupancy	—	(5,655)	(2,161)	1,834	(5,982)
Gross Profit	—	3,350	426	(145)	3,631
General, Administrative and Store Operating Expenses	(4)	(2,212)	(286)	161	(2,341)
Impairment of Goodwill and Other Intangible Assets	—	(6)	—	—	(6)
Operating Income (Loss)	(4)	1,132	140	16	1,284
Interest Expense	(207)	—	(13)	12	(208)
Other Income (Loss)	(26)	15	196	(10)	175
Income (Loss) Before Income Taxes	(237)	1,147	323	18	1,251
Provision (Benefit) for Income Taxes	1	338	107	—	446
Equity in Earnings, Net of Tax	1,043	862	313	(2,218)	—
Net Income (Loss)	$ 805	$ 1,671	$ 529	$(2,200)	$ 805

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME

(in millions)

	2010				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Income (Loss)	$805	$1,671	$529	$(2,200)	$805
Other Comprehensive Income (Loss), Net of Tax:					
Reclassification of Cash Flow Hedges to Earnings	10	—	31	—	41
Foreign Currency Translation	—	—	(1)	—	(1)
Unrealized Gain (Loss) on Cash Flow Hedges	(1)	—	(23)	—	(24)
Total Other Comprehensive Income (Loss), Net of Tax	9	—	7	—	16
Total Comprehensive Income	$814	$1,671	$536	$(2,200)	$821

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2012				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Cash Provided by (Used for) Operating Activities	$ (99)	$ 986	$ 464	$ —	$ 1,351
Investing Activities:					
Capital Expenditures	—	(344)	(244)	—	(588)
Return of Capital from Third-party Apparel Sourcing Business Investment	—	—	22	—	22
Return of Capital from Easton Investments	—	—	13	—	13
Proceeds from Sale of Assets	—	9	2	—	11
Net Investments in Consolidated Affiliates	—	36	—	(36)	—
Other Investing Activities	—	8	3	—	11
Net Cash Provided by (Used for) Investing Activities	—	(291)	(204)	(36)	(531)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	985	—	—	—	985
Payments of Long-term Debt	(57)	—	—	—	(57)
Repurchase of Common Stock	(629)	—	—	—	(629)
Dividends Paid	(1,449)	—	—	—	(1,449)
Excess Tax Benefits from Share-based Compensation	—	95	21	—	116
Net Financing Activities and Advances to/from Consolidated Affiliates	1,197	(744)	(489)	36	—
Proceeds From Exercise of Stock Options and Other	52	—	—	—	52
Net Cash Provided by (Used for) Financing Activities	99	(649)	(468)	36	(982)
Effects of Exchange Rate Changes on Cash	—	—	—	—	—
Net Increase (Decrease) in Cash and Cash Equivalents	—	46	(208)	—	(162)
Cash and Cash Equivalents, Beginning of Year	—	371	564	—	935
Cash and Cash Equivalents, End of Year	$ —	$ 417	$ 356	$ —	$ 773

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2011				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Cash Provided by (Used for) Operating Activities	$ 73	$ 978	$ 215	$ —	$ 1,266
Investing Activities:					
Capital Expenditures	—	(219)	(207)	—	(426)
Proceeds from Divestiture of Third-party Apparel Sourcing Business	—	78	46	—	124
Proceeds from Sale of Express Common Stock	—	—	99	—	99
Net Investments in Consolidated Affiliates	—	(36)	—	36	—
Other Investing Activities	—	—	(23)	—	(23)
Net Cash Provided by (Used for) Investing Activities	—	(177)	(85)	36	(226)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	981	—	—	—	981
Financing Costs	(7)	—	—	—	(7)
Repurchase of Common Stock	(1,190)	—	—	—	(1,190)
Dividends Paid	(1,144)	—	—	—	(1,144)
Excess Tax Benefits from Share-based Compensation	—	39	9	—	48
Net Financing Activities and Advances to/from Consolidated Affiliates	1,212	(1,170)	(6)	(36)	—
Proceeds From Exercise of Stock Options and Other	75	—	—	—	75
Net Cash Provided by (Used for) Financing Activities	(73)	(1,131)	3	(36)	(1,237)
Effects of Exchange Rate Changes on Cash	—	—	2	—	2
Net Increase (Decrease) in Cash and Cash Equivalents	—	(330)	135	—	(195)
Cash and Cash Equivalents, Beginning of Year	—	701	429	—	1,130
Cash and Cash Equivalents, End of Year	$ —	$ 371	$ 564	$ —	$ 935

LIMITED BRANDS, INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

(in millions)

	2010				
	Limited Brands, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated Limited Brands, Inc.
Net Cash Provided by (Used for) Operating Activities	$ (355)	$ 1,206	$ 433	$ —	$ 1,284
Investing Activities:					
Capital Expenditures	—	(129)	(145)	—	(274)
Proceeds from Sale of Express Common Stock	—	—	73	—	73
Return of Capital from Express	—	—	49	—	49
Proceeds from Divestiture of Limited Stores	—	—	32	—	32
Return of Capital from Limited Stores	—	—	7	—	7
Net Investments in Consolidated Affiliates	—	—	29	(29)	—
Other Investing Activities	—	—	7	—	7
Net Cash Provided by (Used for) Investing Activities	—	(129)	52	(29)	(106)
Financing Activities:					
Proceeds from Long-term Debt, Net of Issuance and Discount Costs	390	—	—	—	390
Payments of Long-term Debt	(645)	—	—	—	(645)
Financing Costs	(14)	—	—	—	(14)
Repurchase of Common Stock	(207)	—	—	—	(207)
Dividends Paid	(1,488)	—	—	—	(1,488)
Excess Tax Benefits from Share-based Compensation	—	15	4	—	19
Net Financing Activities and Advances to/from Consolidated Affiliates	2,231	(1,832)	(428)	29	—
Proceeds From Exercise of Stock Options and Other	88	—	—	—	88
Net Cash Provided by (Used for) Financing Activities	355	(1,817)	(424)	29	(1,857)
Effects of Exchange Rate Changes on Cash	—	—	5	—	5
Net Increase (Decrease) in Cash and Cash Equivalents	—	(740)	66	—	(674)
Cash and Cash Equivalents, Beginning of Year	—	1,441	363	—	1,804
Cash and Cash Equivalents, End of Year	$ —	$ 701	$ 429	$ —	$ 1,130

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Information regarding changes in accountants is set forth under the caption "INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS" in our proxy statement to be filed on or about April 8, 2013 for the Annual Meeting of Stockholders to be held May 23, 2013 (the "Proxy Statement") and is incorporated herein by reference.

There were no disagreements with accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of February 2, 2013 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of February 2, 2013 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in internal control over financial reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information regarding our directors is set forth under the captions "ELECTION OF DIRECTORS—Nominees and Directors", "—Director Independence", "—Board Leadership Structure", "—Risk Oversight: Certain Compensation Matters", "—Information Concerning the Board of Directors", "—Committees of the Board of Directors", "—Meetings of the Company's Non-Management Directors", "—Communications with the Board", "—Attendance at Annual Meetings", "—Code of Conduct and Related Person Transaction Policy", "—Copies of the Company's Code of Conduct, Corporate Governance Principles and Related Person Transaction Policy and Committee Charters", and "SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT" in the Proxy Statement and is incorporated herein by reference. Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" in the Proxy Statement and is incorporated herein by reference. Information regarding executive officers is set forth herein under the caption "EXECUTIVE OFFICERS OF THE REGISTRANT" in Part I.

ITEM 11. EXECUTIVE COMPENSATION.

Information regarding executive compensation is set forth under the caption "COMPENSATION-RELATED MATTERS" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information regarding the security ownership of certain beneficial owners and management is set forth under the captions "SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT" in the Proxy Statement and "SHARE OWNERSHIP OF PRINCIPAL STOCKHOLDERS" in the Proxy Statement and is incorporated herein by reference.

The following table summarizes share and exercise price information about Limited Brands' equity compensation plans as of February 2, 2013.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	15,924,441	$23.16(2)	16,722,074
Equity compensation plans not approved by security holders	—	—	—
Total	15,924,441	$23.16	16,722,074

(1) Includes the following plans: Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan, Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2009 restatement), Limited Brands, Inc. and 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors.

(2) Does not include outstanding rights to receive Common Stock upon the vesting of restricted shares awards.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Information regarding certain relationships and related transactions is set forth under the caption "ELECTION OF DIRECTORS—Nominees and Directors" and "—Director Independence" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information regarding principal accountant fees and services is set forth under the captions "INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS—Audit fees", "—Audit related fees", "—Tax fees", "—All other fees" and "—Pre-approval policies and procedures" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Limited Brands, Inc. and subsidiaries are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income for the Years Ended February 2, 2013, January 28, 2012, and January 29, 2011

Consolidated Statements of Comprehensive Income for the Years Ended February 2, 2013, January 28, 2012, and January 29, 2011

Consolidated Balance Sheets as of February 2, 2013 and January 28, 2012

Consolidated Statements of Total Equity for the Years Ended February 2, 2013, January 28, 2012, and January 29, 2011

Consolidated Statements of Cash Flows for the Years Ended February 2, 2013, January 28, 2012, and January 29, 2011

Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(a) (3) List of Exhibits

3. Articles of Incorporation and Bylaws.

3.1 Certificate of Incorporation of the Company, dated March 8, 1982 incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.2 Certificate of Amendment of Certificate of Incorporation, dated May 19, 1986 incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.3 Certificate of Amendment of Certificate of Incorporation, dated May 19, 1987 incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.

3.4 Certificate of Amendment of Certificate of Incorporation dated May 31, 2001 incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2001.

3.5 Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

3.6 Amended and Restated Bylaws of the Company incorporated by reference to Exhibit 3.1 to the Company's Form 8-K dated July 19, 2012.

4. Instruments Defining the Rights of Security Holders.

4.1 Conformed copy of the Indenture dated as of March 15, 1988 between the Company and The Bank of New York, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File no. 333-105484) dated May 22, 2003.

4.2 Proposed form of Debt Warrant Agreement for Warrants attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 (File no. 33-53366) originally filed with the Securities and Exchange Commission (the "Commission") on October 16, 1992, as amended by Amendment No. 1 thereto, filed with the Commission on February 23, 1993 (the "1993 Form S-3").

4.3 Proposed form of Debt Warrant Agreement for Warrants not attached to Debt Securities, with proposed form of Debt Warrant Certificate incorporated by reference to Exhibit 4.3 to the 1993 Form S-3.

4.4 Indenture, dated as of February 19, 2003 between the Company and The Bank of New York, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-4 (File no. 333-104633) dated April 18, 2003.

4.5 First Supplemental Indenture dated as of May 31, 2005 among the Registrant, The Bank of New York and The Bank of New York Trust Company, N.A. incorporated by reference to Exhibit 4.1.2 to the Company's Registration Statement on Form S-3 (Reg. No. 333-125561) filed June 6, 2005.

4.6 Second Supplemental Indenture dated as of July 17, 2007 between the Registrant and The Bank of New York Trust Company, N.A. incorporated by reference to Exhibit 4.1.4 to the Company's Registration Statement on Form S-3 (Reg. No. 333-146420) filed October 1, 2007.

4.7 Third Supplemental Indenture dated as of May 4, 2010 between the Registrant, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.4 to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

4.8 Amendment and Restatement Agreement, dated as of July 15, 2011, among Limited Brands, Inc., the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, under the Amended and Restated Five-Year Revolving Credit Agreement dated as of October 6, 2004, as amended and restated as of November 5, 2004, March 22, 2006, August 3, 2007, February 19, 2009 and March 8, 2010, incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2011.

4.9 Indenture, dated as of June 19, 2009, among Limited Brands, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Form 8-K dated June 24, 2009.

4.10 Registration Rights Agreement, dated as of June 19, 2009, among Limited Brands, Inc., the guarantors named therein and J.P. Morgan Securities Inc., as representative of the initial purchasers, incorporated by reference to Exhibit 4.2 to the Company's Form 8-K dated June 24, 2009.

4.11 Fourth Supplemental Indenture dated as of January 29, 2011 between the Registrant, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.5 to the post-effective amendment to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

4.12 Form of Fifth Supplemental Indenture between the Registrant, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A. incorporated by reference to Exhibit 4.1.6 to the post-effective amendment to the Company's Registration Statement on Form S-3 (Reg. No. 333-170406) filed on November 5, 2010.

4.13 Sixth Supplemental Indenture dated as of February 7, 2012 among Limited Brands, Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 28, 2012.

10. Material Contracts.

10.1 Officers' Benefits Plan incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1989 (the "1988 Form 10-K").**

10.2 The Limited Supplemental Retirement and Deferred Compensation Plan incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001.**

10.3 Form of Indemnification Agreement between the Company and the directors and executive officers of the Company incorporated by reference to Exhibit 10.4 to the 1998 Form 10-K.**

10.4 Supplemental schedule of directors and executive officers who are parties to an Indemnification Agreement incorporated by reference to Exhibit 10.5 to the 1998 Form 10-K.**

10.5 The 1993 Stock Option and Performance Incentive Plan of the Company, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 (File No. 33-49871).**

10.6 Limited Brands, Inc. (formerly The Limited, Inc.) 1996 Stock Plan for Non-Associate Directors incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended November 2, 1996.**

10.7 Limited Brands, Inc. (formerly The Limited, Inc.) Incentive Compensation Performance Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 14, 1997.**

10.8 Agreement dated as of May 3, 1999 among Limited Brands, Inc. (formerly The Limited, Inc.), Leslie H. Wexner and the Wexner Children's Trust, incorporated by reference to Exhibit 99 (c) 1 to the Company's Schedule 13E-4 dated May 4, 1999.

10.9 The 1998 Restatement of Limited Brands, Inc. (formerly The Limited, Inc.) 1993 Stock Option and Performance Incentive Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 20, 1998.**

10.10 The 2002 Restatement of Limited Brands, Inc. (formerly The Limited, Inc.) 1993 Stock Option and Performance Incentive Plan, incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.**

10.11 Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated November 13, 2003.**

10.12 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2003 Restatement) incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated November 13, 2003.**

10.13 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2004 Restatement) incorporated by reference to Appendix A to the Company's Proxy Statement dated April 14, 2004.**

10.14 Employment Agreement dated as of January 17, 2005 among Limited Brands, Inc., The Limited Service Corporation and Martyn Redgrave incorporated by reference to Exhibit 10.1 to the Company's Form 8-K dated January 19, 2005.**

10.15 Limited Brands, Inc. Stock Option Award Agreement incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.**

10.16 Form of Stock Ownership Guideline incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005.**

10.17 Employment Agreement dated as of November 24, 2006 among Limited Brands, Inc., Victoria's Secret Direct, LLC, and Sharen Jester Turney incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.**

10.18 Employment Agreement effective as of April 9, 2007 among Limited Brands, Inc. and Stuart Burgdoerfer incorporated by reference to Exhibit 10.2 to the Company's Form 8-K dated April 11, 2007.**

10.19 Amendment to Employment Agreement dated as of March 28, 2008 among Limited Brands, Inc., and Sharen Jester Turney incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008.**

10.20 Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (2009 Restatement) incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (File no. 333-110465) dated September 10, 2009.**

10.21 Employment Agreement dated as of July 5, 2011 among Bath & Body Works Brand Management, Inc. and Nicholas P. M. Coe incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**

10.22 Employment Agreement dated as of December 31, 2007 among Limited Brands, Inc., Beauty Avenues, LLC, and Charles C. McGuigan, as amended by Amendment to Agreement dated December 1, 2008 and Form of Employment Agreement Amendment effective as of March 15, 2012 incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**

10.23 The Limited Brands Inc. 2011 Stock Option and Performance Incentive Plan originally incorporated by reference to Appendix A to the Company's Proxy Statement dated April 11, 2011 and Amended and Restated dated July 21, 2011 incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**

10.24 Amendment to Employment Agreement dated as of August 1, 2012 among Limited Brands, Inc., Limited Brands Service Company, LLC and Martyn Redgrave incorporated by reference to the Company's Form 8-K dated May 4, 2012.**

10.25 Employment Agreement dated as of November 30, 2012 among Limited Brands, Inc. and Sharen Jester Turney incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended October 27, 2012.**

10.26 Employment Agreement dated as of March 15, 2013 among Limited Brands, Inc., Bath & Body Works Brand Management, Inc. and Nicholas P. M. Coe filed hereto at Exhibit 10.26.**

10.27	Form of Fifth Amended and Restated Master Aircraft Time Sharing Agreement filed hereto at Exhibit 10.27.**
12.	Computation of Ratio of Earnings to Fixed Charges.
14.	Code of Ethics—incorporated by reference to the definitive Proxy Statement to be filed on or about April 8, 2013.
21.	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
24.	Powers of Attorney.
31.1	Section 302 Certification of CEO.
31.2	Section 302 Certification of CFO.
32.	Section 906 Certification (by CEO and CFO).

** Identifies management contracts or compensatory plans or arrangements.

(b) Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2013

LIMITED BRANDS, INC. (registrant)

By: /s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer,
Executive Vice President,
Chief Financial Officer *

* Mr. Burgdoerfer is the principal financial officer and the principal accounting officer and has been duly authorized to sign on behalf of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 2, 2013:

Signature	Title
/s/ LESLIE H. WEXNER** Leslie H. Wexner	Chairman of the Board of Directors and Chief Executive Officer
/s/ E. GORDON GEE** E. Gordon Gee	Director
/s/ DENNIS S. HERSCH** Dennis S. Hersch	Director
/s/ JAMES L. HESKETT** James L. Heskett	Director
/s/ DONNA A. JAMES** Donna A. James	Director
/s/ DAVID T. KOLLAT** David T. Kollat	Director
/s/ WILLIAM R. LOOMIS, JR.** William R. Loomis, Jr.	Director
/s/ JEFFREY H. MIRO** Jeffrey H. Miro	Director
/s/ MICHAEL MORRIS** Michael Morris	Director
/s/ ALLAN R. TESSLER** Allan R. Tessler	Director
/s/ ABIGAIL S. WEXNER** Abigail S. Wexner	Director
/s/ RAYMOND ZIMMERMAN** Raymond Zimmerman	Director

** The undersigned, by signing his name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By /s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Attorney-in-fact

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Executive Officers

Leslie H. Wexner

Chairman and Chief Executive Officer,
Limited Brands, Inc.

Stuart B. Burgdoerfer

Executive Vice President and Chief Financial Officer,
Limited Brands, Inc.

Nicholas P. M. Coe

President and Chief Executive Officer,
Bath and Body Works

Charles C. McGuigan

President and Chief Executive Officer,
Mast Global

Jane L. Ramsey

Executive Vice President, Human Resources,
Limited Brands, Inc.

Sharen J. Turney

President and Chief Executive Officer,
Victoria's Secret

Board of Directors

Leslie H. Wexner (6)

Chairman and Chief Executive Officer, Limited Brands, Inc.
Columbus, Ohio

Dennis S. Hersch (4)

President, N.A. Property, Inc.
New York, New York

James L. Heskett (2, 3)

Baker Foundation Professor Emeritus, Graduate School of Business Administration, Harvard University
Boston, Massachusetts

Donna A. James (1, 3, 5)

Managing Director, Lardon & Associates LLC
Columbus, Ohio

David T. Kollat (1, 2, 4)

Chairman, 22, Inc.
Westerville, Ohio

Raymond Zimmerman (1, 4)

Chief Executive Officer, Service Merchandise LLC
Boca Raton, Florida

E. Gordon Gee (5)

President, The Ohio State University
Columbus, Ohio

William R. Loomis, Jr. (4)

Senior Advisor, China International Capital Corporation and Lazard LLC
Santa Barbara, California

Jeffrey H. Miro (2, 3)

Senior Partner, Honigman Miller Schwartz and Cohn LLP
Bloomfield Hills, Michigan

Michael G. Morris (2)

Chairman, American Electric Power Company, Inc.
Northville, Michigan

Allan R. Tessler (1, 3, 4, 6)

Chairman and Chief Executive Officer, International Financial Group, Inc.
Wilson, Wyoming

Abigail S. Wexner (4, 5)

Community Volunteer
Columbus, Ohio

1 = Member of the Audit Committee
2 = Member of the Compensation Committee
3 = Member of the Nominating and Governance Committee
4 = Member of the Finance Committee
5 = Member of the Inclusion Committee
6 = Member of the Executive Committee

Company Information

Headquarters

Limited Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230

614.415.7000
www.limitedbrands.com

Stock Exchange Listing

New York Stock Exchange
(Trading Symbol "LTD")

Information Requests

Through our website:	www.limitedbrands.com
Upon written request to:	Limited Brands, Inc. Investor Relations Three Limited Parkway Columbus, Ohio, 43230
By calling:	614.415.6400

Limited Brands, Inc.

Founded 1963

as of February 2, 2013:
Approximate associate base: 99,400
Approximate shareholder base: 146,000

Annual Meeting of Shareholders

8:30 A.M., Thursday, May 23, 2013
Three Limited Parkway
Columbus, Ohio 43230

Independent Public Accountants

Ernst & Young LLP
Columbus, Ohio

Stock Transfer Agent, Registrar, and Dividend Agent

American Stock Transfer & Trust Company ("AST")
6201 15th Avenue
Brooklyn, NY 11219

866.875.7975
718.921.8124
www.amstock.com/company/limitedbrands.asp

Available on our website, www.limitedbrands.com:

- Anticipated release dates for monthly sales and quarterly earnings
- Live webcasts of the quarterly earnings conference calls
- Audio replays of monthly sales and quarterly earnings conference calls. Audio replays are also available by dialing 866.NEWS.LTD (866.639.7583).

NYSE Certification Statement

Our Chief Executive Officer and Chief Financial Officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to our Form 10-K for the fiscal year ended February 2, 2013. In addition, our Chief Executive Officer filed a separate annual certification to the New York Stock Exchange following our annual shareholders' meeting on May 24, 2012.

ADMITTANCE SLIP

2013 ANNUAL MEETING OF STOCKHOLDERS

Date, Time and Place of Meeting:

Date: Thursday, May 23, 2013

Time: **8:30 a.m., Eastern Time**

Place: Three Limited Parkway
Columbus, Ohio 43230

Attending the Meeting:

Stockholders who plan to attend the meeting in person must bring this admittance slip and a photo identification to gain access. Because of necessary security precautions, bags, purses and briefcases may be subject to inspection. To speed the admissions process, stockholders are encouraged to bring only essential items. Cameras, camcorders or video taping equipment are not allowed. Photographs or video taken by the Company at the meeting may be used by the Company. By attending, you waive any claim or rights to these photographs.

For more information about attending the annual meeting, please visit the website at **http://www.limitedbrands.com/investors** or contact Investor Relations at (614) 415-7073.

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